 Filed pursuant to Rule 424(b)(3)
Registration No. 333-197767
BLACK CREEK DIVERSIFIED PROPERTY FUND INC.
SUPPLEMENT NO. 1 DATED MARCH 15, 2018
TO THE PROSPECTUS DATED SEPTEMBER 1, 2017
This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Diversified Property Fund Inc., dated September 1, 2017 (the “Prospectus”). This Supplement supersedes and replaces all prior supplements to the Prospectus. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
The purpose of this Supplement is to disclose:

A.	the transaction price for each class of our common stock as of April 1, 2018;

B.	the calculation of our February 28, 2018 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;

C.	the status of the offering;

D.	cover page update;

E.	tax law update;

F.	changes to our allocation policy;

G.	an update to our investment objectives;

H.	an update to our financing objectives;

I.	an update to our risk factors;

J.	appointment of a new executive officer;

K.	the entry by the company into a selected dealer agreement with Morgan Stanley Smith Barney LLC (“Morgan Stanley”), the Dealer Manager and the Advisor;

L.	changes to Class I share eligibility;

M.	changes resulting from an amended and restated share redemption program;

N.	updated information with respect to our real properties;

O.	updated selected information regarding our operations;

P.	updated information regarding fees and expenses payable to our Advisor, our Dealer Manager and their affiliates;

Q.	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Annual Report on Form 10-K for the year ended December 31, 2017;

R.	updated certain historical NAV information;

S.	updated quantitative and qualitative disclosures about market risk;

T.	updated experts information; and

U.	our consolidated financial statements and the notes thereto as of and for the year ended December 31, 2017.
A. April 1, 2018 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted (and distribution reinvestment plan issuances) as of April 1, 2018 (and redemptions as of March 31, 2018) is as follows:

Share Class	Transaction Price (per share)
Class T	$7.4648
Class S	$7.4648
Class D	$7.4648
Class I	$7.4648
Class E	$7.4648
The transaction price for each of our share classes is equal to such class’s NAV per share as of February 28, 2018. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

B. February 28, 2018 NAV Per Share
Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.blackcreekdiversified.com and is also available on our toll-free, automated telephone line at (888) 310-9352. Please see “Net Asset Value Calculation and Valuation Procedures” in our Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding real property valuations provided by Altus Group U.S. Inc. (the “Independent Valuation Firm”). All parties engaged by us in the calculation of our NAV, including the external advisor, are subject to the oversight of our board of directors. Generally, all of our real properties are appraised once each calendar year by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our Independent Valuation Firm.
As used below, “Fund Interests” means our outstanding shares of common stock, along with the partnership units in our operating partnership (“OP Units”) held by third parties, and “Aggregate Fund NAV” means the NAV of all of the Fund Interests.
The following table sets forth the components of total NAV as of February 28, 2018 and January 31, 2018:

	As of
(in thousands, except per share data)	February 28, 2018	January 31, 2018
Office properties	$1,159,750	$1,159,250
Retail properties	857,800	855,900
Industrial properties	66,000	66,000
Total investments	$2,083,550	$2,081,150
Cash and other assets, net of other liabilities	23,774	17,296
Debt obligations	(1,064,774)	(1,045,092)
Aggregate Fund NAV	$1,042,550	$1,053,354
Total Fund Interests outstanding	139,661	141,275

The following table sets forth the NAV per Fund Interest as of February 28, 2018 and January 31, 2018:

(in thousands, except per share data)	Total	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class E OP Units
As of February 28, 2018
Monthly NAV	$1,042,550	$15,720	$4,567	$18,712	$248,006	$671,496	$84,049
Fund Interests outstanding	139,661	2,106	612	2,507	33,223	89,954	11,259
NAV Per Fund Interest	$7.4648	$7.4648	$7.4648	$7.4648	$7.4648	$7.4648	$7.4648

As of January 31, 2018
Monthly NAV	$1,053,354	$15,472	$2,719	$18,761	$248,245	$684,002	$84,155
Fund Interests outstanding	141,275	2,075	365	2,516	33,294	91,738	11,287
NAV Per Fund Interest	$7.4560	$7.4560	$7.4560	$7.4560	$7.4560	$7.4560	$7.4560
The valuation for our real properties as of February 28, 2018 was provided by the Independent Valuation Firm in accordance with our valuation procedures and determined starting with the appraised value. Certain key assumptions that were used by our Independent Valuation Firm in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property type.

	Office	Industrial	Retail	Weighted-Average Basis
Exit capitalization rate	6.41%	6.78%	6.48%	6.45%
Discount rate / internal rate of return (“IRR”)	7.28%	7.70%	7.01%	7.18%
Annual market rent growth rate	3.08%	2.92%	2.89%	3.00%
Average holding period (years)	10.0	9.9	10.1	10.0

A change in the rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties:

Input	Hypothetical Change	Office	Industrial	Retail	Weighted-Average Values
Exit capitalization rate (weighted-average)	0.25% decrease	2.72%	2.34%	2.39%	2.57%
	0.25% increase	(2.52)%	(2.17)%	(2.20)%	(2.38)%
Discount rate (weighted-average)	0.25% decrease	2.02%	1.88%	1.93%	1.98%
	0.25% increase	(1.98)%	(1.84)%	(1.88)%	(1.93)%
The valuation of our debt obligations as of February 28, 2018 was in accordance with fair value standards under accounting principles generally accepted in the U.S. (“GAAP”). The key assumption used in the discounted cash flow analysis was the market interest rate. Market interest rates relating to the underlying debt obligations are based on unobservable Level 3 inputs, which we have determined to be our best estimate of current market interest rates of similar instruments. The weighted-average market interest rate used in the February 28, 2018 valuation was 3.53%.
A change in the market interest rates used would impact the calculation of the fair value of our debt obligations. For example, assuming all other factors remain constant, a decrease in the weighted-average market interest rate of 0.25% would increase the fair value of our debt obligations by approximately 0.20%. Alternatively, assuming all other factors remain constant, an increase in the weighted-average market interest rate of 0.25% would decrease the fair value of our debt obligations by approximately 0.27%.
C. Status of our Current Offering
As of March 8, 2017, we had raised gross proceeds of approximately $153.0 million from the sale of approximately 20.5 million shares in this offering, including proceeds from our distribution reinvestment plan of approximately $17.7 million. As of March 8, 2017, approximately $847.0 million in shares remained available for sale pursuant to this offering, including approximately $232.3 million in shares available for sale through our distribution reinvestment plan.
D. Update to Cover Page
The table on the cover of the Prospectus is replaced with the updated table below.

	Per Share (1)	Total Maximum Primary Offering (2)	Total Maximum Distribution Reinvestment Plan (2)	Total Maximum
Gross offering proceeds (3) (4)		$750,000,000	$250,000,000	$1,000,000,000
Public offering price, Class T shares	$7.7170
Public offering price, Class S shares	$7.7170
Public offering price, Class D shares	$7.4560
Public offering price, Class I shares	$7.4560
Upfront selling commissions and dealer manager fees and primary dealer fee (3) (4) (5)		(10,957,000)	—	(10,957,000)
Proceeds to us, before expenses (5)		$739,043,000	$250,000,000	$989,043,000

(1)
The price per share presented is based on the NAV as of January 31, 2018. Shares of each class will be issued at a price per share generally equal to the most recently disclosed monthly NAV per share for such class, plus applicable upfront selling commissions and dealer manager fees.

(2)	We reserve the right to reallocate the offering amount between the primary offering and our distribution reinvestment plan.

(3)
Table is based on certain assumptions regarding the amount of primary offering gross proceeds that come from sales of each class. The number of shares of each class sold and the relative proportions in which the classes of shares are sold are uncertain and may differ significantly from these assumptions. In addition to upfront selling commissions and dealer manager fees and the primary dealer fee reflected in this table, subject to Financial Industry Regulatory Authority, Inc., or “FINRA,” limitations on underwriting compensation, we pay the Dealer Manager certain ongoing distribution fees. See “Plan of Distribution” in the Prospectus.

(4)
Prior to September 1, 2017, we offered Class A, Class W and Class I shares in this offering. The table reflects sales of Class A, Class W and Class I shares in this offering prior to September 1, 2017 and upfront selling commissions and primary dealer fees paid with respect such sales. See “Plan of Distribution” in the Prospectus.

(5)
The per share amount represents an average of all shares under the primary offering and distribution reinvestment plan based on the foregoing assumptions and the sale of the total maximum offering. There will be additional items of value paid by us in connection with this offering, which are viewed by FINRA as underwriting compensation. Payment of this additional underwriting compensation will reduce the proceeds to us, before expenses. See “Plan of Distribution” in the Prospectus.

E. Update to Tax Law
On November 16, 2017, the U.S. House of Representatives passed the Tax Cuts and Jobs Act (H.R. 1). On December 2, 2017, the Senate passed a different version of the Tax Cuts and Jobs Act. On December 15, 2017, the House and Senate released a Conference report reconciling the House and Senate bills and producing a bill, which was subsequently adopted by both the House and the Senate, and signed into law by the President on December 22, 2017.
The Tax Cuts and Jobs Act made significant changes to the U.S. federal income tax rules for taxation of individuals and corporations. In the case of individuals, the tax brackets were adjusted, the top federal income rate was reduced to 37%, special rules reduce taxation of certain income earned through pass-through entities and reduce the top effective rate applicable to ordinary dividends from REITs to 29.6% (through a 20% deduction for ordinary REIT dividends received that are not “capital gain dividends” or “qualified dividend income,” subject to complex limitations) and various deductions were eliminated or limited, including limiting the deduction for state and local taxes to $10,000 per year. Most of the changes applicable to individuals are temporary and apply only to taxable years beginning after December 31, 2017 and before January 1, 2026. The top corporate income tax rate was reduced to 21%, and the corporate alternative minimum tax was repealed. Additionally, for taxable years beginning after December 31, 2017, the Tax Cuts and Jobs Act limits interest deductions for businesses, whether in corporate or pass-through form, to the sum of the taxpayer’s business interest income for the tax year and 30% of the taxpayer’s adjusted taxable income for the tax year. This limitation could apply to our operating partnership, underlying partnerships and potential taxable REIT subsidiaries. This limitation does not apply to an “electing real property trade or business.” We have not yet determined whether we or any of our subsidiaries will elect out of the new interest expense limitation or whether each of our subsidiaries is eligible to elect out. One consequence of electing to be an “electing real property trade or business” is that the new expensing rules will not apply to certain property used in an electing real property trade or business. In addition, in the case of an electing real property trade or business, real property and “qualified improvement property” are depreciated under the alternative depreciation system, with a 40-year useful life for nonresidential real property and a 20-year useful life for qualified improvement property (although a potential drafting error makes the useful life for qualified improvement property uncertain). There are only minor changes to the REIT rules (other than the 20% deduction applicable to individuals for ordinary REIT dividends received). The Tax Cuts and Jobs Act makes numerous other large and small changes to the tax rules that do not affect REITs directly but may affect our stockholders and may indirectly affect us. For example, the Tax Cuts and Jobs Act amended the rules for accrual of income so that income is taken into account no later than when it is taken into account on applicable financial statements, even if financial statements take such income into account before it would accrue under the original issue discount rules, market discount rules or other rules in the Code. Such rule may cause us to recognize income before receiving any corresponding receipt of cash, which may make it more likely that we could be required to borrow funds or take other action to satisfy the REIT distribution requirements for the taxable year in which such income is recognized, although the precise application of this rule is unclear at this time. In addition, the Tax Cuts and Jobs Act reduced the limit for individual’s mortgage interest expense to interest on $750,000 of mortgages and does not permit deduction of interest on home equity loans (after grandfathering all existing mortgages). Such change and the reduction in deductions for state and local taxes (including property taxes) may potentially (and negatively) affect the markets in which we may invest.
Prospective stockholders are urged to consult with their tax advisors with respect to the Tax Cuts and Jobs Act and any other regulatory or administrative developments and proposals and their potential effect on investment in our common stock.
F. Changes to our Allocation Policy
The following disclosure replaces the similar disclosure in the Prospectus under the heading “Conflicts of Interest—Conflict Resolution Procedures—Allocation of Investment Opportunities” and all similar disclosure in the Prospectus.
Allocation of Investment Opportunities
Certain direct or indirect owners, managers, employees and officers of the Advisor are presently, and may in the future be, affiliated with other programs and business ventures and may have conflicts of interest in allocating their time, services, functions and investment opportunities among us and other real estate programs or business ventures that such direct or indirect owners, managers, employees and officers organize or serve. The Advisor has informed us that it will employ sufficient staff to be fully capable of discharging its responsibilities to us in light of the other real estate programs that from time to time will be advised or managed by its direct or indirect owners, managers, employees and officers.
In the event that an investment opportunity becomes available which, in the discretion of the Advisor, may be suitable for us, the Advisor will examine various factors (“Allocation Factors”) and will consider whether under such factors the opportunity is equally suitable for us and one or more programs sponsored or advised by an affiliate of the Sponsor. The Sponsor maintains and updates Allocation Factors from time to time based on review by the Sponsor’s Head of Real Estate. Current examples of Allocation Factors include:

•	Overall investment objectives, strategy and criteria, including product type and style of investing (for example, core, core plus, value-add and opportunistic);

•	The general real property sector or debt investment allocation targets of each program and any targeted geographic concentration;

•	The cash requirements of each program;

•	The strategic proximity of the investment opportunity to other assets;

•	The effect of the acquisition on diversification of investments, including by type of property, geographic area, customers, size and risk;

•	The policy of each program relating to leverage of investments;

•	The effect of the acquisition on loan maturity profile;

•	The effect on lease expiration profile;

•	Customer concentration;

•
The effect of the acquisition on ability to comply with any restrictions on investments and indebtedness contained in applicable governing documents, SEC filings, contracts or applicable law or regulation;

•	The effect of the acquisition on the applicable entity’s intention not to be subject to regulation under the Investment Company Act;

•	Legal considerations, such as ERISA and FIRPTA, that may be applicable to specific investment platforms;

•	The financial attributes of the investment;

•	Availability of financing;

•	Cost of capital;

•	Ability to service any debt associated with the investment;

•	Risk return profiles;

•	Targeted distribution rates;

•	Anticipated future pipeline of suitable investments;

•	Expected holding period of the investment and the applicable entity’s remaining term;

•	Whether the applicable entity still is in its fundraising and acquisition stage, or has substantially invested the proceeds from its fundraising stage;

•	Whether the applicable entity was formed for the purpose of making a particular type of investment;

•	Affiliate and/or related party considerations;

•	The anticipated cash flow of the applicable entity and the asset;

•	Tax effects of the acquisition, including on REIT or partnership qualifications;

•	The size of the investment; and

•	The amount of funds available to each program and the length of time such funds have been available for investment.
In the event that our investment objectives overlap with those of another such program and the opportunity is equally suitable for us and the other program, then the Advisor will utilize a reasonable allocation method to determine which investments are presented to our board of directors as opposed to the board of directors of such other program. Our board of directors, including the independent directors, has a duty to ensure that the method used by the Advisor for the allocation of investments by two or more programs sponsored or advised by affiliates of the Sponsor seeking to acquire similar types of investments shall be reasonable. The Advisor is required to obtain and provide to our board of directors the necessary information to make this determination.
If a subsequent development, such as a delay in the closing of a property or a delay in the construction of a property, causes any such investment, in the opinion of the Advisor, to be more appropriate for a program other than the program that committed to make the investment, the Advisor may determine that another program sponsored or advised by an affiliate of the Sponsor may make the investment.
Because affiliates of the Sponsor currently sponsor or advise and in the future may sponsor or advise other investment vehicles (each, an “Investment Vehicle”) with overlapping investment objectives, strategies and criteria, potential conflicts of interest may arise with respect to industrial real estate investment opportunities (“Industrial Investments”). In order to manage this potential conflict of interest, in allocating Industrial Investments among the Investment Vehicles, the Sponsor follows an allocation policy (the “Allocation Policy”) which currently provides that if the Sponsor or one of its affiliates is awarded and controls an Industrial Investment that is suitable for more than one Investment Vehicle, based upon various Allocation Factors, including without limitation availability of capital, portfolio objectives, diversification goals, target investment markets, return requirements, investment timing and the Investment Vehicle’s applicable approval discretion and timing, then the Industrial Investment will be allocated to Investment Vehicles on a rotational basis and will be allocated to the Investment Vehicle at the top of the rotation list (that is, the Investment Vehicle that has gone the longest without being allocated an Industrial Investment). If an Investment Vehicle on the list declines the Industrial Investment, it will be rotated to the bottom of the rotation list. Exceptions may be made to the Allocation Policy for (x) transactions necessary to accommodate an exchange pursuant to Section 1031 of the Code, (y) characteristics of a particular Industrial Investment or Investment Vehicle, such as adjacency to an existing asset, legal, regulatory or tax concerns or benefits, portfolio balancing or other Allocation Factors listed above, which make the Industrial Investment more advantageous to one of the Investment Vehicles. In addition, the Sponsor may from time to time specify that it will not seek new allocations for more than one Investment Vehicle until certain minimum allocation levels are reached.
The Sponsor may from time to time grant to certain Investment Vehicles certain exclusivity, rotation or other priority (each, a “Special Priority”) with respect to Industrial Investments. The only currently existing Special Priority has been granted to BTC II, pursuant to which BTC II will be presented with the following Industrial Investments (subject to the terms and conditions of the BTC II partnership agreement):

•	BTC II will have the first option to pursue all potential development investments prior to March 31, 2018, and thereafter one out of every three potential development investments.
The Special Priority granted to BTC II will terminate on the earlier to occur of certain events described in the BTC II partnership agreement, such that it will terminate by or before May 2021. The Sponsor or its affiliates may grant additional Special Priorities in the future and from time to time.
The Sponsor may modify its overall allocation policies from time to time. Any changes to the Sponsor’s allocation policies will be timely reported to our Conflicts Resolution Committee. The Advisor will be required to provide information to our board of directors on a quarterly basis to enable our board of directors, including the independent directors, to determine whether such procedures are being fairly applied. One of our independent directors, Mr. Charles Duke, is also an independent director for IPT and BCI IV. If there are any transactions or policies affecting us and IPT or BCI IV, Mr. Duke will recuse himself from making any such decisions for as long as he holds both positions.
These allocation procedures may result in investment opportunities that are attractive to us being directed to another entity sponsored or advised by affiliates of the Sponsor and the Advisor. In addition, entities sponsored or advised by affiliates of the Sponsor may sponsor or advise additional real estate funds or other ventures now and in the future. The result of the creation of such additional funds may be to increase the number of parties who have the right to participate in, or have priority with respect to, investment opportunities sourced by the Sponsor or its affiliates, thereby reducing the number of investment opportunities available to us. Additionally, this may result in certain asset classes being unavailable for investment by us, or being available only after one or more other real estate funds have first had the opportunity to invest in such assets.
To the extent that the Advisor or another affiliated entity becomes aware of an investment opportunity that is suitable for us, it is possible that we may, pursuant to the terms of any agreement with such affiliate or such related entity, co-invest equity capital in the form of a joint venture. Any such joint venture will require the approval of a majority of the board of directors, including a majority of the independent directors.
G. Update to Investment Objectives
The following updates and supersedes the section in the Prospectus titled “Investment Strategy, Objectives and Policies—Investment Strategy” and replaces all similar disclosure in the Prospectus:
Investment Strategy
We will continue to focus our investment activities on expanding a high-quality, diversified real estate portfolio throughout the U.S. Although we generally target investments in four primary property categories (office, retail, industrial and multifamily), our charter and bylaws do not preclude us from investing in other types of commercial property, real estate debt, or real estate related equity securities.
We believe that the real estate market is cyclical, with demand for property types peaking at different times. Although we do not invest for the short term, we are active portfolio managers and will seek to take advantage of opportunities to acquire or dispose of assets strategically at different points in the cycle. One reason we focus on multiple property types and markets is to increase our ability to take advantage of these market cycles. We believe that the broader the opportunity set in which to invest our capital, the more selective we can be in choosing strategic and accretive investments, which we believe may result in attractive total returns for you. Seeing more of the overall real estate market also may allow us to be consistent and meaningful investors throughout different cycles. When we believe one sector is overvalued, we patiently wait and focus on another sector that we believe is overlooked. We also believe that value generally is based on the investment’s ability to produce cash flow and not what the next buyer will pay at any point in time. We generally focus on select, targeted markets that exhibit characteristics of being supply-constrained with strong demand from tenants seeking quality space.

Our near-term, investment strategy is likely to prioritize new investments in the industrial and multifamily sectors due to attractive fundamental conditions. We have been focused on selling certain non-strategic office and retail assets. The disposition of these properties has helped us increase our current allocation to industrial real estate assets and liquidity to pursue new investment opportunities. However, there can be no assurance that we will be successful in this investment strategy, including with respect to any particular asset class. To a lesser extent we may invest in other types of real estate including, but not limited to, hospitality, medical offices, student housing and unimproved land. We currently do not intend to invest in these other types of real estate.
We generally employ a long-term hold strategy for strategic investments within our portfolio of real estate assets. The majority of our current portfolio consists of primarily “core” or “core-plus” properties that have significant operating histories and are substantially leased whereby a significant portion of the total investment return is expected to be derived from current income. In addition, we have invested in a relatively smaller proportion of “value added” opportunities that have arisen in circumstances where we have determined that a property may be situationally undervalued or where re-development, re-leasing and/or improved asset management may increase cash flows, and where the total investment return is generally expected to have a relatively larger component derived from capital appreciation.
H. Update to Financing Objectives
The following updates and supersedes the second paragraph in the section in the Prospectus titled “Investment Strategy, Objectives and Policies—Borrowing Policies” and replaces all similar disclosure in the Prospectus:
We use financial leverage to provide additional funds to support our investment activities. We calculate our leverage for reporting purposes as the outstanding principal balance of our total borrowings divided by the fair value of our real property and debt-related investments. Based on this methodology, our leverage was 49.1% as of December 31, 2017, as compared to 45.9% as of December 31, 2016. There are other methods of calculating our overall leverage ratio that may differ from this methodology, such as the methodology used in determining our compliance with corporate borrowing covenants. Our current leverage target is between 40-60%. Although we will generally work to maintain the targeted leverage ratio over the near term, we may change our targeted leverage ratio from time to time. In addition, we may vary from our target leverage ratio from time to time, and there are no assurances that we will maintain the targeted range disclosed above or achieve any other leverage ratio that we may target in the future. Our board of directors may from time to time modify our borrowing policy in light of then-current economic conditions, the relative costs of debt and equity capital, the fair values of our properties, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors.
I. Risk Factors
The following risk factors supplement the risk factors and/or supersede and replace the similar risk factors contained in the Prospectus and all similar disclosure in the Prospectus:
We may default on our derivative obligations if we default on the indebtedness underlying such obligations.
We have agreements with certain of our derivative counterparties that contain a provision where we could be declared in default on our derivative obligations if repayment of the underlying indebtedness is accelerated by the lender due to our default on the indebtedness. We also have agreements with certain other derivative counterparties that contain a provision whereby if we default on any of our indebtedness held by the Operating Partnership, including default where repayment of the indebtedness has not been accelerated by the lender, then we could also be declared in default on our derivative obligations. If we are declared in default under the terms of a derivative contract, the counterparty would have the right to terminate all outstanding derivative transactions between us and that counterparty and settle them based on their net market value or replacement cost.
We have experienced periods in the past in which redemption demand exceeded redemption capacity, and we could experience such situations again in the future.
We commenced our initial public offering in January 2006 and commenced operations later that year. At that time, we only offered Class E shares of common stock (referred to at that time simply as our shares of “common stock”), and our share redemption program for Class E stockholders (which was more restrictive than our current share redemption program) was subject to limitations that included a maximum number of redemptions during any calendar year of 5% of the weighted-average number of shares outstanding during the prior calendar year. Beginning in the first quarter of 2009 through the third quarter of 2016, redemption requests from Class E stockholders exceeded the redemption limits set forth in the Class E share redemption program and associated offering materials, and we conducted a number of self-tender offers to supplement this liquidity. As a result, we redeemed only a portion of the shares from investors who sought redemption during that period, either through the redemption program or self-tender offers, and the stockholders were required to resubmit redemption requests periodically in order to renew their requests to either have their shares redeemed pursuant to the share redemption program or purchased pursuant to a tender offer.

Although all properly submitted redemption requests and/or tenders in our self-tender offers have been satisfied beginning with the fourth quarter of 2016, in the future we could experience situations like that described above in which redemption demand exceeds capacity. Our current share redemption program has different limitations than our share redemption program did during that time, but it remains true that our ability to redeem the stockholder shares may be limited, and our board of directors may modify, suspend or terminate our share redemption program at any time. Furthermore, we may redeem fewer shares than have been requested in any particular month to be redeemed under our share redemption program, or none at all, in our discretion at any time. If a redemption request under our share redemption program is unsatisfied, it must be resubmitted after the start of the next month or quarter, or upon the recommencement of the share redemption program, as applicable.
Historical returns may be presented over limited timeframes and are inherently limited in their applicability to the future.
In our prospectus, in our annual report, and in other investor communications, we disclose certain historical NAV and total return information. This information may be presented on a class-by-class basis or on a weighted-average basis across all our classes. The information may go back one month, one quarter, or longer periods. While we believe this historical information is useful, investors should understand that any historical return presentation is inherently limited in its applicability to the future, for a variety of reasons. We may have performed better in certain past time periods than others, and we cannot predict the future performance of our company specifically or the broader economy and real estate markets more generally. Furthermore, from time to time we make changes to our portfolio, our investment focus, or structural aspects of our company that may make past returns less comparable. Over time, we have made changes to the fees and reimbursements we pay to the Advisor (in connection with managing our operations) and the dealer manager for our public offerings, Black Creek Capital Markets, LLC (the “Dealer Manager”), and participating broker-dealers (in connection with our public offerings). Our share classes have different upfront fees and different class-specific fees that make their returns different from those of other classes and from average returns that may be shown. In some cases, we have changed the names of our share classes and the fees that affect their returns. Over time, we have also made changes to the frequency with which, and the methodologies with which, we estimate the value of our shares.
In particular, it was not until July 2012 that we converted to a perpetual-life “NAV REIT” that offers multiple classes of shares, moved to a fee structure similar to what we have now, and began providing regular NAV computations and disclosures similar to those we provide now. For this reason, our historical return disclosures typically do not go further back than September 30, 2012, which is the first quarter-end date as an NAV REIT and which we refer to as our “NAV inception.” Nevertheless, investors should be aware that we commenced operations in the first quarter of 2006, and from 2006 to 2009 raised capital through the sale of Class E shares of common stock (referred to at that time simply as our shares of “common stock”) at a fixed price of $10.00 per share. Prior to NAV inception in 2012, we had a materially different structure both in terms of the commissions charged in connection with sales of shares and the fees and reimbursements we paid to the Advisor and the Dealer Manager. As a result of both this different structure and the effects of the financial crisis, the performance returns for individual Class E stockholders that acquired shares in our offerings from 2006 to 2009 is lower than those for our other stockholders.
Interest rate changes may cause volatility in our monthly NAV.
In accordance with our valuation procedures, we generally use the fair value of our assets and liabilities to determine our monthly NAV.  The fair value of certain of our assets and liabilities may be very sensitive to interest rate changes, such as fixed rate borrowings and interest rate hedges. As a result, changes in projected forward interest rates may cause volatility in our monthly NAV.
We may pay distributions from sources other than our cash flow from operations, including, without limitation, the sale of assets, borrowings or offering proceeds, and we have no limits on the amounts we may pay from such sources.
Although our distributions during the years ended December 31, 2017, 2016, and 2015 were fully funded from our operations, in the future we may fund distributions from other sources. Our long-term strategy is to fund the payment of regular distributions to you entirely from our operations. However, if we are unsuccessful in investing the capital we raise in our public offerings or which is generated from the sale of existing assets on an effective and efficient basis that is accretive to our distribution level, we may be required to fund our distributions to you from a combination of our operations and financing activities, which include net proceeds of our public offerings and borrowings (including borrowings secured by our assets), or to reduce the level of our distributions. Using certain of these sources may result in a liability to us, which would require a future repayment. The use of these sources for distributions and the ultimate repayment of any liabilities incurred could adversely impact our ability to pay distributions in future periods, decrease the amount of cash we have available for new investments, repayment of debt, share redemptions and other corporate purposes, and potentially reduce your overall return and adversely impact and dilute the value of their investment in shares of our common stock. We may pay distributions from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings or offering proceeds. Our ability to pay distributions solely from cash flows from operations has been impacted by the expiration of certain large leases in our portfolio. All distributions result in a decrease to our NAV while cash flow generated from our operations results in an increase to NAV. We generally seek to fund our distributions solely from our cash flow from operations and as a result, any cash flow from operations in excess of our distributions results in a net increase to NAV. Conversely, if our distributions exceed our cash flow from operations, the net effect would result in a decrease to NAV. We have not established a limit on the amount of our distributions that may be paid from any of these sources.

If we were to internalize our management or if another investment program, whether sponsored or advised by affiliates of the Sponsor or otherwise, conducts its own internalization transaction, we could incur significant costs and/or our business could be harmed.
At some point in the future, we may consider internalizing the functions performed for us by the Advisor, although we do not currently intend to do so. Any internalization transaction could result in significant payments to the owners of the Advisor, including in the form of our stock which could reduce the percentage ownership of our then existing stockholders and concentrate ownership in the owner of the Advisor. In addition, we rely on persons employed by the Advisor or its affiliates to manage our day-to-day operating and acquisition activities. If we were to effectuate an internalization of the Advisor, we may not be able to retain all of the employees of the Advisor or its affiliates or to maintain relationships with other entities sponsored or advised by affiliates of the Sponsor. In addition, some of the employees of the Advisor or its affiliates may provide services to one or more other investment programs. These programs or third parties may decide to retain some or all of the key employees in the future. If this occurs, these programs could hire certain of the persons currently employed by the Advisor or its affiliates who are most familiar with our business and operations, thereby potentially adversely impacting our business.
We are dependent on our tenants for revenue and we are exposed to risks if we are unable to collect rent from our tenants.
As of December 31, 2017, there was only one tenant that individually represented more than 10.0% of total annualized base rent, and our 10 largest tenants represented 33.7% of total annualized base rent. We are not aware of any current tenants, including our largest tenant, whose inability to pay their contractual rental amounts would have a material adverse impact on our results of operations.
The Advisor and its affiliates, including our officers and two of our directors, face conflicts of interest caused by compensation arrangements with us and other entities sponsored or advised by affiliates of the Sponsor, which could result in actions that are not in your best interests.
Some of our executive officers, two of our directors and other key personnel are also officers, directors, managers, key personnel and/or holders of an ownership interest in the Advisor, the Dealer Manager and/or other entities related to the Sponsor. The Advisor and its affiliates receive substantial fees from us in return for their services and these fees could influence their advice to us. Among other matters, the compensation arrangements could affect their judgment with respect to:

•	the continuation, renewal or enforcement of our agreements with the Advisor and its affiliates, including the Advisory Agreement and the agreement with the Dealer Manager;

•
recommendations to our board of directors with respect to developing, overseeing, implementing and coordinating our NAV procedures, or the decision to adjust the value of certain of our assets or liabilities if the Advisor is responsible for valuing them;

•	public offerings of equity by us, which may result in increased fees for the Advisor and other related parties;

•	competition for tenants from entities sponsored or advised by affiliates of the Sponsor that own properties in the same geographic area as us;

•	investments in assets subject to product specialist agreements with affiliates of the Advisor; and

•	investments through a joint venture or other co-ownership arrangements, which may result in increased fees for the Advisor.
Considerations relating to compensation to the Advisor and its affiliates from us and other entities sponsored or advised by affiliates of the Sponsor could result in decisions that are not in your best interests, which could hurt our ability to pay you distributions or result in a decline in the value of your investment. Conflicts of interest such as those described above have contributed to stockholder litigation against certain other externally managed REITs that are not affiliated with us or the Sponsor.
We will compete with entities sponsored or advised by affiliates of the Sponsor, for whom affiliates of the Sponsor provide certain advisory or management services, for opportunities to acquire or sell investments, and for customers, which may have an adverse impact on our operations.
We will compete with entities sponsored or advised by affiliates of the Sponsor, whether existing or created in the future, as well as entities for whom affiliates of the Sponsor provide certain advisory or management services, for opportunities to acquire, lease, finance or sell certain types of properties. We may also buy, finance or sell properties at the same time as these entities are buying, financing or selling properties. In this regard, there is a risk that we will purchase a property that provides lower returns to us than a property purchased by entities sponsored or advised by affiliates of the Sponsor and entities for whom affiliates of the Sponsor provide certain advisory or management services.

Certain entities sponsored or advised by affiliates of the Sponsor own and/or manage properties in geographical areas in which we expect to own properties. Therefore, our properties may compete for customers with other properties owned and/or managed by these entities. The Advisor may face conflicts of interest when evaluating customer leasing opportunities for our properties and other properties owned and/or managed by these entities and these conflicts of interest may have a negative impact on our ability to attract and retain customers. The Sponsor and the Advisor have implemented lease allocation guidelines to assist with the process of the allocation of leases when we and certain other entities to which affiliates of the Advisor are providing certain advisory services have potentially competing properties with respect to a particular customer. Pursuant to the lease allocation guidelines, if we have an opportunity to bid on a lease with a prospective customer and one or more of these other entities has a potentially competing property, then, under certain circumstances, we may not be permitted to bid on the opportunity and in other circumstances, we and the other entities will be permitted to participate in the bidding process. The lease allocation guidelines are overseen by a joint management committee consisting of our management committee and certain other management representatives associated with other entities to which affiliates of the Advisor are providing similar services.
Because affiliates of the Sponsor and the Advisor currently sponsor and in the future may advise other investment vehicles (each, an “Investment Vehicle”) with overlapping investment objectives, strategies and criteria, potential conflicts of interest may arise with respect to industrial real estate investment opportunities (“Industrial Investments”). In order to manage this potential conflict of interest, in allocating Industrial Investments among the Investment Vehicles, the Sponsor follows an allocation policy (the “Allocation Policy”) which currently provides that if the Sponsor or one of its affiliates is awarded and controls an Industrial Investment that is suitable for more than one Investment Vehicle, based upon various Allocation Factors (as defined below), including without limitation availability of capital, portfolio objectives, diversification goals, target investment markets, return requirements, investment timing and the Investment Vehicle’s applicable approval discretion and timing, then the Industrial Investment will be allocated to Investment Vehicles on a rotational basis and will be offered to the Investment Vehicle at the top of the rotation list (that is, the Investment Vehicle that has gone the longest without being allocated an Industrial Investment). If an Investment Vehicle on the list declines the Industrial Investment, it will be rotated to the bottom of the rotation list. Exceptions may be made to the Allocation Policy for (x) transactions necessary to accommodate an exchange pursuant to Section 1031 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), or (y) characteristics of a particular Industrial Investment or Investment Vehicle, such as adjacency to an existing asset, legal, regulatory or tax concerns or benefits, portfolio balancing or other Allocation Factors, which make the Industrial Investment more advantageous to one of the Investment Vehicles. In addition, the Sponsor may from time to time specify that it will not seek new allocations for more than one Investment Vehicle until certain minimum allocation levels are reached. “Allocation Factors” are those allocation factors that the Sponsor maintains and updates from time to time based on review by the Sponsor’s Head of Real Estate.
The Sponsor may from time to time grant to certain Investment Vehicles certain exclusivity, rotation or other priority (each, a “Special Priority”) with respect to Industrial Investments or other investment opportunities. The only currently existing Special Priority has been granted to IPT’s second build-to-core fund (“BTC II”), pursuant to which BTC II will be presented with the following Industrial Investments (subject to the terms and conditions of the BTC II partnership agreement):

•	BTC II will have the first option to pursue all potential development investments prior to March 31, 2018, and thereafter one out of every three potential development investments.
The Special Priority granted to BTC II will terminate on the earlier to occur of certain events described in the BTC II partnership agreement, such that it will terminate by or before May 2021. The Sponsor or its affiliates may grant additional Special Priorities in the future and from time to time. In addition, to the extent that a potential conflict of interest arises with respect to an investment opportunity other than an Industrial Investment, the Sponsor currently expects to manage the potential conflict of interest by allocating the investment in accordance with the principles of the Allocation Policy the Sponsor follows with respect to Industrial Investments.
The Sponsor may modify its overall allocation policies from time to time. Any changes to the Sponsor’s allocation policies will be timely reported to our Conflicts Resolution Committee. The Advisor will be required to provide information to our board of directors on a quarterly basis to enable our board of directors, including the independent directors, to determine whether such policies are being fairly applied.

The real estate industry is subject to extensive regulation, which may result in higher expenses or other negative consequences that could adversely affect us.
Our activities are subject to federal, state and municipal laws, and to regulations, authorizations and license requirements with respect to, among other things, zoning, environmental protection and historical heritage, all of which may affect our business. We may be required to obtain licenses and permits with different governmental authorities in order to acquire and manage our assets.
In addition, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) which generally took effect in 2011, contains a sweeping overhaul of the regulation of U.S. financial institutions and financial markets. Key provisions of the Dodd-Frank Act require extensive rulemaking by the SEC and the U.S. Commodity Futures Trading Commission, some of which remains ongoing. Thus, the full impact of the Dodd-Frank Act on our business cannot be fully assessed until all final implementing rules and regulations are promulgated.
Various rules currently in effect under the Dodd-Frank Act may have a significant impact on our business, including, without limitation, provisions of the legislation that increase regulation of and disclosure requirements related to investment advisors, swap transactions and hedging policies, corporate governance and executive compensation, investor protection and enforcement provisions, and asset-backed securities. In February 2017, the U.S. President ordered the Secretary of the U.S. Treasury to review certain existing rules and regulations, such as those promulgated under the Dodd-Frank Act; however, the implications of that review are not yet known and none of the rules and regulations promulgated under the Dodd-Frank Act have been modified or rescinded as of the date of this report.
For example, but not by way of limitation, the Dodd-Frank Act and the rules and regulations promulgated thereunder provides for significantly increased regulation of the derivatives markets and transactions that affect our interest rate hedging activities, including: (i) regulatory reporting; (ii) subject to limited exemptions, mandated clearing through central counterparties and execution on regulated exchanges or execution facilities; and (iii) margin and collateral requirements. While the full impact of the Dodd-Frank Act on our interest rate hedging activities cannot be fully assessed until all final implementing rules and regulations are promulgated, the foregoing requirements may affect our ability to enter into hedging or other risk management transactions, may increase our costs in entering into such transactions, and/or may result in us entering into such transactions on less favorable terms than prior to the Dodd-Frank Act. For example, subject to an exception for “end-users” of swaps upon which we and our subsidiaries generally rely, we may be required to clear certain interest rate hedging transactions by submitting them to a derivatives-clearing organization. To the extent we are required to clear any such transactions, we will be required to, among other things, post margin in connection with such transactions. The occurrence of any of the foregoing events may have an adverse effect on our business and your return.
In addition, public authorities may enact new and more stringent standards, or interpret existing laws and regulations in a more restrictive manner, which may force companies in the real estate industry, including us, to spend funds to comply with these new rules. Any such action on the part of public authorities may adversely affect the value of your investments.
In the event of noncompliance with such laws, regulations, licenses and authorizations, we may face the payment of fines, project shutdowns, cancellation of licenses, and revocation of authorizations, in addition to other civil and criminal penalties.
The costs associated with complying with the Americans with Disabilities Act and the Fair Housing Amendment Act may reduce the amount of cash available for distribution to you.
Investment in real properties may also be subject to the Americans with Disabilities Act of 1990, as amended, or the “Disabilities Act” and the Fair Housing Amendment Act, as amended, or the “Fair Housing Act.” Under the Disabilities Act, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Disabilities Act has separate compliance requirements for “public accommodations” and “commercial facilities” that generally require that buildings and services be made accessible and available to people with disabilities. The Disabilities Act’s requirements could require us to remove access barriers and our failure to comply with the act’s requirements could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. The Fair Housing Act requires multifamily dwellings first occupied after March 13, 1991 to comply with design and construction requirements related to access and use by disabled persons. We will attempt to acquire properties that comply with these acts or place the burden on the seller or other third party, such as a tenant, to ensure compliance with these acts. We cannot assure you that we will be able to acquire properties or allocate responsibilities in this manner. Any monies we use to comply with or defend lawsuits related to the Disabilities Act and Fair Housing Act will reduce our NAV and the amount of cash available for distribution to you.

Failure to qualify as a REIT could adversely affect our operations and our ability to make distributions.
If we were to fail to qualify as a REIT for any taxable year, we would be subject to U.S. federal income tax on our taxable income at corporate rates. In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year in which we lose our REIT status. Losing our REIT status would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. In addition, distributions to stockholders would no longer be deductible in computing our taxable income and we would no longer be required to make distributions. To the extent that distributions had been made in anticipation of our qualifying as a REIT, we might be required to borrow funds or liquidate some investments in order to pay the applicable corporate income tax. In addition, although we intend to operate in a manner as to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause our board of directors to recommend that we revoke our REIT election.
If our assets are deemed to be plan assets, the Advisor and we may be exposed to liabilities under Title I of ERISA and the Code.
In some circumstances where an ERISA plan holds an interest in an entity, the assets of the entity are deemed to be ERISA plan assets unless an exception applies. This is known as the “look-through rule.” Under those circumstances, the obligations and other responsibilities of plan sponsors, plan fiduciaries and plan administrators, and of parties in interest and disqualified persons, under Title I of ERISA and Section 4975 of the Code, as applicable, may be applicable, and there may be liability under these and other provisions of ERISA and the Code. We believe that our assets should not be treated as plan assets because the shares should qualify as “publicly-offered securities” that are exempt from the look-through rules under applicable Treasury Regulations. We note, however, that because certain limitations are imposed upon the transferability of shares so that we may qualify as a REIT, and perhaps for other reasons, it is possible that this exemption may not apply. If that is the case, and if the Advisor or we are exposed to liability under ERISA or the Code, our performance and results of operations could be adversely affected. Prior to making an investment in us, you should consult with your legal and other advisors concerning the impact of ERISA and the Code on your investment and our performance.
We do not intend to provide investment advice to any potential investor for a fee. However, we, the Advisor, and our respective affiliates receive certain fees and other consideration disclosed herein in connection with an investment. If it were determined we provided an investor in an employee pension benefit plan subject to ERISA, such as a profit sharing, Section 401(k) or pension plan, or of any other retirement plan or account subject to Section 4975 of the Code, such as an IRA, or any entity that includes such assets (each a “Benefit Plan”) with investment advice for a fee, it could give rise to a determination that we constitute an investment advice fiduciary under ERISA. Such a determination could give rise to claims that our fee arrangements constitute non-exempt prohibited transactions under ERISA or the Code and/or claims that we have breached a fiduciary duty to a Benefit Plan investor. Adverse determinations with respect to ERISA fiduciary status or non-exempt prohibited transactions could result in significant civil penalties and excise taxes.
J. Appointment of New Executive Officer
The following disclosure supplements the “Management—Directors and Executive Officers” section of the Prospectus.
On October 13, 2017, our board of directors appointed Gary M. Reiff to serve as our Managing Director, Chief Administrative and Compliance Officer. Mr. Reiff, age 58, also has served as Chief Administrative, Legal and Compliance Officer of our Advisor since September 2017, having previously served as Executive Vice President and General Counsel of our Advisor from 2007 to April 2017, and as Chief Administrative Officer and Chief Legal Officer from April 2017 to September 2017. Mr. Reiff also has served, since March 2017, as the Managing Director, Chief Administrative and Legal Officer of Black Creek Group LLC, a Denver-based real estate investment firm which he joined in February 2007, having previously served as Chief Operating Officer and Chief Legal Officer of Black Creek Group, LLC and Dividend Capital Group LLC from March 2008-March 2017. In addition, Mr. Reiff has held various positions with affiliates of Black Creek Group LLC and Dividend Capital Group LLC, acting as Managing Director, General Counsel, Chief Legal Officer, Chief Administrative Officer, Executive Vice President and Chief Operating Officer of various of those affiliates, including since April 2017 as Chief Administrative Officer and Chief Legal Officer of the following (having previously served as Executive Vice President and General Counsel of the following): Industrial Income Advisors LLC (the advisor to Industrial Income Trust Inc.), Industrial Property Advisors LLC (the advisor to Industrial Property Trust Inc.) and BCI IV Advisors LLC (the advisor to Black Creek Industrial REIT IV). From 1985 until 1986, and from 1989 until 2007, Mr. Reiff was an attorney with Brownstein Hyatt Farber Schreck, P.C., being a shareholder from 1991 until 2007. Mr. Reiff also served as a member of that firm’s Executive Committee and co-chair of the firm’s Corporate and Securities Department. During Mr. Reiff’s more than 20 years of private legal practice, he has represented a wide variety of businesses and corporations, both public and private, in their acquisitions, dispositions, ventures, financings and general corporate counseling. Mr. Reiff currently serves on the Colorado Independent Ethics Commission and the Denver Water Board, having most recently served as the Chair of the Colorado Transportation Commission and on the High Enterprise Transportation Enterprise. Mr. Reiff has been an Adjunct Professor at the University of Colorado Law School. Mr. Reiff received his B.A., with distinction, and his M.A. from Stanford University, and his law degree, magna cum laude, from Harvard Law School.

K. Selected Dealer Agreement with Morgan Stanley
The following disclosure supplements the “Plan of Distribution” section of the Prospectus.
On October 13, 2017, we, the Dealer Manager and the Advisor entered into a selected dealer agreement with Morgan Stanley, pursuant to which Morgan Stanley was appointed as a participating broker dealer to sell our shares in this offering. Subject to certain limitations set forth in the selected dealer agreement, we, the Dealer Manager and the Advisor, jointly and severally, agreed to indemnify Morgan Stanley, its affiliates and their respective officers, directors, partners, members, shareholders, employees and agents against certain losses, claims, damages or liabilities arising directly out of or relating to certain untrue or alleged untrue statements of material fact or omissions or alleged omissions of material fact in the prospectus, registration statement and sales materials used in connection with this offering and applications to qualify the shares for sale under the securities laws of certain jurisdictions, certain other written information approved or supplied by us, the Dealer Manager or the Advisor in connection with this offering, a material breach by us, the Dealer Manager or the Advisor of any of the representations, warranties or agreements in the selected dealer agreement, a material breach by us or the Dealer Manager of any of the representations, warranties or agreements in the dealer manager agreement, or any willful misconduct, fraud or gross negligence by us, the Dealer Manager or the Advisor in the performance of or failure to perform its obligations under the selected dealer agreement.
L. Eligibility for Class I Shares
The following disclosure regarding Class I share eligibility replaces the similar disclosure in the “Plan of Distribution” section of the Prospectus and all similar disclosure in the Prospectus.
Class I shares are available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class I shares, (2) by institutional accounts as defined by FINRA Rule 4512(c), (3) through bank-sponsored collective trusts and bank-sponsored common trusts, (4) by retirement plans (including a trustee or custodian under any deferred compensation or pension or profit sharing plan or payroll deduction IRA established for the benefit of the employees of any company), foundations or endowments, (5) through certain financial intermediaries that are not otherwise registered with or as a broker-dealer and that direct clients to trade with a broker-dealer that offers Class I shares, (6) through investment advisers registered under the Investment Advisers Act of 1940 or applicable state law that are also registered with or as a broker-dealer, whose broker-dealer does not receive any compensation from us or the Dealer Manager, (7) by our executive officers and directors and their immediate family members, as well as officers and employees of the Advisor and the Advisor’s product specialists or other affiliates of the Advisor and their immediate family members, our product specialists and their affiliates and, if approved by our board of directors, joint venture partners, consultants and other service providers, (8) through bank trust departments or any other organization or person authorized to act as a fiduciary for its clients or customers and (9) by any other categories of purchasers that we name in an amendment or supplement to this prospectus.
M. Amended and Restated Share Redemption Program
Our board of directors adopted an amended and restated share redemption program, effective as of October 13, 2017. In order to reflect the changes, the following disclosure updates the “Description of Capital Stock-Share Redemption Program—Redemption Limitations” and “Description of Capital Stock—Share Redemption Program—Early Redemption Deduction” sections of the Prospectus and all similar disclosure in the Prospectus.
Redemption Limitations
We may redeem fewer shares than have been requested in any particular month to be redeemed under this share redemption program, or none at all, in our discretion at any time. The total amount of aggregate redemptions of Class E, Class T, Class S, Class D, and Class I shares (based on the price at which the shares are redeemed) will be limited during each calendar month to 2% of the aggregate NAV of all classes as of the last calendar day of the previous quarter and in each calendar quarter will be limited to 5% of the aggregate NAV of all classes of shares as of the last calendar day of the previous calendar quarter; provided, however, that every month and quarter each class of our common stock will be allocated capacity within such aggregate limit to allow stockholders in such class to either (a) redeem shares (based on the price at which the shares are redeemed) equal to at least 2% of the aggregate NAV of such share class as of the last calendar day of the previous quarter, or, if more limiting, (b) redeem shares (based on the price at which the shares are redeemed) over the course of a given quarter equal to at least 5% of the aggregate NAV of such share class as of the last calendar day of the previous quarter, which in the second and third months of a quarter could be less than 2% of the NAV of such share class.  In the event that we determine to redeem some but not all of the shares submitted for redemption during any month, shares redeemed at the end of the month will be redeemed on a pro rata basis. Even if the class-specific allocations are exceeded for a class, the program may offer such class additional capacity under the aggregate program limits. Redemptions and pro rata treatment, if necessary, will first be applied within the class-specific limits and then applied on an aggregate basis in a second step. All unsatisfied redemption requests must be resubmitted after the start of the next month or quarter, or upon the recommencement of this share redemption program, as applicable.

For both the aggregate and class-specific allocations described above, (i) provided that this share redemption program has been operating and not suspended for the first month of a given quarter and that all properly submitted redemption requests were satisfied, any unused capacity for that month will carry over to the second month and (ii) provided that this share redemption program has been operating and not suspended for the first two months of a given quarter and that all properly submitted redemption requests were satisfied, any unused capacity for those two months will carry over to the third month. In no event will such carry-over capacity permit the redemption of shares with aggregate value (based on the redemption price per share for the month the redemption is effected) in excess of 5% of the combined NAV of all classes of shares as of the last calendar day of the previous calendar quarter (provided that for these purposes redemptions may be measured on a net basis as described in the paragraph below).
We currently measure the foregoing redemption allocations and limitations based on net redemptions during a month or quarter, as applicable. The term “net redemptions” means, during the applicable period, the excess of our share redemptions (capital outflows) over the proceeds from the sale of our shares (capital inflows). Net redemptions for the class-specific allocations will be based only on the capital inflows and outflows of that class, while net redemptions for the overall program limits would be based on capital inflows and outflows of all classes. Thus, for any given calendar quarter, the maximum amount of redemptions during that quarter will be equal to (1) 5% of the combined NAV of all classes of shares as of the last calendar day of the previous calendar quarter, plus (2) proceeds from sales of new shares in the Offering (including purchases pursuant to our distribution reinvestment plan) and the Class E distribution reinvestment plan offering since the beginning of the current calendar quarter. The same would apply for a given month, except that redemptions in a month would be subject to the 2% limit described above (subject to potential carry-over capacity), and netting would be measured on a monthly basis. With respect to future periods, our board of directors may choose whether the allocations and limitations will be applied to “gross redemptions,” i.e., without netting against capital inflows, rather than to net redemptions. If redemptions for a given month or quarter are measured on a gross basis rather than on a net basis, the redemption limitations could limit the amount of shares redeemed in a given month or quarter despite our receiving a net capital inflow for that month or quarter. In order for our board of directors to change the application of the allocations and limitations from net redemptions to gross redemptions or vice versa, we will provide notice to stockholders in a prospectus supplement or special or periodic report filed by us, as well as in a press release or on our website, at least 10 days before the first business day of the quarter for which the new test will apply. The determination to measure redemptions on a gross basis, or vice versa, will only be made for an entire quarter, and not particular months within a quarter.
If the Transaction Price for the applicable month is not made available by the tenth business day prior to the last business day of the month (or is changed after such date), then no redemption requests will be accepted for such month and stockholders who wish to have their shares redeemed the following month must resubmit their redemption requests.
Should redemption requests, in our judgment, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the company as a whole, or should we otherwise determine that investing our liquid assets in real properties or other illiquid investments rather than repurchasing our shares is in the best interests of the company as a whole, we may choose to redeem fewer shares in any particular month than have been requested to be redeemed, or none at all. Further, our board of directors may modify, suspend or terminate our share redemption program if it deems such action to be in our best interest and the best interest of our stockholders. Material modifications, including any amendment to the 2% monthly or 5% quarterly limitations on redemptions, to and suspensions of this share redemption program will be promptly disclosed to stockholders in a prospectus supplement (or post-effective amendment if required by the Securities Act of 1933, as amended) or special or periodic report filed by us. Material modifications will also be disclosed on our website. In addition, we may determine to suspend this share redemption program due to regulatory changes, changes in law or if we become aware of undisclosed material information that we believe should be publicly disclosed before shares are redeemed. Once this share redemption program is suspended, our board of directors must affirmatively authorize the recommencement of the plan before stockholder requests will be considered again.
Early Redemption Deduction
There is no minimum holding period for shares of our common stock and stockholders can request that we redeem their shares at any time. However, subject to limited exceptions, shares that have not been outstanding for at least one year will be redeemed at 95% of the Transaction Price (the “Early Redemption Deduction”).
The Early Redemption Deduction will inure indirectly to the benefit of our remaining stockholders and is intended to offset the trading costs, market impact and other costs associated with short-term trading in our common stock. We may, from time to time, waive the Early Redemption Deduction in the following circumstances:

•	redemptions resulting from death or qualifying disability;

•	in the event that a stockholder’s shares are redeemed because the stockholder has failed to maintain the $2,000 minimum account balance; or

•	with respect to shares purchased through our distribution reinvestment plan.
In addition, the Early Redemption Deduction may not apply to transactions initiated by the trustee or adviser to a donor-advised charitable gift fund, collective trust fund, common trust fund, fund of fund(s) or other institutional accounts, strategy funds or programs if management determines, in its sole discretion, such account, fund or program has an investment strategy or policy that is reasonably likely to control short-term trading. Further, shares of our common stock may be sold to certain employer sponsored plans, bank or trust company accounts and accounts of certain financial institutions or intermediaries for which we may not apply the Early Redemption Deduction to underlying stockholders, often because of administrative or systems limitations. The Early Redemption Deduction shall also not apply to shares taken by our Advisor in lieu of fees or expense reimbursements under the Advisory Agreement.
The Early Redemption Deduction will also not apply in certain situations following the departure of certain key persons to our company, unless replaced as described below. The currently designated key persons are John A. Blumberg, Richard D. Kincaid, Dwight L. Merriman III, Gregory M. Moran and any individual appointed by a majority of our independent directors to replace such key persons as described below. If two or more of such key persons have died, resigned, been removed, become disabled (meaning the earlier of (a) the date on which a key person’s healthcare provider states in writing that that such key person will be unable, or can reasonably be expected to be unable, to perform the essential functions of his/her regular duties and responsibilities, with or without reasonable accommodation, due to a medically determinable physical or mental illness or injury for a period of at least 60 consecutive days, or (b) the 60th consecutive day in which such key person has actually been unable to perform the essential functions of his/her regular duties and responsibilities, with or without reasonable accommodation, due to a medically determinable physical or mental illness or injury), or are otherwise unable or unwilling to exercise the authority and discharge those day-to-day management responsibilities with respect to our company as are currently exercised and discharged by such key persons, and our independent directors have not, within 60 days of such situations having arisen with respect to two more of such key persons, approved the appointment of one or more replacements who will fulfill substantially all of the duties of at least all but one of such key persons (meaning one key person position may remain unfilled for longer than 60 days) (a “Key Man Triggering Event”), then the Early Redemption Deduction will be waived with respect to all shares purchased prior to the expiration of five business days after the public disclosure of the occurrence of such Key Man Triggering Event (“Exempt Shares”) from the time the Key Man Triggering Event is publicly disclosed until the completion of three full calendar months; provided, that if not all properly submitted redemption requests are satisfied during such three full calendar months, then such Early Redemption Deduction waiver for Exempt Shares will continue until there has been a subsequent calendar month in which all properly submitted redemption requests were satisfied. We will publicly disclose a Key Man Triggering Event and the associated waiver of the Early Redemption Deduction promptly upon its occurrence, and also promptly publicly disclose when the associated waiver of the Early Redemption Deduction has ended. Any such public disclosure will be made to stockholders in a prospectus supplement or special or periodic report filed by us, as well as in a press release or on our website.
From time to time, our board of directors may also authorize waivers of the Early Redemption Deduction for specified periods of time with respect to future redemptions for all investors upon the occurrence of specific circumstances other than personal circumstances (e.g. significant corporate changes, natural disasters) that it determines, in its sole discretion, do not raise concerns over short-term trading. Any such waivers will be publicly disclosed promptly following their approval. Any such waivers will apply to all investors and apply on a prospective basis only, and will remain effective for at least three full calendar months. Any such public disclosure will be made to stockholders in a prospectus supplement or special or periodic report filed by us, as well as in a press release or on our website.
As set forth above, we may waive the Early Redemption Deduction in respect of redemption of shares resulting from the death of a stockholder who is a natural person, subject to the conditions and limitations described above, including shares held by such stockholder through a revocable grantor trust or an IRA or other retirement or profit-sharing plan, after receiving written notice from the estate of the stockholder, the recipient of the shares through bequest or inheritance, or, in the case of a revocable grantor trust, the trustee of such trust, who shall have the sole ability to request redemption on behalf of the trust. We must receive the written redemption request within 18 months after the death of the stockholder in order for the requesting party to rely on any of the special treatment described above that may be afforded in the event of the death of a stockholder. Such a written request must be accompanied by a certified copy of the official death certificate of the stockholder. If spouses are joint registered holders of shares, the request to have the shares redeemed may be made if either of the registered holders dies. If the stockholder is not a natural person, such as certain trusts or a partnership, corporation or other similar entity, the right of redemption upon death does not apply.
Furthermore, as set forth above, we may waive the Early Redemption Deduction in respect of redemption of shares held by a stockholder who is a natural person who is deemed to have a qualifying disability (as such term is defined in Section 72(m)(7) of the Code), subject to the conditions and limitations described above, including shares held by such stockholder through a revocable grantor trust, or an IRA or other retirement or profit-sharing plan, after receiving written notice from such stockholder, provided that the condition causing the qualifying disability was not pre-existing on the date that the stockholder became a stockholder. We must receive the written redemption request within 18 months of the initial determination of the stockholder’s disability in order for the stockholder to rely on any of the waivers described above that may be granted in the event of the disability of a stockholder. If spouses are joint registered holders of shares, the request to have the shares redeemed may be made if either of the registered holders acquires a qualifying disability. If the stockholder is not a natural person, such as certain trusts or a partnership, corporation or other similar entity, the right of redemption upon disability does not apply.

N. Real Properties
As of December 31, 2017, we owned and managed a real estate portfolio that included 48 properties totaling approximately 7.6 million square feet located in 19 markets throughout the U.S., with 471 tenants, and was 87.0% leased with a weighted-average remaining lease term of approximately 5.2 years, based on annualized base rent, and 5.1 years, based on leased square footage.
During 2017, we sold to third parties 10 properties aggregating approximately 1.8 million square feet for total gross sales proceeds of $269.1 million. Additionally, during 2017, we acquired two properties comprising 0.3 million square feet for an aggregate purchase price of approximately $40.7 million. Refer to “Note 3 to the Consolidated Financial Statements” in Section U, “Financial Statements and Notes” for further detail on our disposition and acquisition activity. Unless otherwise indicated, the term “fair value” of our real estate investments as used herein refers to the fair value as determined pursuant to our valuation procedures.
Portfolio Overview and Market Diversification. As of December 31, 2017, the average effective annual rent of our total real estate portfolio (calculated by dividing total annualized base rent, which includes the impact of any contractual tenant concessions (cash basis), by total occupied square footage) was approximately $20.39 per square foot. The following table summarizes certain operating metrics of our portfolio by market and by segment as of December 31, 2017:

($ and square feet in thousands)	Number of Properties	Investment in Real Estate Properties	% of Gross Investment Amount	Rentable Square Feet	% of Total Rentable Square Feet	% Leased (1)
Office properties:
Metro New York	1	$232,848	11.6%	594	7.8%	66.9%
Austin	3	157,049	7.7	585	7.7	93.6
East Bay	1	152,963	7.5	417	5.5	17.5
San Francisco	1	125,171	6.2	263	3.5	81.9
Denver	1	83,867	4.1	262	3.5	78.9
South Florida	2	81,769	4.0	363	4.8	80.5
Washington, DC	1	71,292	3.5	126	1.7	99.1
Princeton	1	51,375	2.5	167	2.2	100.0
Philadelphia	1	47,311	2.3	174	2.3	90.9
Dallas	1	38,872	1.9	155	2.1	93.4
Minneapolis/St Paul	1	29,528	1.5	107	1.4	100.0
Fayetteville	1	12,468	0.6	61	0.8	100.0
Total office properties	15	1,084,513	53.4	3,274	43.3	76.2

Retail properties:
Greater Boston	22	510,458	25.2	2,074	27.4	94.2
South Florida	2	106,769	5.3	206	2.7	94.7
Washington, DC	1	62,867	3.1	233	3.1	100.0
Metro New York	1	59,188	2.9	224	3.0	93.9
Raleigh	1	45,839	2.3	143	1.9	100.0
Tulsa	1	34,068	1.7	101	1.3	100.0
San Antonio	1	32,572	1.6	161	2.1	88.7
Jacksonville	1	20,237	1.0	73	1.0	48.0
Total retail properties	30	871,998	43.1	3,215	42.5	93.8

Industrial properties:
Central Kentucky	1	30,840	1.5	727	9.6	100.0
Las Vegas	1	24,656	1.2	248	3.3	100.0
East Bay	1	16,899	0.8	96	1.3	100.0
Total industrial properties	3	72,395	3.5	1,071	14.2	100.0

Total real estate portfolio	48	$2,028,906	100.0%	7,560	100.0%	87.0%

(1)	Percentage leased is based on executed leases as of December 31, 2017.

Lease Terms. Lease terms typically range from one to 10 years, and often include renewal options. Most of our leases include fixed rental increases or Consumer Price Index-based rental increases and are not based on the income or profits of any person.
Lease Expirations. As of December 31, 2017, the weighted-average remaining term of our total leased portfolio was approximately 5.2 years, based on annualized base rent, and 5.1 years, based on leased square footage, excluding renewal options. The following table summarizes the lease expirations of our leased portfolio for leases in place as of December 31, 2017, without giving effect to the exercise of renewal options or termination rights, if any:

($ and square feet in thousands)	Number of Leases	Annualized Base Rent (1)	% of Total Annualized Base Rent (1)	Leased Square Feet	% of Total Leased Square Feet
2018	82	$6,365	4.7%	267	4.1%
2019	95	22,557	16.8	923	14.0
2020	112	20,562	15.3	917	13.9
2021	62	15,251	11.4	1,201	18.3
2022	65	14,205	10.6	734	11.2
2023	53	20,937	15.6	832	12.7
2024	24	3,839	2.9	187	2.8
2025	22	4,529	3.4	183	2.8
2026	17	3,320	2.5	207	3.1
2027	18	6,463	4.8	528	8.0
Thereafter	28	16,229	12.0	595	9.1
Total leased	578	$134,257	100.0%	6,574	100.0%

(1)	Annualized base rent is calculated as monthly base rent including the impact of any contractual tenant concessions (cash basis) per the terms of the lease as of December 31, 2017, multiplied by 12.
Tenant Diversification. We believe that the tenant base that occupies our real estate portfolio is generally stable and well-diversified. As of December 31, 2017, there was only one tenant that represented more than 10.0% of total annualized base rent and two tenants that each represented more than 10.0% of total leased square feet. The following table reflects our 10 largest tenants, based on annualized base rent, which occupied a combined 2.9 million square feet as of December 31, 2017:

($ and square feet in thousands)	Number of Locations (1)	Annualized Base Rent (2)	% of Total Annualized Base Rent (2)	Square Feet	% of Total Leased Square Feet
Stop & Shop	13	$13,579	10.1%	803	12.2%
Novo Nordisk	1	4,721	3.5	167	2.5
Mizuho Bank Ltd.	1	4,497	3.3	116	1.8
Seton Health Care	1	4,339	3.2	156	2.4
Amazon.com	2	3,618	2.7	975	14.8
I.A.M. National Pension Fund	1	3,207	2.4	63	1.0
Shaw's Supermarket	3	3,037	2.3	181	2.8
TJX Companies	6	2,832	2.1	287	4.4
Citco Fund Services	1	2,812	2.1	70	1.1
Trinet Group, Inc.	1	2,713	2.0	73	1.1
Total	30	$45,355	33.7%	2,891	44.1%

(1)	Reflects the number of properties for which the tenant has at least one lease in-place.

(2)	Annualized base rent is calculated as monthly base rent including the impact of any contractual tenant concessions (cash basis) per the terms of the lease as of December 31, 2017, multiplied by 12.
The majority of our tenants do not have a public corporate credit rating. We evaluate creditworthiness and financial strength of prospective tenants based on financial, operating and business plan information that such prospective tenants provide to us, as well as other market, industry, and economic information that is generally publicly available. As a result of this assessment, we may require that the tenant enhance their credit by providing us with security deposits, letters of credit from established financial institutions, or personal or corporate guarantees. Tenant creditworthiness often influences the amount of upfront tenant improvements, lease incentives, concessions or other leasing costs we may invest in a tenant lease.

Industry Diversification. As of December 31, 2017, our consolidated operating real properties had leases with 471 tenants. We intend to maintain a well-diversified mix of tenants to limit our exposure to any single tenant or industry. Our diversified investment strategy inherently provides for tenant diversity, and we continue to monitor our exposure relative to our larger tenant industry sectors. The table below illustrates the diversification of our portfolio by industry classifications of our tenants as of December 31, 2017:

($ and square feet in thousands)	Number of Leases	Annualized Base Rent (1)	% of Annualized Base Rent	Leased Square Feet	% of Leased Square Feet
Food and Beverage Stores	36	$21,877	16.3%	1,414	21.5%
Professional, Scientific and Technical Services	90	20,048	14.9	627	9.5
Credit Intermediation and Related Activities	36	10,569	7.9	277	4.2
Funds, Trusts and Other Financial Vehicles	5	6,459	4.8	148	2.3
Food Services and Drinking Places	72	6,304	4.7	208	3.2
Hospitals	2	4,930	3.7	171	2.6
Chemical Manufacturing	1	4,721	3.5	167	2.5
Clothing and Clothing Accessories Stores	20	4,557	3.4	333	5.1
Rental and Leasing Services	5	4,084	3.0	100	1.5
Ambulatory Health Care Services	45	3,949	2.9	152	2.3
Other	266	46,759	34.9	2,977	45.3
Total	578	$134,257	100.0%	6,574	100.0%

(1)	Annualized base rent is calculated as monthly base rent including the impact of any contractual tenant concessions (cash basis) per the terms of the lease as of December 31, 2017, multiplied by 12.
Debt Obligations. Our consolidated indebtedness is currently comprised of borrowings under our line of credit, term loan and mortgage note debt. As of December 31, 2017, we had approximately $1.0 billion of consolidated indebtedness with a weighted-average interest rate of 3.64%, which includes the effects of the interest rate swap agreements. The weighted-average remaining term of our consolidated debt as of December 31, 2017 was 2.6 years, excluding extension options. The total gross book value of properties encumbered by our consolidated debt as of December 31, 2017 was approximately $590.5 million. See “Note 4 to the Consolidated Financial Statements” in Section U, “Financial Statements and Notes” for additional information.
O. Selected Information Regarding our Operations
Selected Financial Data
The following table presents selected financial data relating to our historical financial condition and results of operations for each of the five years ended December 31, 2017. The selected historical consolidated financial information presented below has been derived from our consolidated financial statements. Because the information presented below is only a summary and does not provide all of the information contained in our historical consolidated financial statements, including the related notes thereto, you should read it in conjunction with our historical financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the year ended December 31, 2017, which is included in this Supplement.

	For the Year Ended December 31,
(in thousands, except per share data, building count and number of tenants)	2017 (1)	2016 (1)	2015 (1)	2014 (1)	2013 (1)
Operating data:
Total revenues	$197,346	$216,170	$225,200	$231,597	$217,777
Total operating expenses	$(158,238)	$(173,343)	$(181,275)	$(177,723)	$(158,876)
Total other income (expenses)	$40,290	$12,221	$87,734	$(19,880)	$(2,431)
Net income	$79,398	$55,048	$131,659	$33,994	$56,470
Net income attributable to common stockholders	$72,216	$49,976	$124,255	$29,192	$52,468
Net income per common share—basic and diluted	$0.51	$0.31	$0.70	$0.16	$0.29
Weighted-average shares outstanding—basic	142,349	159,648	175,938	178,273	178,196
Weighted-average shares outstanding—diluted	154,156	172,046	188,789	190,991	191,932
Distributions:
Total distributions declared on common stock	$50,858	$57,040	$62,900	$62,236	$62,330
Weighted-average distributions declared per common share	$0.3571	$0.3571	$0.3582	$0.3492	$0.3499
FFO (2):
Reconciliation of net income to FFO:
Net income attributable to common stockholders	$72,216	$49,976	$124,255	$29,192	$52,468
Total NAREIT-defined adjustments (3)	$(11,779)	$34,320	$(42,085)	$56,054	$32,748
FFO attributable to OP Units	$4,995	$6,546	$6,001	$6,077	$6,575
FFO	$65,432	$90,842	$88,171	$91,323	$91,791
Cash flow data:
Net cash provided by operating activities	$64,222	$90,296	$105,530	$87,229	$86,589
Net cash provided by (used in) investing activities	$105,151	$122,530	$74,421	$(15,102)	$72,847
Net cash used in financing activities	$(172,762)	$(214,731)	$(178,643)	$(82,444)	$(171,530)
	As of December 31,
	2017 (1)	2016 (1)	2015 (1)	2014 (1)	2013 (1)
Balance sheet data:
Net investment in real estate properties	$1,540,270	$1,711,411	$1,874,217	$1,929,426	$1,924,642
Cash and cash equivalents	$10,475	$13,864	$15,769	$14,461	$24,778
Total assets (4)	$1,608,106	$1,783,728	$1,960,891	$2,140,628	$2,294,724
Debt, net (4)	$1,012,108	$1,048,801	$1,097,769	$1,191,675	$1,313,822
Total liabilities	$1,115,380	$1,175,637	$1,234,940	$1,376,648	$1,489,713
Total stockholders’ equity	$405,869	$516,343	$628,805	$684,317	$713,105
Shares outstanding	132,466	150,636	164,124	178,400	176,007
Portfolio data:
Total number of properties	48	55	60	68	82
Total rentable square feet	7,560	8,971	10,133	11,871	15,250
Total number of tenants	471	520	550	475	450

(1)
Historically, we had been focused on selling certain non-strategic office and retail assets in order to help us increase our current allocation to industrial real estate assets and liquidity to pursue new investment opportunities. As such, our year-over-year financial data is not directly comparable.

(2)	Refer to Section Q, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the definition of FFO, as well as a detailed reconciliation of our net income to FFO.

(3)	Included in our NAREIT-defined adjustments are real estate-related depreciation and amortization, impairment of depreciable real estate, and gains or losses on sales of assets.

(4)
Pursuant to new accounting guidance that became effective January 1, 2017, debt issuance costs are now recorded as a liability, offsetting the debt balance. As such, prior period amounts have been reclassified to conform to the current period’s presentation.

Historical Fund-Level Expenses
During the years ended December 31, 2017 and 2016, we incurred certain fund-level expenses at an annualized rate equal to approximately 2.31% and 2.39%, respectively, of our average NAV over the respective periods. Such fund-level expenses comprised

(i) an advisory fee equal to an annualized 1.15% and 1.16%, respectively, of our average NAV over the respective periods, which included no performance fee accrued for the year ended December 31, 2017 and a performance fee of 0.01% for the year ended December 31, 2016, (ii) general and administrative expenses equal to an annualized 0.80% and 0.74%, respectively, of our average NAV over the respective periods and (iii) organizational and offering costs equal to an annualized 0.36% and 0.49%, respectively, of our average NAV over the respective periods. Said differently, for each $1,000 in net proceeds that we received from the sale of shares after deducting upfront fees and commissions, we incurred approximately $23 and $24 in these fund-level expenses during 2017 and 2016, respectively.
The information above should not be considered a representation of future fund-level expenses, which are dependent on a number of factors, including but not limited to our performance which affects the performance fee that we pay. From time to time we may change the fees and expense reimbursements we pay to our Advisor and Dealer Manager. For example, in connection with the Restructuring on September 1, 2017, we revised certain fees and expense reimbursements payable to our Advisor and Dealer Manager. In addition, investors in this offering may also be subject to upfront selling commissions and dealer manager fees, and ongoing distribution fees.  Furthermore, we incur other investment-related expenses not included in the paragraph above such as, but not limited to, interest expense from borrowings and investment and property-level expenses (e.g. real estate taxes, property insurance and other real estate operating expenses).  See “The Advisor and the Advisory Agreement-Summary of Fees, Commissions and Reimbursements” in the Prospectus for a more detailed explanation of the fees and expenses payable to the Advisor and its affiliates.

Distributions
On December 11, 2017, our board of directors authorized a monthly distribution of $0.03125 per share of common stock, subject to adjustment for class-specific fees, for each of the months ending January 31, 2018, February 28, 2018 and March 31, 2018, an increase from the prior monthly distribution of $0.03000 per share, subject to adjustment for class-specific expenses. The Company’s board of directors reserves the right to revisit this distribution level during the quarter with respect to record dates that have not yet passed. The distributions were paid on or about the last business day of January, February and March 2018 to stockholders of record as of the close of business on the last business day of January, February and March 2018, respectively.
Our board of directors authorized quarterly distributions for our stockholders equal to $0.09000 per share for each quarter of 2016 and for the first two quarters of 2017, subject to adjustment for class-specific fees. We paid these distributions on April 18, 2016, July 18, 2016, October 18, 2016, January 17, 2017, April 17, 2017 and July 17, 2017. Beginning in the third quarter of 2017, our board of directors authorized monthly distributions for our stockholders equal to $0.03000 per share. During the fourth quarter of 2017, we paid the October, November and December distributions on November 1, 2017, December 1, 2017 and January 2, 2018, respectively.
 The following table outlines sources used, as determined on a GAAP basis, to pay total gross distributions (which are paid in cash or reinvested in shares of our common stock through our distribution reinvestment plan) for the periods indicated below:

	Amount						Source of Distributions
(in thousands, except per share data)	Declared per Common Share (1)	Paid in Cash (2)		Reinvested in Shares		Total Distributions	Cash Flows by Operating Activities		Borrowings
2017
March 31	$0.0900	$9,539	65.3%	$5,076	34.7%	$14,615	$17,306	100.0%	$—	—%
June 30	0.0900	9,327	65.5	4,920	34.5	14,247	18,285	100.0	—	—
September 30	0.0900	8,744	63.9	4,937	36.1	13,681	18,237	100.0	—	—
December 31	0.0900	8,373	63.7	4,775	36.3	13,148	10,394	79.1	2,754	20.9
Total		$35,983	64.6%	$19,708	35.4%	$55,691	64,222	100.0%	$2,754	4.9%
2016
March 31	$0.0900	$10,870	68.1%	$5,099	31.9%	$15,969	$15,214	95.3%	$755	4.7%
June 30	0.0900	10,551	67.3	5,120	32.7	15,671	28,147	100.0	—	—
September 30	0.0900	10,164	65.9	5,264	34.1	15,428	24,477	100.0	—	—
December 31	0.0900	9,968	66.0	5,139	34.0	15,107	22,458	100.0	—	—
Total		$41,553	66.8%	$20,622	33.2%	$62,175	90,296	100.0%	$755	1.2%

(1)	Amount reflects the total quarterly distribution rate, subject to adjustment for class-specific fees.

(2)
Includes other cash distributions consisting of: (i) distributions paid to OP Unit holders; (ii) regular distributions made to our former joint venture partners; and (iii) ongoing distribution fees paid to the Dealer Manager with respect to Class T, Class S and Class D shares. See “Note 9 to the Consolidated Financial Statements” in Section U, “Financial Statements and Notes” for further detail regarding the ongoing distribution fees.

For the years ended December 31, 2017 and 2016, our FFO was $65.4 million, or 117.5% of our total distributions, and $90.8 million, or 146.1% of our total distributions, respectively. FFO is a non-GAAP operating metric and should not be used as a liquidity measure. However, management believes the relationship between FFO and distributions may be meaningful for investors to better understand the sustainability of our operating performance compared to distributions made. Refer to Section Q, “Management's Discussion and Analysis of Financial Condition and Results of Operations” for the definition of FFO, as well as a detailed reconciliation of our GAAP net income to FFO.
Redemptions
Below is a summary of redemptions and repurchases pursuant to our share redemption program and self-tender offers for the years ended December 31, 2017, 2016 and 2015. Our board of directors may modify, suspend or terminate our current share redemption programs if it deems such action to be in the best interest of our stockholders.

	For the Year Ended December 31,
(in thousands, except per share data)	2017	2016	2015
Number of shares requested for redemption or repurchase	23,823	49,491	91,388
Number of shares redeemed or repurchased	23,823	28,472	29,156
% of shares requested that were redeemed or repurchased	100.0%	57.5%	31.9%
Average redemption or repurchase price per share	$7.48	$7.37	$7.30
We funded these redemptions from borrowings under our revolving line of credit. We generally repay funds borrowed from our revolving line of credit from a variety of sources including: operating cash flows in excess of our distributions; proceeds from our public offerings; proceeds from the disposition of properties; and other longer-term borrowings.
P. Fees and Expenses Payable to Our Advisor, Our Dealer Manager and Their Affiliates
The table below provides information regarding fees and expenses incurred by us for services provided by the Advisor and its affiliates, and by the Dealer Manager related to the services described above for the year ended December 31, 2017, and any related amounts payable as of December 31, 2017. Please refer to the section of the Prospectus entitled “The Advisor and the Advisory Agreement—Summary of Fees, Commissions and Reimbursements” for more information regarding these fees and expenses.

	For the Year Ended December 31,	Payable as of December 31,
(in thousands)	2017	2017
Upfront selling commissions	$34	$—
Dealer manager fees (1)(2)	306	—
Ongoing distribution fees (2)	108	15
Primary dealer fee	—	—
Advisory fees (3)	13,191	954
Advisory fees related to the disposition of real properties (4)	1,763	—
Other expense reimbursements—Advisor (5)(6)	8,393	1,988
Other expense reimbursements—Dealer Manager	401	—
Development management fee (7)	—	—
DST Program advisory fees	94	—
DST Program selling commissions	466	—
DST Program dealer manager fees	143	—
DST Program other reimbursements—Dealer Manager	137	—
Total	$25,036	$2,957

(1)	Includes upfront dealer manager fees, as well as ongoing dealer manager fees that were paid under the Dealer Manager Agreement in effect prior to September 1, 2017.

(2)
The distribution fees accrue daily and are payable monthly in arrears. Additionally, we accrue for future estimated amounts payable related to ongoing distribution fees. The future estimated amount payable of approximately $1.9 million as of December 31, 2017 is included in other liabilities on the consolidated balance sheets in Section U, “Financial Statements and Notes”. Prior to September 1, 2017, the future estimated amounts payable included ongoing dealer manager fees.

(3)
Amount for the year ended December 31, 2017 includes approximately $0.7 million that we were not obligated to pay in consideration of the issuance of Company RSUs to the Advisor. See “Advisor RSU Agreements” in “Note 9 to the Consolidated Financial Statements” under Section U, “Financial Statements and Notes” for more detail.

(4)
Amount for the year ended December 31, 2017 includes approximately $1.7 million in gain on sale of real property on the consolidated statements of income in Section U, “Financial Statements and Notes”. For the year ended December 31, 2017, we paid the Advisor approximately $1.4 million in consideration for disposition services rendered prior to September 1, 2017 and for which the Advisor had not otherwise been paid a fee, approximately $1.2 million of which is included in gain on sale of real property on the consolidated statements of income in Section U, “Financial Statements and Notes”, and approximately $0.2 million remains deferred in other assets on the consolidated balance sheets, located under Section U, “Financial Statements and Notes”, until the occurrence of future dispositions. Additionally, amount includes approximately $45,000 paid to the Advisor for advisory fees associated with the disposition of real properties during the year ended December 31, 2017, which is included in impairment of real estate property on the consolidated statements of income in Section U, “Financial Statements and Notes”. Pursuant to the Advisory Agreement, effective September 1, 2017, the Advisor no longer receives disposition fees.

(5)
Amount includes approximately $6.6 million for the year ended December 31, 2017 related to the reimbursement of a portion of the salary, bonus and benefits for employees of the Advisor, including our named executive officers, for services provided to us for which the Advisor does not otherwise receive a separate fee. A portion of compensation received by certain employees of the Advisor and its affiliates may be in the form of a restricted stock grant awarded by us. We show these as reimbursements to the Advisor to the same extent that we recognize the related share-based compensation on our consolidated statements of income. The balance of such reimbursements is made up primarily of other general overhead and administrative expenses, including, but not limited to, allocated rent paid to both third parties and affiliates of the Advisor, equipment, utilities, insurance, travel and entertainment, and other costs, which are included in general and administrative expenses on the consolidated statements of income. As of the Restructuring Date, we no longer reimburse salary, bonus and benefits of our named executive officers. However, we will reimburse the Advisor for bonuses of our named executive offers for services provided to us prior to the Restructuring Date upon the final determination and payment of such bonuses to our named executive officers during the first quarter of 2018.

(6)	Includes costs reimbursed to the Advisor related to the DST Program.

(7)	Pursuant to the Advisory Agreement, effective September 1, 2017, the Advisor no longer receives a development management fee.
Q. Management's Discussion and Analysis of Financial Condition and Results of Operations
OVERVIEW
General
We are an NAV-based perpetual life REIT that was formed on April 11, 2005, as a Maryland corporation. We are primarily focused on investing in and operating a diverse portfolio of real property. As of December 31, 2017, we owned and managed a real estate portfolio that included 48 properties totaling approximately 7.6 million square feet located in 19 markets throughout the U.S., with 471 tenants.
We have operated and elected to be treated as a REIT for U.S. federal income tax purposes, commencing with the taxable year ended December 31, 2006, and we intend to continue to operate in accordance with the requirements for qualification as a REIT. We utilize an UPREIT organizational structure to hold all or substantially all of our assets through the Operating Partnership.
As a NAV-based perpetual life REIT, we intend to conduct ongoing public primary offerings of our common stock on a perpetual basis. We also intend to conduct an ongoing distribution reinvestment plan offering for our stockholders to reinvest distributions in our shares. From time to time, we intend to file new registration statements on Form S-11 with the Securities and Exchange Commission ("SEC") to register additional shares of common stock so that we may continuously offer shares of common stock pursuant to Rule 415 under the Securities Act. In 2017, we raised $19.9 million from the sale of common stock in our ongoing public primary offering and $23.3 million from the sale of common stock under our distribution reinvestment plan. See “Note 7 to the Consolidated Financial Statements” in Section U, “Financial Statements and Notes” for more information about our public offerings. Whenever we refer to our share classes in this Supplement with respect to dates prior to the Restructuring Date, we are referring to our shares under our prior share structure, and whenever we refer to our share classes in this Supplement with respect to dates on or after the Restructuring Date, we are referring to our shares under our new share structure.

We currently operate in three reportable segments: retail, office and industrial. The following table summarizes our real estate portfolio by segment as of December 31, 2017:

($ and square feet in thousands)	Number of Markets (1)	Number of Properties	Rentable Square Feet	% Leased	Aggregate Fair Value
Office properties	12	15	3,274	76.2%	$1,148,200
Retail properties	8	30	3,215	93.8	851,000
Industrial properties	3	3	1,071	100.0	66,000
Total real estate portfolio	19	48	7,560	87.0%	$2,065,200

(1)
Reflects the number of unique markets by segment and in total. As such, the total number of markets does not equal the sum of the number of markets by segment as certain segments are located in the same market.

We will continue to focus our investment activities on expanding a high-quality, diversified real estate portfolio throughout the U.S. Although we generally target investments in four primary property categories (office, retail, industrial and multifamily), our charter and bylaws do not preclude us from investing in other types of commercial property, real estate debt, or real estate-related equity securities. Our near-term, investment strategy is likely to prioritize new investments in the industrial and multifamily sectors due to attractive fundamental conditions. We have been focused on selling certain non-strategic office and retail assets. The disposition of these properties has helped us to increase our current allocation to industrial real estate assets and liquidity to pursue new investment opportunities. However, there can be no assurance that we will be successful in this investment strategy, including with respect to any particular asset class. To a lesser extent we may invest in other types of real estate including, but not limited to, hospitality, medical offices, student housing and unimproved land. We currently do not intend in investing in these other types of real estate.
Real Estate Outlook
Overall, the U.S. economic environment has continued to improve and remains fundamentally sound. Gross domestic product (“GDP”) in the U.S. has continued to grow, and the U.S. unemployment rate is at a relatively low rate. Domestic wage growth has begun to increase, consumer confidence remains high, and tax reform is anticipated to boost corporate profits and reinvestment.
While the U.S. commercial real estate market saw a decline in transaction volume and a slowing of price increases, low vacancy rates and rents continued to outpace inflation resulting in continued net operating income growth.
The capital markets outlook for commercial real estate is less clear. While still strong, property fundamentals are slowing and coupled with anticipated Fed tightening and increasing interest rates, price appreciation is moderating at this stage of the cycle. However, investment demand for the asset class remains high, bolstered by an abundance of domestic and foreign capital seeking increased allocations to the sector. With recent increases for inflation expectations, long-term return expectations may improve in the near term. Overall, while there seems to be more runway for real estate fundamentals to improve, there are uncertainties as to how real estate investors will price real estate investments in a rising interest rate environment.
RESULTS OF OPERATIONS
Summary of 2017 Activities
During 2017, we completed the following activities:

•	We acquired two properties comprising 0.3 million square feet for an aggregate purchase price of $40.7 million.

•	We sold 10 properties aggregating 1.8 million square feet for net proceeds of $269.1 million.

•
We redeemed or repurchased 23.8 million shares of common stock at a weighted-average purchase price of $7.48 per share for an aggregate amount of $178.4 million. We funded these repurchases with proceeds from dispositions and borrowings under our line of credit.

•	We entered into three mortgage notes for an aggregate amount of $300.6 million with a weighted-average interest rate spread of 2.41% over one-month LIBOR.

•
We fully repaid five fixed-rate mortgage notes and one variable-rate mortgage note with an aggregate balance of $165.5 million and $75.0 million, respectively, and a weighted-average interest rate of 5.73% and 3.49%, respectively. We funded the repayment with proceeds from our line of credit, new mortgage note borrowings and real property dispositions discussed above.

•	We leased 1.2 million square feet, which included 644,000 square feet of new and 592,000 square feet of renewals.
Results for the Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016
The following table summarizes our results of operations for the year ended December 31, 2017, as compared to the year ended December 31, 2016. We evaluate the performance of consolidated operating properties we own and manage using a same store analysis because the population of properties in this analysis is consistent from period to period, thereby eliminating the effects of any material changes in the composition of the aggregate portfolio on performance measures. We have defined the same store portfolio to include consolidated operating properties owned for the entirety of both the current and prior reporting periods for which the operations had been stabilized. Other operating properties not meeting the same store criteria are reflected in the non-same store portfolio. The same store operating portfolio for the periods presented below include 45 properties totaling approximately 7.1 million square feet owned as of January 1, 2016, which portfolio represented 94.4% of total rentable square feet as of December 31, 2017.

	For the Year Ended December 31,
(in thousands)	2017	2016	$ Change	% Change
Rental revenues:
Same store properties	$173,427	$187,773	$(14,346)	(7.6)%
Non-same store properties	23,091	27,454	(4,363)	(15.9)
Total rental revenues	196,518	215,227	(18,709)	(8.7)
Rental expenses:
Same store properties	(59,438)	(56,567)	(2,871)	5.1
Non-same store properties	(7,094)	(9,020)	1,926	(21.4)
Total rental expenses	(66,532)	(65,587)	(945)	1.4
Net operating income:
Same store operating properties	113,989	131,206	(17,217)	(13.1)
Non-same store properties	15,997	18,434	(2,437)	(13.2)
Total net operating income	129,986	149,640	(19,654)	(13.1)
Other income and (expenses):
Debt-related income	828	943	(115)	(12.2)
Real estate-related depreciation and amortization	(68,070)	(80,105)	12,035	(15.0)
General and administrative expenses	(9,235)	(9,450)	215	(2.3)
Advisory fees, related party	(13,285)	(14,857)	1,572	(10.6)
Acquisition expenses	—	(667)	667	(100.0)
Impairment of real estate property	(1,116)	(2,677)	1,561	(58.3)
Interest expense	(42,305)	(40,782)	(1,523)	3.7
Gain on sale of real estate property	83,057	45,660	37,397	81.9
Other income (expense)	(462)	2,207	(2,669)	(120.9)
Gain on extinguishment of debt	—	5,136	(5,136)	(100.0)
Total other expenses	(50,588)	(94,592)	44,004	(46.5)
Net income	79,398	55,048	24,350	44.2
Net income attributable to noncontrolling interests	(7,182)	(5,072)	(2,110)	41.6
Net income attributable to common stockholders	$72,216	$49,976	$22,240	44.5%
Rental Revenues. Rental revenues are comprised of base rent, straight-line rent, amortization of above- and below-market lease assets and liabilities, and tenant reimbursement revenue. Total rental revenues decreased by $18.7 million for the year ended December 31, 2017, as compared to the same period in 2016, primarily due to a decrease in our same store rental revenues as a result of: (i) a 6.2% decrease in average percentage leased, (ii) a $1.61 decrease in average annualized base rent per square foot and (iii) our Sybase Inc. (“Sybase”) and Charles Schwab & Co., Inc. (“Schwab”) lease expirations in January 2017 and September 2017, respectively. Average percentage leased and average annualized base rent per square foot for our same store portfolio decreased from 95.7% and $20.44, respectively, for the year ended December 31, 2016 to 89.5% and $22.05, respectively, for the year ended December 31, 2017. These decreases were primarily driven by the Sybase and Schwab lease expirations, which comprised approximately $12.4 million and $1.1 million, respectively, of our same store rental revenue decrease. Excluding the impact of the Sybase and Schwab lease expirations, same store rental revenues decreased approximately $0.8 million, or 0.5%, for the periods under comparison.
The remaining total rental revenue decrease is attributable to our non-same store portfolio, as we had significant net disposition activity during 2017, partially offset by an acquisition during 2016. See “Note 3 to the Consolidated Financial Statements” in Section U, “Financial Statements and Notes” for additional information concerning our real property dispositions and acquisition.
The following table presents the components of our consolidated rental revenues:

	For the Year Ended December 31,
(in thousands)	2017	2016	$ Change	% Change
Base rent	$147,603	$170,903	$(23,300)	(13.6)%
Straight-line rent	1,855	(1,263)	3,118	(246.9)
Amortization of above- and below-market intangibles	3,003	535	2,468	461.3
Tenant recovery income	39,237	41,707	(2,470)	(5.9)
Revenues related to early lease terminations	1,000	1,265	(265)	(20.9)
Other	3,820	2,080	1,740	83.7
Total rental revenues	$196,518	$215,227	$(18,709)	(8.7)%
Rental Expenses. Rental expenses include certain property operating expenses typically reimbursed by our tenants, such as real estate taxes, property insurance, property management fees, repair and maintenance, and include certain non-recoverable expenses, such as consulting services and roof repairs. Total rental expenses increased by $0.9 million for the year ended December 31, 2017, as compared to the same period in 2016, primarily due to an increase in rental expenses in our same store portfolio. The Sybase lease expiration in January 2017 led to a $2.6 million increase in rental expenses, as certain rental expenses associated with the Sybase lease are no longer managed and paid directly by the tenant. Excluding the impact of the Sybase lease expiration, same store rental expenses decreased approximately $0.1 million, or 0.1%, to approximately $46.8 million for the year ended December 31, 2017 from approximately $46.9 million for the same period in 2016.
The increase in same store rental expenses was partially offset by a $1.9 million decrease in our non-same store rental expenses that was primarily attributable to our real property dispositions during 2017. See “Note 3 to the Consolidated Financial Statements” in Section U, “Financial Statements and Notes” for additional information concerning our real property dispositions.
The following table presents the various components of our rental expenses:

	For the Year Ended December 31,		$ Change	% Change
(in thousands)	2017	2016
Real estate taxes	$26,834	$25,404	$1,430	5.6%
Repairs and maintenance	20,172	19,145	1,027	5.4
Utilities	7,603	8,261	(658)	(8.0)
Property management fees	4,774	4,935	(161)	(3.3)
Insurance	1,482	1,470	12	0.8
Other	5,667	6,372	(705)	(11.1)
Total rental expenses	$66,532	$65,587	$945	1.4%
Other Expenses. Other expenses decreased by $44.0 million for the year ended December 31, 2017, as compared to the same period in 2016, primarily due to:

•	an increase of $37.4 million in gain on sale of real estate property as a result of more dispositions in 2017; and

•	a decrease of $12.0 million in real estate-related depreciation and amortization primarily due to our dispositions during 2017;

•
partially offset by a gain on extinguishment of debt of $5.1 million in 2016 related to a contingently payable mortgage note that was not ultimately required to be repaid upon the disposition of the related property.

Results for the Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015
The following table summarizes our results of operations for the years ended December 31, 2016 and 2015. The same store operating portfolio for the periods presented below include 37 properties totaling approximately 5.7 million square feet owned as of January 1, 2015, which portfolio represented 63.8% of total rentable square feet as of December 31, 2016.

	For the Year Ended December 31,
(in thousands)	2016	2015	$ Change	% Change
Rental revenues:
Same store properties	$147,369	$148,759	$(1,390)	(0.9)%
Non-same store properties	67,858	69,519	(1,661)	(2.4)
Total rental revenues	215,227	218,278	(3,051)	(1.4)
Rental expenses:
Same store properties	(41,511)	(40,908)	(603)	1.5
Non-same store properties	(24,076)	(18,682)	(5,394)	28.9
Total rental expenses	(65,587)	(59,590)	(5,997)	10.1
Net operating income:
Same store operating properties	105,858	107,851	(1,993)	(1.8)
Non-same store properties	43,782	50,837	(7,055)	(13.9)
Total net operating income	149,640	158,688	(9,048)	(5.7)
Other income and (expenses):
Debt-related income	943	6,922	(5,979)	(86.4)
Real estate-related depreciation and amortization	(80,105)	(83,114)	3,009	(3.6)
General and administrative expenses	(9,450)	(10,720)	1,270	(11.8)
Advisory fees, related party	(14,857)	(17,083)	2,226	(13.0)
Acquisition expenses	(667)	(2,644)	1,977	(74.8)
Impairment of real estate property	(2,677)	(8,124)	5,447	(67.0)
Interest expense	(40,782)	(47,508)	6,726	(14.2)
Gain on sale of real estate property	45,660	134,218	(88,558)	(66.0)
Other income (expense)	2,207	2,192	15	0.7
Gain (loss) on extinguishment of debt	5,136	(1,168)	6,304	(539.7)
Total other expenses	(94,592)	(27,029)	(67,563)	250.0
Net income	55,048	131,659	(76,611)	(58.2)
Net income attributable to noncontrolling interests	(5,072)	(7,404)	2,332	(31.5)
Net income attributable to common stockholders	$49,976	$124,255	$(74,279)	(59.8)%
Rental Revenues. Total rental revenues decreased by $3.1 million for the year ended December 31, 2016, as compared to the same period in 2015, due to a decrease in our non-same store rental revenues. The decrease in our non-same store rental revenues was primarily due to the disposition of seven properties during 2016, which were partially offset by the acquisition eight properties during 2015. There was a slight decrease in our same store rental revenues that was driven by an increase in same store straight-line rent adjustments due to rent increases and the expiration of rental concessions, lease termination payments received during 2015, and a decrease in recoverable revenue due to a decrease in snow removal costs incurred by our properties in the Greater Boston market due to an unusually harsh winter in 2015. The decrease in same store rental revenues was partially offset by an increase in average percentage leased and average annualized base rent per square foot for our same store portfolio increased from 95.8% and $22.54, respectively, for the year ended December 31, 2015 to 96.0% and $23.06, respectively, for the year ended December 31, 2016.

The following table presents the components of our consolidated rental revenues:

	For the Year Ended December 31,
(in thousands)	2016	2015	$ Change	% Change
Base rent	$170,903	$177,646	$(6,743)	(3.8)%
Straight-line rent	(1,263)	(976)	(287)	29.4
Amortization of above- and below-market intangibles	535	813	(278)	(34.2)
Tenant recovery income	41,707	37,526	4,181	11.1
Revenues related to early lease terminations	1,265	1,487	(222)	(14.9)
Other	2,080	1,782	298	16.7
Total rental revenues	$215,227	$218,278	$(3,051)	(1.4)%
Rental Expenses. Total rental expenses increased by $6.0 million for the year ended December 31, 2016, as compared to the same period in 2015, which was primarily driven by the increase in our non-same store rental expenses due to the acquisition of eight multi-tenant properties during 2015 that typically included gross leases whereby we managed and paid rental expenses as compared to the properties sold in 2015 that typically included net leases with most rental expenses managed and paid by the tenant directly.
The following table presents the various components of our rental expenses:

	For the Year Ended December 31,		$ Change	% Change
(in thousands)	2016	2015
Real estate taxes	$25,404	$22,809	$2,595	11.4%
Repairs and maintenance	19,145	17,782	1,363	7.7
Utilities	8,261	7,900	361	4.6
Property management fees	4,935	4,325	610	14.1
Insurance	1,470	1,388	82	5.9
Other	6,372	5,386	986	18.3
Total rental expenses	$65,587	$59,590	$5,997	10.1%
Other Expenses. Other expenses increased by $67.6 million for the year ended December 31, 2016, as compared to the same period in 2015, primarily due to:

•	a decrease of $88.6 million in gain on sale of real estate property largely driven by the disposition of a portfolio of 12 office and industrial properties during the year ended December 31, 2015;

•
a decrease of $6.7 million in interest expense primarily due to: (i) the repayment of nine mortgage notes during 2016 and (ii) a lower aggregate weighted-average interest rate of 3.42% as of December 31, 2016, as compared to 4.07% as of December 31, 2015; and

•
a decrease of $6.0 million in debt-related income as a result of eight debt-related investment repayments during 2015. We received approximately $81.5 million and $2.6 million from principal repayments and early repayment fees, respectively, in 2015;

•	partially offset by:

•	a 2016 gain on extinguishment of debt related to a contingently payable mortgage note that was not ultimately required to be repaid upon the disposition of the related property; and

•	a decrease of $5.4 million in impairment of real estate property.

Segment Summary for the Years Ended December 31, 2017, 2016 and 2015
Our segments are based on our internal reporting of operating results used to assess performance based on the type of our properties. Our markets are aggregated into three reportable segments: office, retail and industrial. These segments are comprised of the markets by which management and their operating teams conduct and monitor business. See “Note 12 to the Consolidated Financial Statements” in Section U, “Financial Statements and Notes” for further information on our segments. Management considers rental revenues and net operating income (“NOI”) aggregated by segment to be the appropriate way to analyze performance. See “Additional Measures of Performance” below for detail regarding the use of NOI.
The following table summarizes certain operating trends in our consolidated properties by segment:

	For the Year Ended December 31,
(in thousands)	Rental Revenues	Net Operating Income	% Leased	Annualized Base Rent per Square Foot
Office
2017	$108,305	$63,785	76.2%	$30.38
2016	126,782	84,300	95.0	32.94
2015	137,204	97,441	91.0	29.37
Retail
2017	$81,871	$61,483	93.8%	$17.78
2016	82,372	61,017	94.0	17.58
2015	72,402	54,492	93.9	16.80
Industrial
2017	$6,342	$4,718	100.0%	$4.48
2016	6,073	4,323	77.9	3.64
2015	8,672	6,755	80.4	3.48
Office Segment. Office Segment NOI decreased by approximately $20.5 million for the year ended December 31, 2017 compared to the same period in 2016, primarily as a result of:

•	$18.5 million decrease in Office Segment rental revenues, driven by the Sybase and Schwab lease expirations, as described above, and our Colshire Drive disposition in February 2016.

•	$2.0 million increase in Office Segment rental expenses as a result of the Sybase lease expiration, as further detailed above.
Office Segment NOI decreased by approximately $13.1 million for the year ended December 31, 2016, as compared to the same period in 2015, primarily as a result of a $13.0 million decrease in NOI largely due to the disposition of Colshire Drive.
Retail Segment. Retail Segment NOI increased by approximately $0.5 million for the year ended December 31, 2017 compared to the same period in 2016, primarily as a result of our Suniland Shopping Center acquisition in May 2016.
Retail Segment NOI increased by approximately $6.5 million for the year ended December 31, 2016, as compared to the same period in 2015, primarily as a result of:

•	$9.8 million and $3.7 million increase in rental revenues and rental expenses, respectively, resulting from our four retail property acquisitions during the year ended December 31, 2015.
Industrial Segment. Industrial Segment NOI increased by approximately $0.4 million for the year ended December 31, 2017 compared to the same period in 2016, primarily as a result of:

•	our Vasco Road and Northgate acquisitions during 2017, partially offset by our dispositions during the same period.
Industrial Segment NOI decreased by approximately $2.4 million for the year ended December 31, 2016, as compared to the same period in 2015, primarily as a result of:

•	the disposition of an industrial portfolio during 2015 consisting of six properties.

ADDITIONAL MEASURES OF PERFORMANCE
Net Income and NOI
We define NOI as GAAP rental revenues less GAAP rental expenses. We consider NOI to be an appropriate supplemental performance measure and believe NOI provides useful information to our investors regarding our financial condition and results of operations because NOI reflects the operating performance of our properties and excludes certain items that are not considered to be controllable in connection with the management of the properties, such as real estate-related depreciation and amortization, general and administrative expenses, advisory fees, acquisition expenses, impairment charges, interest expense, gains on sale of properties, other income and expense, gains and losses on the extinguishment of debt and noncontrolling interests. However, NOI should not be viewed as an alternative measure of our financial performance since it excludes such items, which could materially impact our results of operations. Further, our NOI may not be comparable to that of other real estate companies, as they may use different methodologies for calculating NOI. Therefore, we believe net income, as defined by GAAP, to be the most appropriate measure to evaluate our overall financial performance. Refer to “Note 12 to the Consolidated Financial Statements” in Section U, “Financial Statements and Notes” for a reconciliation of our GAAP net loss to NOI for the years ended December 31, 2017, 2016 and 2015.
Funds From Operations (“FFO”)
We believe that FFO, in addition to net income (loss) and cash flows from operating activities as defined by GAAP, are useful supplemental performance measures that our management uses to evaluate our consolidated operating performance. However, this supplemental, non-GAAP measure should not be considered as an alternative to net income (loss) or to cash flows from operating activities as an indication of our performance and is not intended to be used as a liquidity measure indicative of cash flow available to fund our cash needs, including our ability to make distributions to our stockholders. No single measure can provide users of financial information with sufficient information and only our disclosures read as a whole can be relied upon to adequately portray our financial position, liquidity, and results of operations. In addition, other REITs may define FFO and similar measures differently and choose to treat acquisition-related costs and potentially other accounting line items in a manner different from us due to specific differences in investment and operating strategy or for other reasons.
FFO. As defined by the National Association of Real Estate Investment Trusts (“NAREIT”), FFO is a non-GAAP measure that excludes certain items such as real estate-related depreciation and amortization. We believe FFO is a meaningful supplemental measure of our operating performance that is useful to investors because depreciation and amortization in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. By excluding gains or losses on the sale of assets, we believe FFO provides a helpful additional measure of our consolidated operating performance on a comparative basis. We use FFO as an indication of our consolidated operating performance and as a guide to making decisions about future investments.

The following unaudited table presents a reconciliation of GAAP net income to NAREIT FFO:

	For the Year Ended December 31,
(in thousands, except per share data)	2017	2016	2015
GAAP net income attributable to common stockholders	$72,216	$49,976	$124,255
GAAP net income per common share—basic and diluted	$0.51	$0.31	$0.70
Reconciliation of GAAP net income to NAREIT FFO:
GAAP net income attributable to common stockholders	$72,216	$49,976	$124,255
Real estate-related depreciation and amortization	68,070	80,105	83,114
Impairment of real estate property	1,116	2,677	8,124
Gain on sale of real estate property	(83,057)	(45,660)	(134,218)
Noncontrolling interests’ share of net income	7,182	5,072	7,404
Noncontrolling interests’ share of NAREIT FFO	(5,090)	(7,874)	(6,509)
NAREIT FFO attributable to common stockholders	60,437	84,296	82,170
NAREIT FFO attributable to OP Units	4,995	6,546	6,001
NAREIT FFO	$65,432	$90,842	$88,171

Weighted-average shares outstanding—basic	142,349	159,648	175,938
Weighted-average shares outstanding—diluted	154,156	172,046	188,789

NAREIT FFO per common share—basic and diluted	$0.42	$0.53	$0.47
The decrease in NAREIT FFO per common share was primarily due to the expiration of the Sybase and Schwab leases in January 2017 and September 2017, respectively. See “Results of Operations” above for further detail.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity
Our primary sources of capital for meeting our cash requirements include debt financings, cash generated from operating activities, net proceeds from our public offerings, and asset sales. Our principal uses of funds are distributions to our stockholders, payments under our debt obligations, redemption payments, acquisition of properties and other investments, and capital expenditures. Over time, we intend to fund a majority of our cash needs, including the repayment of debt and capital expenditures, from operating cash flows and refinancings. As of December 31, 2017, we had approximately $277.4 million of borrowings maturing in the next 12 months. Of this amount, we have extended our $275.0 million term loan to January 2019, with another one year extension option. We expect to be able to repay our principal obligations over the next 12 months from operating cash flows and through refinancings, as well as satisfy the certain conditions regarding any future extension options.
The Advisor, subject to the oversight of our board of directors and, under certain circumstances, the investment committee or other committees established by our board of directors, will evaluate potential acquisitions and will engage in negotiations with sellers and lenders on our behalf. Pending investment in property, debt, or other investments, we may decide to temporarily invest any unused proceeds from our public offerings in certain investments that are expected to yield lower returns than those earned on real estate assets. These lower returns may affect our ability to make distributions to our stockholders. Potential future sources of capital include proceeds from secured or unsecured financings from banks or other lenders, proceeds from the sale of assets, and undistributed funds from operations.
We believe that our cash on-hand, anticipated net offering proceeds, proceeds from our line of credit, and other financing and disposition activities should be sufficient to meet our anticipated future acquisition, operating, debt service and distribution and redemption requirements.

Cash Flows. The following table summarizes our cash flows for the following periods:

	For the Year Ended December 31,
(in thousands)	2017	2016	2015
Total cash provided by (used in):
Operating activities	$64,222	$90,296	$105,530
Investing activities	105,151	122,530	74,421
Financing activities	(172,762)	(214,731)	(178,643)
Net increase (decrease) in cash	$(3,389)	$(1,905)	$1,308
2017 Cash Flows Compared to 2016 Cash Flows
Net cash provided by operating activities decreased by approximately $26.1 million for the year ended December 31, 2017, compared to the same period in 2016. The decrease was primarily due to a decrease in net operating income, components of which are discussed previously within “Rental Revenues” and “Rental Expenses” under “Results for the Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016”.
Net cash provided by investing activities decreased by approximately $17.4 million for the year ended December 31, 2017, compared to the same period in 2016. The decrease was primarily attributable to (i) a decrease in cash received from real property dispositions and (ii) a decrease in restricted cash caused by a mortgage note repayment during 2016 that resulted in receipt of escrow restricted to specific capital expenditures, which were partially offset by a decrease in cash paid for real property acquisitions.
Net cash used in financing activities decreased by approximately $42.0 million for the year ended December 31, 2017, compared to the same period in 2016. The decrease was primarily due to (i) an increase in mortgage note proceeds, (ii) a decrease in mortgage note repayments and (iii) a decrease in cash paid to redeem common stock, which were partially offset by (i) net repayments on our line of credit, (ii) net proceeds from our term loans during 2016, which had no activity during 2017, and (iii) a decrease in proceeds from the issuance of common stock.
2016 Cash Flows Compared to 2015 Cash Flows
Net cash provided by operating activities decreased by approximately $15.2 million for the year ended December 31, 2016, compared to the same period in 2015. The decrease was primarily due to (i) due to a decline in our net operating income, driven by the disposition of a portfolio of 12 office and industrial properties during the year ended December 31, 2015, (ii) unfavorable changes in other assets and liabilities due to annual property tax payments and (iii) a decrease in interest payments received from our debt-related investments, partially offset by (i) a decrease in asset management fees primarily resulting from the common stock redemptions pursuant to our self-tender offers during 2015 and 2016 and (ii) a decrease in interest payments on borrowings.
Net cash provided by investing activities increased approximately $48.1 million for the year ended December 31, 2016 compared to the same period in 2015. The increase was primarily due to a decrease in cash paid to acquire operating properties partially offset by (i) a decrease in proceeds from disposition of real properties, and (ii) a decrease in principal collections on debt-related investments.
Net cash used in financing activities increased approximately $36.1 million for the year ended December 31, 2016 compared to the same period in 2015. The increase was primarily due to the repayment of nine mortgage note borrowings with an aggregate balance of approximately $326.2 million in 2016, partially offset by (i) a decrease in cash paid for redemption of common shares, (ii) an increase in cash received from the sale of our common shares and (ii) a decrease in distributions paid.
Capital Resources and Uses of Liquidity
In addition to our cash and cash equivalents balances available, our capital resources and uses of liquidity are as follows:
Line of Credit and Term Loans. As of December 31, 2017, we had an aggregate of $875.0 million of commitments under our credit agreements, including $400.0 million under our line of credit and $475.0 million under our two term loans. As of that date, we had: (i) approximately $142.0 million outstanding under our line of credit with a weighted-average effective interest rate of 3.27%; and (ii) $475.0 million outstanding under our term loans with a weighted-average effective interest rate of 3.54%, which includes the effect of the interest rate swap agreements related to $350.0 million in borrowings under our term loans. The unused and available portions under our line of credit were $258.0 million and $145.8 million, respectively. Our $400.0 million line of credit matures in January 2020, and may be extended pursuant to a one-year extension option, subject to certain conditions, including the payment of an extension fee. Our $275.0 million term loan matures in January 2019 and our $200.0 million term loan matures in February 2022. In January 2018, we exercised the first of two one-year extension options for our $275.0 million term loan and extended the maturity date to January 2019. Our line of credit and term loan borrowings are available for general corporate purposes, including but not limited to the refinancing of other debt, payment of redemptions, acquisition and operation of permitted investments. Refer to “Note 4 to the Consolidated Financial Statements” in Section U, “Financial Statements and Notes” for additional information regarding our line of credit and term loans.
Mortgage Notes. As of December 31, 2017, we had property-level borrowings of approximately $401.9 million outstanding with a weighted-average remaining term of approximately 4.2 years. These borrowings are secured by mortgages or deeds of trust and related assignments and security interests in the collateralized properties, and had a weighted-average interest rate of 3.89%, which includes the effects of the interest rate swap agreement relating to our $33.0 million variable-rate mortgage note. The proceeds from our mortgage notes were used to partially finance certain of our acquisitions. Refer to “Note 4 to the Consolidated Financial Statements” in Section U, “Financial Statements and Notes” for additional information regarding the mortgage notes.
Debt Covenants. Our line of credit, term loan and mortgage note agreements contain various property level covenants, including customary affirmative and negative covenants. In addition, our line of credit and term loan agreements contain certain corporate level financial covenants, including leverage ratio, fixed charge coverage ratio, and tangible net worth thresholds. These covenants may limit our ability to incur additional debt, to make borrowings under our line of credit, or to pay distributions. We were in compliance with all debt covenants as of December 31, 2017.
Offering Proceeds. As of December 31, 2017, the amount of aggregate gross proceeds raised from our current public offerings (including shares issued pursuant to the distribution reinvestment plan) was $172.0 million ($156.7 million net of direct selling costs).
CONTRACTUAL OBLIGATIONS
The following table summarizes future obligations, due by period, as of December 31, 2017, under our various contractual obligations and commitments:

(in thousands)	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Borrowings (1)	$307,209	$416,473	$236,544	$160,726	$1,120,952
Other obligations (2)	895	1,790	1,884	19,543	24,112
Total	$308,104	$418,263	$238,428	$180,269	$1,145,064

(1)	Includes principal and interest on our borrowings. See “Note 4 to the Consolidated Financial Statements” in Section U, “Financial Statements and Notes” for more detail.

(2)	Includes a ground lease at an office property and lease payments pursuant to the DST Program.
OFF-BALANCE SHEET ARRANGEMENTS
As of December 31, 2017, we had no material off-balance sheet arrangements that have or are reasonably likely to have a material effect on our financial condition, changes in our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources.
RECENTLY ISSUED ACCOUNTING STANDARDS
In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”), which provides guidance for revenue recognition and supersedes the revenue recognition requirements in Topic 605, “Revenue Recognition.” The standard is based on the principle that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The guidance specifically excludes revenue derived from lease contracts from its scope. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The effective date for the standard is for annual reporting periods beginning after December 15, 2017 and interim periods therein. We plan to adopt the standard when it becomes effective for us, as of the reporting period beginning January 1, 2018. Rental revenues and certain tenant reimbursement revenue earned from leasing our operating properties will be evaluated with the adoption of the lease accounting standard (as discussed below). The revised lease accounting standard includes a package of practical expedients that allows an entity to avoid reassessing the accounting for lease components, including the allocations between lease and nonlease components in contracts restated under ASU 2014-09. We expect to elect this package of practical expedients, and accordingly will not reallocate contract consideration to lease components within the scope of the existing lease guidance when we adopt ASU 2014-09. Based on our analysis, the adoption of ASU 2014-09 will not have a material effect on our consolidated financial statements.
In February 2016, the FASB issued ASU No. 2016-02, “Leases (Subtopic 842)” (“ASU 2016-02”), which provides guidance for greater transparency in financial reporting by organizations that lease assets such as real estate, airplanes and manufacturing equipment by requiring such organizations to recognize lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The accounting for lessors will remain largely unchanged from current GAAP; however, the standard requires that lessors expense, on an as-incurred basis, certain initial direct costs that are not incremental in negotiating a lease. Under existing standards, certain of these costs are capitalizable and therefore this new standard will result in certain of these costs being expensed as incurred after adoption. ASU 2016-02 is effective for annual and interim reporting periods beginning after December 15, 2018, with early adoption permitted. We plan to adopt the standard when it becomes effective for us, as of the reporting period beginning January 1, 2019, and we expect to elect the practical expedients available for implementation under the standard. Under the practical expedients election, we would not be required to reassess: (i) whether an expired or existing contract meets the definition of a lease; (ii) the lease classification at the adoption date for expired or existing leases; and (iii) whether costs previously capitalized as initial direct costs would continue to be amortized. The standard also will require new disclosures within the notes accompanying the consolidated financial statements, as well as result in the expensing of certain costs to negotiate and arrange lease agreements. Additionally, in January 2018, the FASB issued ASU No. 2018-01, “Leases (Subtopic 842): Land Easement Practical Expedient for Transition to Topic 842” (“ASU 2018-01”), which updates ASU 2016-02 to include land easements under the updated guidance, including the option to elect the practical expedient discussed above. We also plan to adopt ASU 2018-01 when it becomes effective for us, as of the reporting period beginning January 1, 2019, and we expect to elect the practical expedients available for implementation under the standard. Our initial analysis of our lease contracts indicates that the adoption of these standards will not have a material effect on our consolidated financial statements. We are still in the process of evaluating the impact of ASU 2016-02, primarily as it relates to the lease and non-lease components, as well as ASU 2018-01, and related amendments impacting the practical expedients.
In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326)” (“ASU 2016-13”), which introduces a new model for recognizing credit losses for certain financial instruments, including loans, accounts receivable and debt securities. The new model requires an estimate of expected credit losses over the life of exposure to be recorded through the establishment of an allowance account, which is presented as an offset to the related financial asset. The expected credit loss is recorded upon the initial recognition of the financial asset. The guidance will be effective for annual and interim reporting periods beginning after December 15, 2019, with earlier adoption permitted. The guidance will generally be adopted on a modified retrospective basis, with exceptions for certain types of financial assets. We plan on adopting ASU 2016-13 as of the reporting period beginning on January 1, 2020. We do not expect the adoption to have a significant impact on our consolidated financial statements.
In August 2016, the FASB issued ASU No. 2016-15 “Statement of Cash Flows (Topic 230)” (“ASU 2016-15”), which provides specific guidance on eight cash flow classification issues and on reducing diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. Current GAAP does not include specific guidance on these eight cash flow classification issues. In November 2016, the FASB issued ASU 2016-18 “Statement of Cash Flows (Topic 230): Restricted Cash,” (“ASU 2016-18”) which requires companies to include restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 will require a disclosure of a reconciliation between the statement of financial position and the statement of cash flows when the statement of financial position includes more than one line item for cash, cash equivalents, restricted cash, and restricted cash equivalents. Entities with material restricted cash and restricted cash equivalents balances will be required to disclose the nature of the restrictions. ASU 2016-15 is effective for annual and interim reporting periods beginning after December 15, 2017, with early adoption permitted. We plan on adopting ASU 2016-15 as of the reporting period beginning January 1, 2018. We do not anticipate the adoption of ASU 2016-15 to have a significant impact on our consolidated financial statements. Upon the adoption of ASU 2016-18, we will update the presentation of restricted cash in our current statement of cash flows to conform to the new requirements.
In August 2017, the FASB issued ASU 2017-12, “Derivatives and Hedging: Targeted Improvements to Accounting for Hedging Activities.” The purpose of this updated guidance is to better align a company’s financial reporting for hedging activities with the economic objectives of those activities. The transition guidance provides companies with the option of early adopting the new standard using a modified retrospective transition method in any interim period after issuance of the update, or alternatively requires adoption for fiscal years beginning after December 15, 2018. This adoption method will require us to recognize the cumulative effect of initially applying the ASU as an adjustment to accumulated other comprehensive income with a corresponding adjustment to the opening balance of retained earnings as of the beginning of the fiscal year that an entity adopts the update. While we continue to assess all potential impacts of the standard, we currently expect adoption to have an immaterial impact on our consolidated financial statements. We plan on adopting ASU 2017-12 as of the reporting period beginning on January 1, 2018.

INFLATION
Increases in the costs of owning and operating our properties due to inflation could reduce our net operating income to the extent such increases are not paid or reimbursed by our tenants. Substantially all of our leases provide for separate real estate tax and operating expense reimbursement escalations over a base amount. In addition, our leases provide for fixed base rent increases or indexed increases. As a result, most inflationary increases in costs may be at least partially offset by the contractual rent increases and operating expense reimbursement provisions or escalations.
CRITICAL ACCOUNTING ESTIMATES
Critical accounting estimates are those estimates that require management to make challenging, subjective, or complex judgments, often because they must estimate the effects of matters that are inherently uncertain and may change in subsequent periods. Critical accounting estimates involve judgments and uncertainties that are sufficiently sensitive and may result in materially different results under different assumptions and conditions.
Investment in Real Estate Properties
When we acquire a property, we allocate the purchase price of the acquisition based upon our assessment of the fair value of various components, including to land, building, land and building improvements, and intangible lease assets and liabilities. Fair value determinations are based on estimated cash flow projections that utilize discount and/or capitalization rates, as well as certain available market information. The fair value of land, building, and land and building improvements considers the value of the property as if it were vacant. The fair value of intangible lease assets is based on our evaluation of the specific characteristics of each lease. Factors considered include estimates of carrying costs during hypothetical expected lease-up periods, current market conditions and market rates, the tenant’s credit quality and costs to execute similar leases. The fair value of above- and below-market leases is calculated as the present value of the difference between the contractual amounts to be paid pursuant to each in-place lease and our estimate of fair market lease rates for each corresponding in-place lease, using a discount rate that reflects the risks associated with the leases acquired and measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market fixed rate renewal options for below market leases. In estimating carrying costs, we include estimates of lost rentals at market rates during the expected lease-up periods, depending on local market conditions. In estimating costs to execute similar leases, we consider tenant improvements, leasing commissions and legal and other related expenses.
Impairment of Real Estate Properties
We review our investment in real estate properties individually whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recorded for the difference between estimated fair value of the real estate property and the carrying amount when the estimated future cash flows and the estimated liquidation value of the real estate property are less than the real estate property carrying amount. Our estimates of future cash flows and liquidation value require us to make assumptions that are subject to economic and market uncertainties including, among others, demand for space, competition for tenants, changes in market rental rates, costs to operate each property, and expected ownership periods that can be difficult to predict.

R. Certain Historical NAV Information
The following table shows our NAV per share at the end of each quarter since we commenced calculating our NAV on July 12, 2012.

Date	Class E	Class T	Class S	Class W	Class I
September 30, 2012	$6.64	$6.64	N/A	$6.64	$6.64
December 31, 2012	$6.70	$6.70	N/A	$6.70	$6.70
March 31, 2013	$6.79	$6.79	N/A	$6.79	$6.79
June 30, 2013	$6.83	$6.83	N/A	$6.83	$6.83
September 30, 2013	$6.87	$6.87	N/A	$6.87	$6.87
December 31, 2013	$6.93	$6.93	N/A	$6.93	$6.93
March 31, 2014	$6.96	$6.96	N/A	$6.96	$6.96
June 30, 2014	$7.00	$7.00	N/A	$7.00	$7.00
September 30, 2014	$7.09	$7.09	N/A	$7.09	$7.09
December 31, 2014	$7.16	$7.16	N/A	$7.16	$7.16
March 31, 2015	$7.31	$7.31	N/A	$7.31	$7.31
June 30, 2015	$7.38	$7.38	N/A	$7.38	$7.38
September 30, 2015	$7.42	$7.42	N/A	$7.42	$7.42
December 31, 2015	$7.47	$7.47	N/A	$7.47	$7.47
March 31, 2016	$7.36	$7.36	N/A	$7.36	$7.36
June 30, 2016	$7.37	$7.37	N/A	$7.37	$7.37
September 30, 2016	$7.48	$7.48	N/A	$7.48	$7.48
December 31, 2016	$7.57	$7.57	N/A	$7.57	$7.57
March 31, 2017	$7.52	$7.52	N/A	$7.52	$7.52
June 30, 2017	$7.50	$7.50	N/A	$7.50	$7.50
September 30, 2017	$7.45	$7.45	$7.45	$7.45	$7.45
December 31, 2017	$7.41	$7.41	$7.41	$7.41	$7.41
Our share sales and redemptions are made based on the applicable per share NAV carried our to four decimal places. Our most recent NAV per share for each class is (1) posted on our website, www.blackcreekdiversified.com, and (2) made available on our toll-free, automated telephone line, (888) 310-9352. In addition, we will disclose in a prospectus or prospectus supplement filed with the Commission the principal valuation components of our monthly NAV calculations.

S. Quantitative and Qualitative Disclosures about Market Risk
Interest Rate Risk
We are exposed to the impact of interest rate changes. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows, and optimize overall borrowing costs. To achieve these objectives, we plan to borrow on a fixed interest rate basis for longer-term debt and utilize interest rate swap agreements on certain variable interest rate debt in order to limit the effects of changes in interest rates on our results of operations. As of December 31, 2017, our debt instruments consisted of borrowings under our line of credit, term loans, and mortgage notes.
Fixed Interest Rate Debt. As of December 31, 2017, our fixed interest rate debt consisted of $123.8 million under our mortgage notes, which included a $33.0 million variable-rate mortgage note that we effectively fixed through the use of an interest rate swap for the term of the borrowing; and $350.0 million under our term loans that were effectively fixed through the use of interest rate swaps. In total, our fixed interest rate debt represented 46.5% of our total consolidated debt as of December 31, 2017. Interest rate fluctuations will generally not affect our future earnings or cash flows on our fixed interest rate debt unless such instruments mature or are otherwise terminated. However, interest rate changes could affect the fair value of our fixed interest rate debt. As of December 31, 2017, the fair value and the carrying value of our fixed interest rate debt was $474.5 million and $473.8 million, respectively. The fair value estimate of our fixed interest rate debt was estimated using a discounted cash flow analysis utilizing rates we would expect to pay for debt of a similar type and remaining maturity if the loans were originated on December 31, 2017. As we expect to hold our fixed interest rate debt instruments to maturity, based on the underlying structure of the debt instrument, and the amounts due under such instruments are limited to the outstanding principal balance and any accrued and unpaid interest, we do not expect that market fluctuations in interest rates, and the resulting change in fair value of our fixed interest rate debt instruments, would have a significant impact on our operating cash flows.
Variable Interest Rate Debt. As of December 31, 2017, our consolidated variable interest rate debt consisted of $142.0 million of borrowings under our line of credit, $125.0 million under our term loans and $278.1 million under our mortgage notes, which represented 53.5% of our total consolidated debt. Interest rate changes on our variable rate debt could impact our future earnings and cash flows, but would not significantly affect the fair value of such debt. As of December 31, 2017, we were exposed to market risks related to fluctuations in interest rates on $545.1 million of consolidated borrowings. A hypothetical 10% change in the average interest rate on the outstanding balance of our variable interest rate debt as of December 31, 2017, would change our annual interest expense by approximately $0.9 million.
Derivative Instruments. As of December 31, 2017, we had 15 outstanding derivative instruments with a total notional amount of $774.0 million. These derivative instruments were comprised of interest rate swaps and interest rate caps that were designed to mitigate the risk of future interest rate increases by either providing a fixed interest rate or capping the variable interest rate for a limited, pre-determined period of time. See “Note 4 to the Consolidated Financial Statements” in Section U, “Financial Statements and Notes” for further detail on our derivative instruments. We are exposed to credit risk of the counterparty to our interest rate swap agreements in the event of non-performance under the terms of the agreements. If we were not able to replace these swaps in the event of non-performance by the counterparty, we would be subject to variability of the interest rate on the amount outstanding under our debt that is fixed through the use of the swaps.
T. Experts
The the accompanying consolidated balance sheets of Black Creek Diversified Property Fund Inc. and subsidiaries as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three‑year period ended December 31, 2017, and the related notes and financial statement schedule III, have been included in this Supplement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
The statements included in this Supplement under Section B, “February 28, 2017 NAV Per Share,” relating to the role of Altus Group U.S., Inc. as the Independent Valuation Firm, and the valuation of the real properties and related assumptions have been reviewed by Altus Group U.S., Inc., an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in property valuations.

U. Financial Statements and Notes
Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Black Creek Diversified Property Fund Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Black Creek Diversified Property Fund Inc. (formerly known as Dividend Capital Diversified Property Fund Inc.) and subsidiaries (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three‑year period ended December 31, 2017, and the related notes and financial statement schedule III (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2005.

Denver, Colorado
March 7, 2018

BLACK CREEK DIVERSIFIED PROPERTY FUND INC.
CONSOLIDATED BALANCE SHEETS

	As of December 31,
(in thousands, except per share data)	2017	2016
ASSETS
Net investment in real estate properties	$1,540,270	$1,711,411
Debt-related investments, net	11,147	15,209
Cash and cash equivalents	10,475	13,864
Restricted cash	8,541	7,282
Other assets	37,673	35,962
Total assets	$1,608,106	$1,783,728
LIABILITIES AND EQUITY
Liabilities
Accounts payable and accrued expenses	$22,334	$34,085
Debt, net	1,012,108	1,048,801
Intangible lease liabilities, net	52,629	59,545
Other liabilities	28,309	33,206
Total liabilities	1,115,380	1,175,637
Commitments and contingencies (Note 11)
Equity
Stockholders’ equity:
Preferred stock, $0.01 par value—200,000 shares authorized, none issued and outstanding	—	—
Class E common stock, $0.01 par value—500,000 shares authorized, 93,695 shares and 112,325 shares issued and outstanding, respectively	937	1,123
Class T common stock, $0.01 par value—500,000 shares authorized, 2,062 shares and 2,001 shares issued and outstanding, respectively	21	20
Class S common stock, $0.01 par value—500,000 shares authorized, 64 shares and 0 shares issued and outstanding, respectively	1	—
Class D common stock, $0.01 par value—500,000 shares authorized, 2,510 shares and 2,271 shares issued and outstanding, respectively	25	23
Class I common stock, $0.01 par value—500,000 shares authorized, 34,135 shares and 34,039 shares issued and outstanding, respectively	341	340
Additional paid-in capital	1,224,061	1,361,638
Distributions in excess of earnings	(818,608)	(839,896)
Accumulated other comprehensive loss	(909)	(6,905)
Total stockholders’ equity	405,869	516,343
Noncontrolling interests	86,857	91,748
Total equity	492,726	608,091
Total liabilities and equity	$1,608,106	$1,783,728

See accompanying Notes to Consolidated Financial Statements.

BLACK CREEK DIVERSIFIED PROPERTY FUND INC.
CONSOLIDATED STATEMENTS OF INCOME

	For the Year Ended December 31,
(in thousands, except per share data)	2017	2016	2015
Revenues:
Rental revenues	$196,518	$215,227	$218,278
Debt-related income	828	943	6,922
Total revenues	197,346	216,170	225,200
Operating expenses:
Rental expenses	66,532	65,587	59,590
Real estate-related depreciation and amortization	68,070	80,105	83,114
General and administrative expenses	9,235	9,450	10,720
Advisory fees, related party	13,285	14,857	17,083
Acquisition expenses	—	667	2,644
Impairment of real estate property	1,116	2,677	8,124
Total operating expenses	158,238	173,343	181,275
Other income (expenses):
Interest expense	(42,305)	(40,782)	(47,508)
Gain on sale of real property	83,057	45,660	134,218
Other income (expense)	(462)	2,207	2,192
Gain (loss) on extinguishment of debt	—	5,136	(1,168)
Total other income (expenses)	40,290	12,221	87,734
Net income	79,398	55,048	131,659
Net income attributable to noncontrolling interests	(7,182)	(5,072)	(7,404)
Net income attributable to common stockholders	$72,216	$49,976	$124,255

Weighted-average shares outstanding—basic	142,349	159,648	175,938
Weighted-average shares outstanding—diluted	154,156	172,046	188,789

Net income per common share—basic and diluted	$0.51	$0.31	$0.70

See accompanying Notes to Consolidated Financial Statements.

BLACK CREEK DIVERSIFIED PROPERTY FUND INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Year Ended December 31,
(in thousands)	2017	2016	2015
Net income	$79,398	$55,048	$131,659
Other comprehensive income (loss):
Change from cash flow hedging derivatives	6,337	4,416	(977)
Comprehensive income	85,735	59,464	130,682
Comprehensive income attributable to noncontrolling interests	(7,523)	(5,379)	(7,321)
Comprehensive income attributable to common stockholders	$78,212	$54,085	$123,361

See accompanying Notes to Consolidated Financial Statements.

BLACK CREEK DIVERSIFIED PROPERTY FUND INC.
CONSOLIDATED STATEMENTS OF EQUITY

	Stockholders’ Equity
					Accumulated
			Additional	Distributions	Other
	Common Stock		Paid-in	in Excess of	Comprehensive	Noncontrolling	Total
(in thousands)	Shares	Amount	Capital	Earnings	(Loss) Income	Interests	Equity
Balance as of December 31, 2014	178,400	$1,784	$1,586,444	$(893,791)	$(10,120)	$79,663	$763,980
Net income	—	—	—	124,255	—	7,404	131,659
Unrealized loss on derivative instruments	—	—	—	—	(922)	(55)	(977)
Issuance of common stock, net of offering costs	14,262	142	96,807	—	—	—	96,949
Share-based compensation, net of forfeitures	618	6	1,257	—	—	—	1,263
Redemptions of common stock	(29,156)	(291)	(213,505)	—	—	—	(213,796)
Amortization of share-based compensation	—	—	32	—	—	—	32
Distributions declared on common stock and noncontrolling interests	—	—	—	(63,145)	—	(4,689)	(67,834)
Contributions from noncontrolling interests	—	—	—	—	—	17,337	17,337
Redemptions of noncontrolling interests	—	—	(176)	—	28	(2,514)	(2,662)
Balance as of December 31, 2015	164,124	$1,641	$1,470,859	$(832,681)	$(11,014)	$97,146	$725,951
Net income	—	—	—	49,976	—	5,072	55,048
Unrealized loss on derivative instruments	—	—	—	—	4,109	307	4,416
Issuance of common stock, net of offering costs	14,952	150	100,297	—	—	—	100,447
Share-based compensation, net of forfeitures	32	—	306	—	—	—	306
Redemptions of common stock	(28,472)	(285)	(210,287)	—	—	—	(210,572)
Amortization of share-based compensation	—	—	1,109	—	—	—	1,109
Distributions declared on common stock and noncontrolling interests	—	—	—	(57,191)	—	(9,006)	(66,197)
Contributions from noncontrolling interests	—	—	—	—	—	3,225	3,225
Redemptions of noncontrolling interests	—	—	(646)	—	—	(4,996)	(5,642)
Balance as of December 31, 2016	150,636	$1,506	$1,361,638	$(839,896)	$(6,905)	$91,748	$608,091
Net income	—	—	—	72,216	—	7,182	79,398
Unrealized gain on derivative instruments	—	—	—	—	5,996	341	6,337
Issuance of common stock, net of offering costs	5,752	58	40,473	—	—	—	40,531
Share-based compensation, net of forfeitures	(99)	(1)	(647)	—	—	—	(648)
Redemptions of common stock	(23,823)	(238)	(178,194)	—	—	—	(178,432)
Amortization of share-based compensation	—	—	1,730	—	—	—	1,730
Distributions declared on common stock and noncontrolling interests	—	—	—	(50,928)	—	(6,876)	(57,804)
Contributions from noncontrolling interests	—	—	—	—	—	106	106
Redemptions of noncontrolling interests	—	—	(939)	—	—	(5,644)	(6,583)
Balance as of December 31, 2017	132,466	$1,325	$1,224,061	$(818,608)	$(909)	$86,857	$492,726

See accompanying Notes to Consolidated Financial Statements.

BLACK CREEK DIVERSIFIED PROPERTY FUND INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
(in thousands)	2017	2016	2015
Operating activities:
Net income	$79,398	$55,048	$131,659
Adjustments to reconcile net income to net cash provided by operating activities:
Real estate-related depreciation and amortization	68,070	80,105	83,114
Gain on disposition of real estate property	(83,057)	(45,660)	(134,218)
Impairment of real estate property	1,116	2,677	8,124
Collection of accrued interest from debt investments	—	—	6,421
(Gain) loss on extinguishment of debt	—	(5,136)	1,168
Other	3,279	8,120	4,660
Changes in operating assets and liabilities	(4,584)	(4,858)	4,602
Net cash provided by operating activities	64,222	90,296	105,530
Investing activities:
Real estate acquisitions	(39,538)	(65,861)	(319,577)
Capital expenditures	(34,086)	(28,951)	(26,204)
Proceeds from disposition of real estate property	176,887	208,604	359,817
Principal collections on debt-related investments	4,020	469	64,769
Other	(2,132)	8,269	(4,384)
Net cash provided by investing activities	105,151	122,530	74,421
Financing activities:
Proceeds from mortgage notes	299,469	84,045	70,626
Repayments of mortgage notes	(162,461)	(314,816)	(136,658)
Defeasance of mortgage note borrowings	—	—	(53,267)
Net (repayments of) proceeds from line of credit	(94,000)	69,000	92,000
Net proceeds from term loan	—	124,411	80,000
Other secured borrowing repayments	—	—	(25,796)
Redemption of common shares	(178,496)	(212,878)	(225,720)
Distributions on common stock	(37,530)	(37,647)	(42,439)
Proceeds from issuance of common stock	19,861	88,206	80,609
Offering costs for issuance of common stock	(4,706)	(5,417)	(4,602)
Distributions to noncontrolling interest holders	(7,607)	(6,641)	(4,591)
Redemption of OP Unit holder interests	(6,206)	(5,309)	(2,750)
Other	(1,086)	2,315	(6,055)
Net cash used in financing activities	(172,762)	(214,731)	(178,643)
Net (decrease) increase in cash and cash equivalents	(3,389)	(1,905)	1,308
Cash and cash equivalents, at beginning of period	13,864	15,769	14,461
Cash and cash equivalents, at end of period	$10,475	$13,864	$15,769
Supplemental disclosure of non-cash investing and financing activities:
Interest paid	$37,473	$38,161	$45,321
Distributions reinvested in common stock	23,282	20,576	21,347
Non-cash repayment of mortgage note and other secured borrowings from disposition proceeds	—	—	139,236
Non-cash disposition of real property	—	7,830	128,008

See accompanying Notes to Consolidated Financial Statements.

BLACK CREEK DIVERSIFIED PROPERTY FUND INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS
Unless the context otherwise requires, “we,” “our” and “us” refer to Black Creek Diversified Property Fund Inc. and its consolidated subsidiaries.
Black Creek Diversified Property Fund Inc. is a Maryland corporation formed on April 11, 2005. We are primarily focused on investing in and operating a diverse portfolio of real property. Although we generally target investments in four primary property categories (office, retail, industrial and multifamily), our charter and bylaws do not preclude us from investing in other types of commercial property, real estate debt, or real estate related equity securities. As of December 31, 2017, we owned a real estate portfolio of 48 properties. We operate three reportable segments: retail, office and industrial. See “Note 12” for information regarding the financial results by segment.
We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes, and we intend to continue to operate in accordance with the requirements for qualification as a REIT. We utilize an Umbrella Partnership Real Estate Investment Trust (“UPREIT”) organizational structure to hold all or substantially all of our assets through an operating partnership, Black Creek Diversified Operating Partnership LP (the “Operating Partnership”), of which we are the sole general partner and a limited partner.
We are currently offering shares pursuant to a public offering and intend to operate as a perpetual-life REIT, which means that we intend to offer shares continuously through our ongoing primary offerings and our distribution reinvestment plan. See “Note 7” for detail regarding our public offerings.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and pursuant to the rules and regulations of the SEC. In the opinion of management, the accompanying consolidated financial statements contain all adjustments and eliminations, consisting only of normal recurring adjustments necessary for a fair presentation in conformity with GAAP.
Basis of Consolidation
The consolidated financial statements include the accounts of Black Creek Diversified Property Fund Inc., the Operating Partnership, their wholly-owned subsidiaries, including a taxable REIT subsidiary, and their consolidated joint ventures, as well as amounts related to noncontrolling interests. See “Noncontrolling Interests” below for further detail concerning the accounting policies regarding noncontrolling interests. All material intercompany accounts and transactions have been eliminated.
The Operating Partnership meets the criteria of a variable interest entity (“VIE”) as the Operating Partnership’s limited partners do not have the right to remove the general partner and do not have substantive participating rights in the operations of the Operating Partnership. Pursuant to the operating partnership agreement, we are the primary beneficiary of the Operating Partnership as we have the obligation to absorb losses and receive benefits, and the power to control substantially all of the activities which most significantly impact the economic performance of the Operating Partnership. As such, the Operating Partnership continues to be consolidated within our consolidated financial statements.
Use of Estimates
GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results could differ from these estimates. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period they are determined to be necessary.
Reclassifications
Certain amounts included in the consolidated financial statements for 2016 and 2015 have been reclassified to conform to the 2017 financial statement presentation with no effect on previously reported net income or equity. Specifically, investment in real estate properties and accumulated depreciation and amortization are included in net investment in real estate properties, as well as mortgage notes and unsecured borrowings are included in debt.

Investments in Real Estate Properties
Upon acquisition, the purchase price of a property is allocated to land, building, and intangible lease assets and liabilities. The allocation of the purchase price to building is based on management’s estimate of the property’s “as-if” vacant fair value. The “as-if” vacant fair value is determined by using all available information such as the replacement cost of such asset, appraisals, property condition reports, market data and other related information. The allocation of the purchase price to intangible lease assets represents the value associated with the in-place leases, which may include lost rent, leasing commissions, tenant improvements, legal and other related costs. The allocation of the purchase price to above-market lease assets and below-market lease liabilities results from in-places leases being above or below management’s estimate of fair market rental rates at the acquisition date and are measured over a period equal to the remaining term of the lease for above-market leases and the remaining term of the lease, plus the term of any below-market fixed-rate renewal option periods, if applicable, for below-market leases. Intangible lease assets, above-market lease assets, and below-market lease liabilities are collectively referred to as “intangible lease assets and liabilities.”
If any debt is assumed in an acquisition, the difference between the fair value and the face value of debt is recorded as a premium or discount and amortized to interest expense over the life of the debt assumed. No debt was assumed in connection with our 2017 and 2016 acquisitions. Transaction costs associated with the acquisition of a property are capitalized as incurred and allocated to land, building and intangible lease assets on a relative fair value basis.
The results of operations for acquired properties are included in the consolidated statements of income from their respective acquisition dates. Intangible lease assets are amortized to real-estate related depreciation and amortization over the remaining lease term. Above-market lease assets are amortized as a reduction in rental revenue over the remaining lease term and below-market lease liabilities are amortized as an increase in rental revenue over the remaining lease term, plus any applicable fixed-rate renewal option periods. We expense any unamortized intangible lease asset or record an adjustment to rental revenue for any unamortized above-market lease asset or below-market lease liability when a tenant terminates a lease before the stated lease expiration date. During the years ended December 31, 2017 and 2016, we recorded $2.1 million and $1.7 million, respectively, related to write-offs of unamortized intangible lease assets and liabilities due to early lease terminations. We recorded an insignificant amount of adjustments related to write-offs of unamortized intangible lease assets and liabilities due to early lease terminations during the year ended December 31, 2015.
Land, building, building and land improvements, tenant improvements, lease commissions, and intangible lease assets and liabilities, which are collectively referred to as “real estate assets,” are stated at historical cost less accumulated depreciation and amortization. Costs associated with the development and improvement of our real estate assets are capitalized as incurred. These costs include capitalized interest, insurance, real estate taxes and certain general and administrative costs if such costs are incremental and identifiable to a specific activity to prepare the real estate asset for its intended use. Costs incurred in making repairs and maintaining real estate assets are expensed as incurred.
Real estate-related depreciation and amortization are computed on a straight-line basis over the estimated useful lives as describe in the following table:

Land	Not depreciated
Building	40 years
Building and land improvements	10-40 years
Tenant improvements	Lesser of useful life or lease term
Lease commissions	Over lease term
Intangible in-place lease assets	Over lease term
Above-market lease assets	Over lease term
Below-market lease liabilities	Over lease term, including below-market fixed-rate renewal options
Real estate assets that are determined to be held and used will be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and we will evaluate the recoverability of such real estate assets based on estimated future cash flows and the estimated liquidation value of such real estate assets, and provide for impairment if such undiscounted cash flows are insufficient to recover the carrying amount of the real estate asset. If impaired, the real estate asset will be written down to its estimated fair value. Refer to “Note 3” for detail regarding the non-cash impairment charges recorded during the years ended December 31, 2017, 2016 and 2015.

Debt-Related Investments
Debt-related investments are considered to be held for investment, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments unless such loans or investments are deemed to be impaired.
Cash and Cash Equivalents
Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less, such as money market mutual funds or certificates of deposit. We may have bank balances in excess of federally insured amounts; however, we deposit our cash and cash equivalents with high credit-quality institutions to minimize credit risk.
Restricted Cash
Restricted cash consists primarily of lender and property-related escrow accounts.
Straight-Line Rent and Tenant Receivables
Straight-line rent and tenant receivables include all straight-line rent and accounts receivable, net of allowances. We record an allowance for estimated losses that may result from the inability of certain of our tenants to make required payments. If a tenant fails to make contractual payments beyond any allowance, we may recognize additional bad debt expense in future periods equal to the net outstanding balances. As of December 31, 2017 and 2016, our straight-line rent and tenant receivables were approximately $28.4 million and $29.4 million, respectively, and our allowance for doubtful accounts was approximately $1.1 million and $1.0 million, respectively. These amounts are included in our other assets on the consolidated balance sheets.
Derivative Instruments
We record our derivative instruments at fair value. The accounting for changes in fair value of derivative instruments depends on whether it has been designated and qualifies as a hedge and, if so, the type of hedge. Our interest rate swap derivative instruments are designated as cash flow hedges and are used to hedge exposure to variability in expected future interest payments. For cash flow hedges, the changes in fair value of the derivative instrument represent changes in expected future cash flows, which are effectively hedged by the derivative instrument, and are initially reported as other comprehensive income in the consolidated statements of equity until the derivative instrument is settled. Upon settlement, the effective portion of the hedge is recognized as other comprehensive income and amortized over the term of the designated cash flow or transaction the derivative instrument was intended to hedge. As such, the effective portion of the hedge impacts net income in the same period as the hedged item. The change in value of any derivative instrument that is deemed to be ineffective is charged directly to net income when the determination of hedge ineffectiveness is made. For purposes of determining hedge ineffectiveness, management estimates the timing and potential amount of future interest payments in order to estimate the cash flows of the designated hedged item or transaction. Our interest rate cap derivative instruments are not designated as hedges and therefore, changes in fair value must be recognized through income. We do not use derivative instruments for trading or speculative purposes.
Deferred Financing Costs
Deferred financing costs include fees and costs incurred to obtain long-term financing. These fees and costs are amortized to interest expense over the expected terms of the related credit facilities. Unamortized deferred financing costs are written off if debt is retired before its expected maturity date. Accumulated amortization of deferred financing costs was approximately $6.5 million and $4.9 million as of December 31, 2017 and 2016, respectively. Our interest expense for the years ended December 31, 2017, 2016 and 2015 included $2.8 million, $1.8 million and $2.4 million, respectively, of amortization of financing costs.
Distribution Fees
Distribution fees are paid monthly. Distribution fees are accrued upon the issuance of Class T, Class S and Class D shares. As of the balance sheet date, we accrue for: (i) the monthly amount payable, and (ii) the estimated amount of distribution fees that we may pay in future periods. The accrued distribution fees are reflected in additional paid-in capital in stockholders’ equity. See “Note 9” for additional information regarding when distribution fees become payable.
Noncontrolling Interests
Due to our control of the Operating Partnership through our sole general partner interest and our limited partner interest, we consolidate the Operating Partnership. The remaining limited partner interests in the Operating Partnership are owned by third-party investors and are presented as noncontrolling interests in the consolidated financial statements. Additionally, as of December 31, 2016, we had consolidated joint ventures for purposes of operating real estate properties. As our joint venture partners’ interests in the consolidated joint ventures were not redeemable, we classified our joint venture partners’ interest as noncontrolling interests. We did not own any joint ventures as of December 31, 2017 as we had sold our remaining investments in any joint ventures during the year.

The noncontrolling interests are reported on the consolidated balance sheets within permanent equity, separate from stockholders’ equity.
Revenue Recognition
We record rental revenue on a straight-line basis over the full lease term. Certain properties have leases that offer the tenant a period of time where no rent is due or where rent payments change during the term of the lease. Accordingly, we record receivables from tenants for rent that we expect to collect over the remaining lease term rather than currently, which are recorded as a straight-line rent receivable. When we acquire a property, the term of each existing lease is considered to commence as of the acquisition date for purposes of this calculation.
Tenant reimbursement revenue includes payments and amounts due from tenants pursuant to their leases for real estate taxes, insurance and other recoverable property operating expenses and is recognized as rental revenue in the period the applicable expenses are incurred. For the years ended December 31, 2017, 2016 and 2015, tenant reimbursement revenue recognized in rental revenues was approximately $42.6 million, $43.6 million and $38.9 million, respectively.
In connection with property acquisitions, we may acquire leases with rental rates above or below estimated market rental rates. Above-market lease assets are amortized as a reduction to rental revenue over the remaining lease term, and below-market lease liabilities are amortized as an increase to rental revenue over the remaining lease term, plus any applicable fixed-rate renewal option periods.
We expense any unamortized intangible lease asset or record an adjustment to rental revenue for any unamortized above-market lease asset or below-market lease liability by reassessing the estimated remaining useful life of such intangible lease asset or liability when it becomes probable a tenant will terminate a lease before the stated lease expiration date.
We recognize gains on the disposition of real estate when the recognition criteria have been met, generally at the time the risks, rewards and title have transferred to the purchaser and we no longer have substantial continuing involvement with the real estate that was sold.
Income Taxes
We elected under the Internal Revenue Code of 1986, as amended, to be taxed as a REIT beginning with the tax year ended December 31, 2006. As a REIT, we generally are not subject to federal income taxes on net income we distribute to our stockholders. We intend to make timely distributions sufficient to satisfy the annual distribution requirements. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate tax rates. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property and federal income and excise taxes on our undistributed income.
Net Income Per Share
Basic net income per common share is determined by dividing net income attributable to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net income per common share includes the effects of potentially issuable common stock, but only if dilutive, including the presumed exchange of partnership interest in the Operating Partnership (“OP Units”). See “Note 10” for additional information regarding net income per share.
Fair Value Measurements
Fair value measurements are determined based on assumptions that market participants would use in pricing of assets or estimating liabilities. Fair value measurements are categorized into one of three levels of the fair value hierarchy based on the lowest level of significant input used. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. Considerable judgment and a high degree of subjectivity are involved in developing these estimates. These estimates may differ from the actual amounts that we could realize upon settlement.
The fair value hierarchy is as follows:
Level 1—Quoted (unadjusted) prices in active markets for identical assets or liabilities.
Level 2—Other observable inputs, either directly or indirectly, other than quoted prices included in Level 1, including:

•	Quoted prices for similar assets/liabilities in active markets;

•	Quoted prices for identical or similar assets/liabilities in non-active markets (e.g., few transactions, limited information, non-current prices, high variability over time);

•	Inputs other than quoted prices that are observable for the asset/liability (e.g., interest rates, yield curves, volatilities, default rates); and

•	Inputs that are derived principally from or corroborated by other observable market data.
Level 3—Unobservable inputs that cannot be corroborated by observable market data.
Concentration of Credit Risk
As our revenues predominately consist of rental payments, we are dependent on our tenants for our source of revenues. Concentration of credit risk arises when our source of revenue is highly concentrated from certain of our tenants. As of December 31, 2017, there was only one tenant that individually represented 10.1% of our total annualized base rent.
Recently Adopted Accounting Standards
In January 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards update (“ASU”) No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business” (“ASU 2017-01”), which clarifies the definition of a business. ASU 2017-01 adds further guidance that assists preparers in evaluating whether a transaction will be accounted for as an asset acquisition or a business combination. We expect most of our acquisitions to qualify as asset acquisitions under the standard, which requires the capitalization of transaction costs to the basis of the acquired assets. While ASU 2017-01 is effective for periods beginning after December 15, 2017, we early adopted this standard effective January 1, 2017, as permitted. Under this new standard, all acquisition costs are being capitalized instead of recorded as an expense. For the year ended December 31, 2017, approximately $0.2 million of acquisition costs were capitalized in net investment in real estate properties on the consolidated balance sheets under this new standard instead of recorded as an expense as in prior periods.
Recently Issued Accounting Standards
In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”), which provides guidance for revenue recognition and supersedes the revenue recognition requirements in Topic 605, “Revenue Recognition.” The standard is based on the principle that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The guidance specifically excludes revenue derived from lease contracts from its scope. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The effective date for the standard is for annual reporting periods beginning after December 15, 2017 and interim periods therein. We plan to adopt the standard when it becomes effective for us, as of the reporting period beginning January 1, 2018. Rental revenues and certain tenant reimbursement revenue earned from leasing our operating properties will be evaluated with the adoption of the lease accounting standard (as discussed below). The revised lease accounting standard includes a package of practical expedients that allows an entity to avoid reassessing the accounting for lease components, including the allocations between lease and nonlease components in contracts restated under ASU 2014-09. We expect to elect this package of practical expedients, and accordingly will not reallocate contract consideration to lease components within the scope of the existing lease guidance when we adopt ASU 2014-09. Based on our analysis, the adoption of ASU 2014-09 will not have a material effect on our consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Subtopic 842)” (“ASU 2016-02”), which provides guidance for greater transparency in financial reporting by organizations that lease assets such as real estate, airplanes and manufacturing equipment by requiring such organizations to recognize lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The accounting for lessors will remain largely unchanged from current GAAP; however, the standard requires that lessors expense, on an as-incurred basis, certain initial direct costs that are not incremental in negotiating a lease. Under existing standards, certain of these costs are capitalizable and therefore this new standard will result in certain of these costs being expensed as incurred after adoption. ASU 2016-02 is effective for annual and interim reporting periods beginning after December 15, 2018, with early adoption permitted. We plan to adopt the standard when it becomes effective for us, as of the reporting period beginning January 1, 2019, and we expect to elect the practical expedients available for implementation under the standard. Under the practical expedients election, we would not be required to reassess: (i) whether an expired or existing contract meets the definition of a lease; (ii) the lease classification at the adoption date for expired or existing leases; and (iii) whether costs previously capitalized as initial direct costs would continue to be amortized. The standard also will require new disclosures within the notes accompanying the consolidated financial statements, as well as result in the expensing of certain costs to negotiate and arrange lease agreements. Additionally, in January 2018, the FASB issued ASU No. 2018-01, “Leases (Subtopic 842): Land Easement Practical Expedient for Transition to Topic 842” (“ASU 2018-01”), which updates ASU 2016-02 to include land easements under the updated guidance, including the option to elect the practical expedient discussed above. We also plan to adopt ASU 2018-01 when it becomes effective for us, as of the reporting period beginning January 1, 2019, and we expect to elect the practical expedients available for implementation under the standard. Our initial analysis of our lease contracts indicates that the adoption of these standards will not have a material effect on our consolidated financial statements. We are still in the process of evaluating the impact of ASU 2016-02, primarily as it relates to the lease and non-lease components, as well as ASU 2018-01, and related amendments impacting the practical expedients.
In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326)” (“ASU 2016-13”), which introduces a new model for recognizing credit losses for certain financial instruments, including loans, accounts receivable and debt securities. The new model requires an estimate of expected credit losses over the life of exposure to be recorded through the establishment of an allowance account, which is presented as an offset to the related financial asset. The expected credit loss is recorded upon the initial recognition of the financial asset. The guidance will be effective for annual and interim reporting periods beginning after December 15, 2019, with earlier adoption permitted. The guidance will generally be adopted on a modified retrospective basis, with exceptions for certain types of financial assets. We plan on adopting ASU 2016-13 as of the reporting period beginning on January 1, 2020. We do not expect the adoption to have a significant impact on our consolidated financial statements.
In August 2016, the FASB issued ASU No. 2016-15 “Statement of Cash Flows (Topic 230)” (“ASU 2016-15”), which provides specific guidance on eight cash flow classification issues and on reducing diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. Current GAAP does not include specific guidance on these eight cash flow classification issues. In November 2016, the FASB issued ASU 2016-18 “Statement of Cash Flows (Topic 230): Restricted Cash,” (“ASU 2016-18”) which requires companies to include restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 will require a disclosure of a reconciliation between the statement of financial position and the statement of cash flows when the statement of financial position includes more than one line item for cash, cash equivalents, restricted cash, and restricted cash equivalents. Entities with material restricted cash and restricted cash equivalents balances will be required to disclose the nature of the restrictions. ASU 2016-15 is effective for annual and interim reporting periods beginning after December 15, 2017, with early adoption permitted. We plan on adopting ASU 2016-15 as of the reporting period beginning January 1, 2018. We do not anticipate the adoption of ASU 2016-15 to have a significant impact on our consolidated financial statements. Upon the adoption of ASU 2016-18, we will update the presentation of restricted cash in our current statement of cash flows to conform to the new requirements.
In August 2017, the FASB issued ASU 2017-12, “Derivatives and Hedging: Targeted Improvements to Accounting for Hedging Activities.” The purpose of this updated guidance is to better align a company’s financial reporting for hedging activities with the economic objectives of those activities. The transition guidance provides companies with the option of early adopting the new standard using a modified retrospective transition method in any interim period after issuance of the update, or alternatively requires adoption for fiscal years beginning after December 15, 2018. This adoption method will require us to recognize the cumulative effect of initially applying the ASU as an adjustment to accumulated other comprehensive income with a corresponding adjustment to the opening balance of retained earnings as of the beginning of the fiscal year that an entity adopts the update. While we continue to assess all potential impacts of the standard, we currently expect adoption to have an immaterial impact on our consolidated financial statements. We plan on adopting ASU 2017-12 as of the reporting period beginning on January 1, 2018.

3. INVESTMENTS IN REAL ESTATE PROPERTIES
The following tables summarize our consolidated investments in real estate properties:

	As of December 31,
(in thousands)	2017	2016
Land	$422,564	$473,970
Buildings and improvements	1,266,069	1,364,878
Intangible lease assets	340,273	365,474
Investment in real estate properties	2,028,906	2,204,322
Accumulated depreciation and amortization	(488,636)	(492,911)
Net investment in real estate properties	$1,540,270	$1,711,411
Intangible Lease Assets and Liabilities
Intangible lease assets and liabilities as of December 31, 2017 and 2016 include the following:

	As of December 31, 2017			As of December 31, 2016
(in thousands)	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Intangible lease assets	$299,406	$(240,844)	$58,562	$322,882	$(239,070)	$83,812
Above-market lease assets	40,867	(38,740)	2,127	42,592	(37,983)	4,609
Below-market lease liabilities	(86,085)	33,456	(52,629)	(90,980)	31,435	(59,545)
The following table details the estimated net amortization of such intangible lease assets and liabilities, as of December 31, 2017, for the next five years and thereafter:

	Estimated Net Amortization
(in thousands)	2018	2019	2020	2021	2022	Thereafter	Total
Intangible lease assets	$16,282	$12,267	$7,361	$5,760	$4,965	$11,927	$58,562
Above-market lease assets	707	627	207	193	184	209	2,127
Below-market lease liabilities	(4,615)	(3,857)	(3,158)	(2,738)	(2,636)	(35,625)	(52,629)

Acquisitions
We acquired 100% of the following properties during the years ended December 31, 2017 and 2016:

(in thousands)	Location	Property Type	Acquisition Date	Purchase Price
2017 Acquisitions:
Vasco Road	East Bay	Industrial	7/21/2017	$16,248
Northgate	Las Vegas	Industrial	7/26/2017	24,500
				$40,748
2016 Acquisitions:
Suniland Shopping Center	South Florida	Retail	5/27/2016	$66,500
Intangible and above-market lease assets are amortized over the remaining lease term. Below-market lease liabilities are amortized over the remaining lease term, plus any below-market, fixed-rate renewal option periods. The weighted-average amortization periods for the intangible assets and liabilities acquired in connection with the 2017 acquisitions, as of the respective date of each acquisition, were 8.2 years.

Dispositions
During the years ended December 31, 2017 and 2016, we disposed of the following properties:

(in thousands)	Ownership	Location	Property Type	Disposition Date	Sales Price	Gain on Sale
2017 Dispositions:
Hanover	100%	Greater Boston	Retail	5/31/2017	$4,500	$—
Riverport Industrial Portfolio (1)	90%	Louisville	Industrial	6/9/2017	26,800	10,352
Shiloh Road - Building 620	100%	Dallas	Industrial	7/21/2017	7,661	670
Jay Street	100%	Silicon Valley	Office	10/17/2017	44,900	12,474
Centerton Square	100%	Philadelphia	Retail	10/25/2017	129,630	47,579
Cohasset	100%	Greater Boston	Retail	12/7/2017	13,050	2,561
Harwich	100%	Greater Boston	Retail	12/15/2017	17,000	3,646
Venture Corporate Center - Outparcel	100%	South Florida	Retail	12/15/2017	5,972	3,943
Shiloh Road - Buildings 600 and 640	100%	Dallas	Industrial	12/18/2017	19,575	1,832
Total 2017 dispositions					$269,088	$83,057
2016 Dispositions:
Colshire Drive	100%	Washington, DC	Office	2/18/2016	$158,400	$41,241
40 Boulevard	80%	Chicago	Office	3/1/2016	9,850	—
Washington Commons	80%	Chicago	Office	3/1/2016	18,000	159
Rockland 360-372 Market	100%	Greater Boston	Retail	8/5/2016	3,625	975
6900 Riverport	90%	Louisville	Industrial	9/2/2016	5,400	1,120
Sunset Hills Road	100%	Washington, DC	Office	9/30/2016	18,600	—
Holbrook CVS Parcel	100%	Greater Boston	Retail	11/18/2016	6,200	2,165
Total 2016 dispositions					$220,075	$45,660

(1)	Riverport Industrial Portfolio included three properties.

Future Minimum Rentals
Future minimum base rental payments, which equal the cash basis of monthly contractual rent, owed to us from our tenants under the terms of non-cancelable operating and ground leases in effect as of December 31, 2017, excluding rental revenues from the potential renewal or replacement of existing leases and from future tenant reimbursement revenue, were as follows for the next five years and thereafter:

(in thousands)	Future Minimum Rentals
2018	$125,487
2019	122,632
2020	97,300
2021	83,226
2022	66,913
Thereafter	225,042
Total	$720,600
Rental Revenue and Depreciation and Amortization Expense
The following table summarizes straight-line rent adjustments, amortization recognized as an increase (decrease) to rental revenues from above-and below-market lease assets and liabilities, and real-estate related depreciation and amortization expense:

	For the Year Ended December 31,
(in thousands)	2017	2016	2015
Increase (Decrease) to Rental Revenue:
Straight-line rent adjustments	$1,855	$(1,263)	$(976)
Above-market lease amortization	(2,392)	(5,515)	(5,216)
Below-market lease amortization	5,395	6,050	6,029
Real Estate-Related Depreciation and Amortization:
Depreciation expense	$39,212	$39,808	$38,854
Intangible lease asset amortization	28,858	40,797	44,260

Real Estate Property Impairment
During the year ended December 31, 2017, we recorded a $1.1 million non-cash impairment charge related to a consolidated retail property located in the Greater Boston market. Prior to the disposition, we reevaluated the fair value of the property and determined that the net book value of the property exceeded the respective contract sales price less costs to sell the property, resulting in the impairment. The property was disposed of in May 2017.

During the year ended December 31, 2016, we recorded a total of $2.7 million of non-cash impairment charges related to two consolidated properties that we disposed of in 2016. The dispositions consisted of: an office property located in the Washington, DC market and an office property located in the Chicago market. Prior to the disposition of each property, we reevaluated the fair value of the property and determined that the net book value of the property exceeded the respective contract sales price less costs to sell the property, resulting in the impairment.
During the year ended December 31, 2015, we recorded a total of $8.1 million of non-cash impairment charges related to two consolidated properties that we disposed of in 2015. The dispositions consisted of: an office property located in the Chicago market and a retail property located in the Pittsburgh market. Prior to the disposition of each property, we reevaluated the fair value of the property and determined that the net book value of the property exceeded the respective contract sales price less costs to sell the property, resulting in the impairment.
We have determined that our impairments are non-recurring fair value measurements that fall within Level 3 of the fair value hierarchy. See “Note 2” for further discussion of the fair value hierarchy.

4. DEBT
Our debt is currently comprised of borrowings under our line of credit, term loans and mortgage notes. Borrowings under the non-recourse mortgage notes are secured by mortgages or deeds of trust and related assignments and security interests in collateralized and certain cross-collateralized properties, which are generally owned by single purpose entities. Two of our mortgage notes are currently partial recourse to us, for which we provide the following limited guaranties: (i) $0.4 million in connection with certain outstanding leasing costs, which will decrease as the costs are subsequently paid, and (ii) $3.9 million that is guaranteed until we meet a lender-specified percentage leased threshold at the collateralized property. Other than these limited guarantees, the assets and credit of each of our consolidated properties pledged as collateral for our mortgage notes are not available to satisfy our debt and obligations, unless we first satisfy the mortgages note payable on the respective underlying properties. A summary of our debt is as follows:

	Weighted-Average
	Effective Interest Rate as of			Balance as of
($ in thousands)	December 31, 2017	December 31, 2016	Maturity Date	December 31, 2017	December 31, 2016
Line of credit (1)	3.27%	2.28%	January 2019	$142,000	$236,000
Term loan (2)	3.25%	2.73%	January 2018	275,000	275,000
Term loan (3)	3.94%	3.79%	February 2022	200,000	200,000
Fixed-rate mortgage notes (4)	3.89%	4.95%	September 2021 - December 2029	123,794	290,970
Floating-rate mortgage notes (5)	3.88%	2.27%	January 2020 - August 2023	278,100	52,500
Total principal amount / weighted-average (6)	3.64%	3.42%		$1,018,894	$1,054,470
Less unamortized debt issuance costs				$(7,322)	$(6,295)
Add mark-to-market adjustment on assumed debt				536	626
Total debt, net				$1,012,108	$1,048,801

Gross book value of properties encumbered by debt				$590,542	$505,446

(1)
The effective interest rate is calculated based on the London Interbank Offered Rate ("LIBOR"), plus a margin ranging from 1.40% to 2.30%, depending on our consolidated leverage ratio. The weighted-average interest rate is the all-in interest rate, including the effects of interest swap agreements relating to approximately $12.1 million in borrowings under this line of credit as of December 31, 2016. There were no interest rate swap agreements relating to this line of credit as of December 31, 2017. As of December 31, 2017, the unused and available portions under the line of credit were approximately $258.0 million and $145.8 million, respectively. The line of credit is available for general business purposes including, but not limited to, refinancing of existing indebtedness and financing the acquisition of permitted investments, including commercial properties.

(2)
The effective interest rate is calculated based on LIBOR, plus a margin ranging from 1.35% to 2.20%, depending on our consolidated leverage ratio. The weighted-average interest rate is the all-in interest rate, including the effects of interest swap agreements relating to approximately $150.0 million in borrowings under this term loan. In January 2018, we exercised a one-year extension option on this term loan. This term loan is available for general business purposes including, but not limited to, refinancing of existing indebtedness and financing the acquisition of permitted investments, including commercial properties.

(3)
The effective interest rate is calculated based on LIBOR, plus a margin ranging from 1.65% to 2.55%, depending on our consolidated leverage ratio. The weighted-average interest rate is the all-in interest rate and is fixed through interest swap agreements. This term loan is available for general business purposes including, but not limited to, refinancing of existing indebtedness and financing the acquisition of permitted investments, including commercial properties.

(4)
Amount as of December 31, 2017 includes a $33.0 million floating-rate mortgage note that was subject to an interest rate spread of 1.60% over one-month LIBOR, which we have effectively fixed using an interest rate swap at 3.05% for the term of the borrowing.

(5)
The effective interest rate is calculated based on LIBOR plus a margin. As of December 31, 2017 and 2016, our floating rate mortgage notes were subject to a weighted-average interest rate spread of 2.31% and 1.65%, respectively.

(6)	The weighted-average remaining term of our borrowings was approximately 2.6 years as of December 31, 2017.

As of December 31, 2017, the principal payments due on our debt during each of the next five years and thereafter were as follows:

(in thousands)	Line of Credit (1)	Term Loan (2)	Mortgage Notes	Total
2018	$—	$275,000	$2,362	$277,362
2019	142,000	—	3,344	145,344
2020	—	—	229,088	229,088
2021	—	—	12,372	12,372
2022	—	200,000	3,246	203,246
Thereafter	—	—	151,482	151,482
Total	$142,000	$475,000	$401,894	$1,018,894

(1)	The term of the line of credit may be extended pursuant to a one-year extension option, subject to certain conditions.

(2)
The term of the $275.0 million term loan may be extended pursuant to two one-year extension options, subject to certain conditions. In January 2018, we exercised an option to extend this term loan for another year until January 31, 2019.

Debt Covenants
Our line of credit, term loans and mortgage note agreements contain various property-level covenants, including customary affirmative and negative covenants. In addition, the line of credit and term loan agreements contain certain corporate level financial covenants, including leverage ratio, fixed charge coverage ratio, and tangible net worth thresholds. We were in compliance with all debt covenants as of December 31, 2017.
Derivative Instruments
To manage interest rate risk for certain of our variable-rate debt, we use interest rate derivative instruments as part of our risk management strategy. These derivatives are designed to mitigate the risk of future interest rate increases by either providing a fixed interest rate or capping the variable interest rate for a limited, pre-determined period of time. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for us making fixed-rate payments over the life of the interest rate swap agreements without exchange of the underlying notional amount. Interest rate caps involve the receipt of variable amounts from a counterparty at the end of each period in which the interest rate exceeds the agreed fixed price. Interest rate caps are not designated as hedges. Certain of our variable-rate borrowings are not hedged, and therefore, to an extent, we have on-going exposure to interest rate movements.
The effective portion of the change in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive income (loss) (“AOCI”) on the consolidated balance sheets and is subsequently reclassified into earnings as interest expense for the period that the hedged forecasted transaction affects earnings, which is when the interest expense is recognized on the related debt. The ineffective portion of the change in fair value of the derivatives is recognized directly in earnings as other income and expense and totaled $0.2 million gain for the year ended December 31, 2017. There was no hedge ineffectiveness for the year ended December 31, 2016 and an insignificant amount for the year ended December 31, 2015. During the next 12 months, we estimate that approximately $1.9 million will be reclassified as an increase to interest expense related to effective interest rate swaps where the hedging instrument has been terminated.
The following table summarizes the location and fair value of our derivative instruments on our consolidated balance sheets:

			Fair Value
($ in thousands)	Number of Contracts	Notional Amount	Other Assets	Other Liabilities
December 31, 2017
Interest rate swaps (1)	11	$435,500	$4,043	$60
Interest rate caps	4	338,450	13	—
Total derivative instruments	15	$773,950	$4,056	$60
December 31, 2016
Interest rate swaps (1)	12	$447,600	$2,135	$2,777
Interest rate caps	—	—	—	—
Total derivative instruments	12	$447,600	$2,135	$2,777

(1)	Includes one interest rate swap with a notional amount of $52.5 million that will become effective in July 2018.

The following table presents the effect of our derivative instruments on our consolidated financial statements:

	For the Year Ended December 31,
(in thousands)	2017	2016	2015
Derivative Instruments Designated as Cash Flow Hedges
Gain (loss) recognized in AOCI (effective portion)	$1,509	$(204)	$(5,797)
Loss reclassified from AOCI into income (effective portion)	4,828	4,620	4,820
Net other comprehensive income	$6,337	$4,416	$(977)
Derivative Instruments Not Designated as Cash Flow Hedges
Loss recognized in income	$(119)	$—	$—

5. FAIR VALUE
We estimate the fair value of our financial instruments using available market information and valuation methodologies we believe to be appropriate for these purposes. Considerable judgment and a high degree of subjectivity are involved in developing these estimates and, accordingly, they are not necessarily indicative of amounts that we would realize upon disposition.
Fair Value Measurements on a Recurring Basis
The following table presents our financial instruments measured at fair value on a recurring basis:

				Total
(in thousands)	Level 1	Level 2	Level 3	Fair Value
December 31, 2017
Assets
Derivative instruments	$—	$4,056	$—	$4,056
Total assets measured at fair value	$—	$4,056	$—	$4,056
Liabilities
Derivative instruments	$—	$60	$—	$60
Total liabilities measured at fair value	$—	$60	$—	$60
December 31, 2016
Assets
Derivative instruments	$—	$2,135	$—	$2,135
Total assets measured at fair value	$—	$2,135	$—	$2,135
Liabilities
Derivative instruments	$—	$2,777	$—	$2,777
Total liabilities measured at fair value	$—	$2,777	$—	$2,777
As of December 31, 2017, we had no financial instruments that were transferred among the fair value hierarchy levels. We also had no non-financial assets or liabilities that were required to be measured at fair value on a recurring basis.
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Derivative Instruments. The derivative instruments are interest rate swaps. The interest rate swaps are standard cash flow hedges whose fair value is estimated using market-standard valuation models. Such models involve using market-based observable inputs, including interest rate curves. We incorporate credit valuation adjustments to appropriately reflect both our nonperformance risk and respective counterparty’s nonperformance risk in the fair value measurements, which we have concluded are not material to the valuation. Due to the interest rate swaps being unique and not actively traded, the fair value is classified as Level 2. See “Note 4” above for further discussion of our derivative instruments.

Nonrecurring Fair Value Measurements
As of December 31, 2017 and 2016, the fair values of cash and cash equivalents, tenant receivables, due from/to affiliates, accounts payable and accrued liabilities, and distributions payable approximate their carrying values because of the short-term nature of these instruments. The table below includes fair values for certain of our financial instruments for which it is practicable to estimate fair value. The carrying values and fair values of these financial instruments were as follows:

	As of December 31, 2017		As of December 31, 2016
	Carrying	Fair	Carrying	Fair
(in thousands)	Value (1)	Value	Value (1)	Value
Assets:
Debt related investments	$11,120	$11,250	$15,140	$15,784
Liabilities:
Line of credit	$142,000	$142,000	$236,000	$236,000
Term loans	475,000	475,000	475,000	475,000
Mortgage notes	401,894	401,579	343,470	343,566

(1)	The carrying amount reflects the principal amount outstanding.
In addition to the previously described methods and assumptions for the derivative instruments, the following are the methods and assumptions used to estimate the fair value of our other financial instruments:
Debt-Related Investments. The fair value of our debt-related investments is estimated using a discounted cash flow methodology. This method discounts estimated future cash flows using rates management determines best reflect current market interest rates that would be offered for loans with similar characteristics and credit quality. Credit spreads and market interest rates used to determine the fair value of these instruments are based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values.
Line of Credit. The fair value of the line of credit is estimated using discounted cash flow methods based on our estimate of market interest rates, which we have determined to be our best estimate of current market spreads over comparable term benchmark rates of similar instruments. Credit spreads relating to the underlying instruments are based on Level 3 inputs.
Term Loans. The fair value of each of the term loans is estimated using discounted cash flow methods based on our estimate of market interest rates, which we have determined to be our best estimate of current market spreads over comparable term benchmark rates of similar instruments. Credit spreads relating to the underlying instruments are based on Level 3 inputs.
Mortgage Notes. The fair value of each of our mortgage notes and other borrowings is estimated using discounted cash flow methods based on our estimate of market interest rates, which we have determined to be our best estimate of current market spreads over comparable term benchmark rates of similar instruments. Credit spreads relating to the underlying instruments are based on Level 3 inputs.

6. INCOME TAXES
We have concluded that there was no impact related to uncertain tax positions from our results of operations for the years ended December 31, 2017, 2016 and 2015. We had a gross deferred tax asset of approximately $4.9 million and $4.4 million as of December 31, 2017 and 2016, respectively, which is offset by a full valuation allowance. The U.S. is the major tax jurisdiction for us and the earliest tax year subject to examination by the taxing authority is 2013.

Distributions
Distributions to stockholders are characterized for federal income tax purposes as: (i) ordinary income; (ii) non-taxable return of capital; or (iii) long-term capital gain. Distributions that exceed our current and accumulated tax earnings and profits constitute a return of capital and reduce the stockholders’ basis in the common shares. To the extent that a distribution exceeds both current and accumulated earnings and profits and the stockholders’ basis in the common shares, the distributions will generally be treated as a gain from the sale or exchange of such stockholders’ common shares. Under the new tax laws effective January 1, 2018, all distributions (other than distributions designated as capital gain distributions and distributions traceable to distributions from a taxable REIT subsidiary) which are received by a pass-through entity or an individual, are eligible for a 20% deduction from gross income. This eligibility for a 20% deduction will expire as of 2025. At the beginning of each year, we notify our stockholders of the taxability of the distributions paid during the preceding year. The following unaudited table summarizes the information reported to investors regarding the taxability of distributions on common stock, as a percentage of total distributions, for the years ended December 31, 2017, 2016 and 2015.

	For the Year Ended December 31,
	2017	2016	2015
Ordinary income	50.01%	53.66%	81.01%
Non-taxable return of capital	—	46.34	18.99
Capital Gain	49.99	—	—
Total distributions	100.00%	100.00%	100.00%

7. STOCKHOLDERS’ EQUITY
Public Offering
As a net asset value (“NAV”)-based perpetual life REIT, we intend to conduct ongoing public primary offerings of our common stock on a perpetual basis. We also intend to conduct an ongoing distribution reinvestment plan offering for our stockholders to reinvest distributions in our shares. From time to time, we intend to file new registration statements on Form S-11 with the SEC to register additional shares of common stock so that we may continuously offer shares of common stock pursuant to Rule 415 under the Securities Act of 1933, as amended.
Currently, we have two registrations statements effective with the SEC. We have one registration statement for the offering of up to $1.0 billion in Class T, Class S, Class D and Class I shares of common stock, consisting of up to $750 million offered in the primary offering and up to $250.0 million offered under our distribution reinvestment plan. We may reallocate amounts between the primary offering and distribution reinvestment plan. As of December 31, 2017, $861.4 million remained unsold under this registration statement. We also have a separate registration statement for the offering of Class E shares under our distribution reinvestment plan. As of December 31, 2017, we had $29.0 million remaining unsold under this registration statement.
On January 19, 2018, we filed a new registration statement for the offering of up to $2.0 billion in Class T, Class S, Class D and Class I shares of common stock, consisting of up to $1.5 billion offered in the primary offering and up to $500.0 million offered under our distribution reinvestment plan. We may reallocate amounts between the primary offering and distribution reinvestment plan. This registration statement is not yet effective.
On September 1, 2017 (the “Restructuring Date”), we amended our charter and restructured our outstanding share classes as part of a broader restructuring (the "Restructuring"). As part of the Restructuring, we, among other things:

•	changed our outstanding unclassified shares of common stock (which, since 2012, we have referred to as “Class E” shares ) to a new formally designated class of Class E shares;

•	changed our outstanding Class A, Class W and Class I shares of common stock to Class T, Class D and a new version of Class I shares of common stock, respectively;

•	created a new class of common stock called Class S shares;

•	revised the classes of common stock that we offer in our ongoing primary public offering from Class A, Class W and Class I shares to Class T, Class S, Class D and a new version of Class I shares;

•	revised the compensation we pay to our dealer manager in connection with our public offerings;

•	revised the fees and reimbursements we pay to our Advisor;

•	changed the frequency of our NAV calculations from daily to monthly and made other changes to our valuation policies; and

•	adopted a new share redemption program that applies to all of our stockholders.

Whenever we refer to our share classes in these Notes with respect to dates prior to the Restructuring Date, we are referring to our shares under our prior share structure, and whenever we refer to our share classes in these Notes with respect to dates on or after the Restructuring Date, we are referring to our shares under our new share structure.
The Class T, Class S, Class D, Class I and Class E shares, all of which are collectively referred to herein as shares of common stock, generally have identical rights and privileges, including identical voting rights, but have differing fees that are payable on a class-specific basis. While gross distributions are the same for all share classes, the payment of class-specific fees results in different amounts of net distributions being paid with respect to each class of shares. In addition, as a result of the different ongoing fees and expenses allocable to each share class, each share class could have a different NAV per share. If the NAV of our classes are different, then changes to our assets and liabilities that are allocable based on NAV may also be different for each class.
A summary of our public offerings (including shares sold through the primary offering and distribution reinvestment plan (“DRIP”)), as of December 31, 2017, is as follows:

(in thousands)	Class T	Class S	Class D	Class I	Class E	Total
Amount of gross proceeds raised:
Primary offering	$6,387	$478	$10,790	$105,255	$—	$122,910
DRIP	837	—	925	13,962	33,394	49,118
Total offering	$7,224	$478	$11,715	$119,217	$33,394	$172,028

Number of shares sold:
Primary offering	832	64	1,449	14,144	—	16,489
DRIP	112	—	124	1,871	4,482	6,589
Total offering	944	64	1,573	16,015	4,482	23,078
Common Stock
The following table describes the changes in each class of common shares during each of the years ended December 31, 2017, 2016 and 2015:

	Class T	Class S	Class D	Class I	Class E	Total
(in thousands)	Shares	Shares	Shares	Shares	Shares	Shares
Balances as of December 31, 2014	1,187	N/A	1,117	13,028	163,068	178,400
Issuance of common stock:
Primary shares	511	—	693	10,135	—	11,339
Distribution reinvestment plan	28	—	22	426	2,447	2,923
Share-based compensation	—	—	—	618	—	618
Redemptions of common stock	(23)	—	(20)	(873)	(28,240)	(29,156)
Balances as of December 31, 2015	1,703	N/A	1,812	23,334	137,275	164,124
Issuance of common stock:
Primary shares	436	—	782	10,960	—	12,178
Distribution reinvestment plan	42	—	44	684	2,004	2,774
Share-based compensation	—	—	—	32	—	32
Redemptions of common stock	(180)	—	(367)	(971)	(26,954)	(28,472)
Balances as of December 31, 2016	2,001	N/A	2,271	34,039	112,325	150,636
Issuance of common stock:
Primary shares	134	64	267	2,181	—	2,646
Distribution reinvestment plan	63	—	73	1,036	1,934	3,106
Share-based compensation	—	—	—	(99)	—	(99)
Redemptions of common stock	(136)	—	(101)	(3,022)	(20,564)	(23,823)
Balances as of December 31, 2017	2,062	64	2,510	34,135	93,695	132,466

Distributions
Prior to the third quarter of 2017, distributions were paid on a quarterly basis and were calculated for each day the stockholder had been a stockholder of record during such quarter. Beginning with the third quarter of 2017, cash distributions have been paid on a monthly basis and are calculated as of monthly record dates. Cash distributions for stockholders who had elected to participate in our distribution reinvestment plan were reinvested into shares of the same class of our common stock as the shares to which the distributions relate.
The following table summarizes our distribution activity (including distributions to noncontrolling interests and distributions reinvested in shares of our common stock) for the quarters ended below:

	Amount
(in thousands, except per share data)	Declared per Common Share (1)	Paid in Cash (2)	Reinvested in Shares	Total Distributions
2017
March 31	$0.0900	$9,539	$5,076	$14,615
June 30	0.0900	9,327	4,920	14,247
September 30	0.0900	8,744	4,937	13,681
December 31	0.0900	8,373	4,775	13,148
Total		$35,983	$19,708	$55,691
2016
March 31	$0.0900	$10,870	$5,099	$15,969
June 30	0.0900	10,551	5,120	15,671
September 30	0.0900	10,164	5,264	15,428
December 31	0.0900	9,968	5,139	15,107
Total		$41,553	$20,622	$62,175

(1)	Amount reflects the total quarterly distribution rate, subject to adjustment for class-specific fees.

(2)
Includes other cash distributions consisting of: (i) distributions paid to OP Unit holders; (ii) regular distributions made to our former joint venture partners; and (iii) ongoing distribution fees paid to the Dealer Manager with respect to Class T, Class S and Class D shares. See “Note 9” for further detail regarding the ongoing distribution fees.

Redemptions and Repurchases
Below is a summary of redemptions and repurchases pursuant to our share redemption program and self-tender offers for the years ended December 31, 2017, 2016 and 2015. Our board of directors may modify, suspend or terminate our current share redemption programs if it deems such action to be in the best interest of our stockholders.

	For the Year Ended December 31,
(in thousands, except per share data)	2017	2016	2015
Number of shares requested for redemption or repurchase	23,823	49,491	91,388
Number of shares redeemed or repurchased	23,823	28,472	29,156
% of shares requested that were redeemed or repurchased	100.0%	57.5%	31.9%
Average redemption or repurchase price per share	$7.48	$7.37	$7.30

8. NONCONTROLLING INTERESTS
OP Units
As of December 31, 2017 and 2016, the Operating Partnership had issued OP Units to third-party investors, representing 7.9% and 7.4%, respectively, of limited partnership interests. Currently, all of the third-party investors own Class E OP Units, but we may in the future cause the Operating Partnership to issue Class T, Class S, Class D or Class I OP Units to third-party investors.

The following table summarizes the number of OP Units issued and outstanding to third-party investors:

	As of December 31,
(in thousands)	2017	2016
Number of OP Units issued and outstanding to third-party investors	11,292	12,048
Estimated maximum redemption value (unaudited)	$83,647	$91,200
Subject to certain restrictions and limitations, the holders of OP Units may redeem all or a portion of their OP Units for either: shares of the equivalent class of common stock, cash or a combination of both. If we elect to redeem OP Units for shares of our common stock, we will generally deliver one share of our common stock for each such OP Unit redeemed (subject to any redemption fees withheld), and such shares may, subsequently, only be redeemed for cash in accordance with the terms of our share redemption program. If we elect to redeem OP Units for cash, the cash delivered will equal the then-current NAV per unit of the applicable class of OP Units (subject to any redemption fees withheld), which will equal the then-current NAV per share of our corresponding class of shares. The following table summarizes the number of OP Units redeemed during the years presented below:

	For the Year Ended December 31,
(in thousands)	2017	2016	2015
Number of OP Units redeemed	756	760	360
Amount of OP Units redeemed	$5,643	$5,641	$2,652
The Operating Partnership’s net income and loss will generally be allocated to the general partner and the limited partners in accordance with the respective percentage interest in the OP Units issued by the Operating Partnership.
Joint Venture Partner Interests
Our noncontrolling interests held by third-party partners in our consolidated joint ventures totaled $2.5 million as of December 31, 2016. Our consolidated balance sheets, as of December 31, 2016, include $48.2 million, after accumulated depreciation and amortization, in consolidated real property variable interest entity investments related to these joint venture. We did not own any consolidated joint ventures as of December 31, 2017 as we had sold our remaining joint venture investments during the year.

9. RELATED PARTY TRANSACTIONS
We rely on Black Creek Diversified Property Advisors LLC (the “Advisor”), a related party, to manage our day-to-day activities and to implement our investment strategy pursuant to the terms of the twelfth amended and restated advisory agreement, effective as of September 1, 2017, by and among us, the Operating Partnership and the Advisor (the “Advisory Agreement”). The current term of the Advisory Agreement ends June 30, 2018, subject to renewals by our board of directors for an unlimited number of successive one-year periods. The Dealer Manager provides dealer manager services in connection with our public offerings pursuant to the terms of the third amended and restated dealer manager agreement, effective September 1, 2017 (the “Dealer Manager Agreement”) by and among us, the Advisor and Black Creek Capital Markets, LLC (the “Dealer Manager”). Black Creek Diversified Property Advisors Group LLC (the “Sponsor”), which owns the Advisor, is presently directly or indirectly majority owned by John A. Blumberg, James R. Mulvihill and Evan H. Zucker and/or their affiliates, and the Sponsor and the Advisor are jointly controlled by Messrs. Blumberg, Mulvihill and Zucker and/or their affiliates. The Dealer Manager is presently directly or indirectly majority owned, controlled and/or managed by Messrs. Blumberg, Mulvihill and/or Zucker and/or their affiliates. The Advisor and the Dealer Manager receive compensation from us in the form of fees and expense reimbursements for certain services relating to our public offerings and for the investment and management of our assets and our other activities and operations.
Advisory Agreement, Dealer Manager Agreement and Operating Partnership Agreement
The following is a description of the fees and expense reimbursements payable to the Advisor and the Dealer Manager. This summary does not purport to be a complete summary of the Advisory Agreement; the Dealer Manager Agreement; and the limited partnership agreement of the Operating Partnership (the “Operating Partnership Agreement”), and is qualified in its entirety by reference to such agreements, which are incorporated by reference as exhibits to this Annual Report on Form 10-K.
Selling Commissions, Dealer Manager Fees and Distribution Fees. The Dealer Manager is entitled to receive upfront selling commissions with respect to Class T and Class S shares sold in the primary offering and dealer manager fees with respect to Class T shares sold in the primary offering. The upfront selling commissions and dealer manager fees are calculated as a percentage of the transaction price (generally equal to the most recent monthly NAV per share) at the time of purchase of such shares. All or a portion of the upfront selling commissions and dealer manager fees will be retained by, or reallowed to, participating broker dealers. In addition, the Dealer Manager is entitled to receive ongoing distribution fees based on the NAV of all outstanding Class T, Class S and Class D shares, including shares issued under our distribution reinvestment plan. The distribution fees will be payable monthly in arrears and will be paid on a continuous basis from year to year. The Dealer Manager will reallow all or a portion of the distribution fees to participating broker dealers and broker dealers servicing accounts of investors who own Class T, Class S, and/or Class D shares. The following table details the selling commissions, dealer manager fees and distribution fees applicable for each share class.

	Class T	Class S	Class D	Class I
Selling commissions (as % of transaction price)	up to 3.00%	up to 3.50%	—%	—%
Dealer manager fees (as % of transaction price)	0.50%	—%	—%	—%
Distribution fees (as % of NAV per annum)	0.85%	0.85%	0.25%	—%
We will cease paying the distribution fees with respect to individual Class T, Class S and Class D shares when they are no longer outstanding, including as a result of a conversion to Class I shares. Each Class T, Class S or Class D share held within a stockholder’s account shall automatically and without any action on the part of the holder thereof convert into a number of Class I shares at the applicable conversion rate on the earliest of: (i) a listing of any shares of our common stock on a national securities exchange; (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets; and (iii) the end of the month in which the Dealer Manager, in conjunction with our transfer agent, determines that the total upfront selling commissions, upfront dealer manager fees and ongoing distribution fees paid with respect to all shares of such class held by such stockholder within such account (including shares purchased through the distribution reinvestment plan or received as stock dividends) equals or exceeds 8.75% (or a lower limit set forth in any applicable agreement between the Dealer Manager and a participating broker dealer, provided that the Dealer Manager advises our transfer agent of the lower limit in writing) of the aggregate purchase price of all shares of such class held by such stockholder within such account and purchased in a primary offering.
Additional Underwriting Compensation and Primary Dealer Fee. We pay directly, or reimburse the Advisor and the Dealer Manager if they pay on our behalf, certain additional items of underwriting compensation, including legal fees of the Dealer Manager, costs reimbursement for registered representatives of participating broker-dealers to attend educational conferences sponsored by us or the Dealer Manager, attendance fees for registered persons associated with the Dealer Manager to attend seminars conducted by participating broker-dealers, and promotional items. In addition to this additional underwriting compensation, the Advisor may also pay the Dealer Manager additional amounts to fund certain of the Dealer Manager’s costs and expenses related to the distribution of our public offering, which will not be reimbursed by us. Also, the Dealer Manager may pay supplemental fees or commissions to participating broker-dealers and servicing broker-dealers with respect to Class I shares sold in the primary offering, which will not be reimbursed by us. Through June 30, 2017, we paid to the Dealer Manager primary dealer fees in the amount of 5.0% of the gross proceeds raised from certain sales of Class I shares in the primary offering. We currently do not intend to pay additional primary dealer fees in our public offerings.
Organization and Offering Expense Reimbursement. We pay directly or reimburse the Advisor and the Dealer Manager if they pay on our behalf, any issuer organization and offering expenses (meaning organization and offering expenses other than underwriting compensation) as and when incurred. After the termination of the primary offering and again after termination of the offering under our distribution reinvestment plan, the Advisor has agreed to reimburse us to the extent that total cumulative organization and offering expenses (including underwriting compensation) that we incur exceed 15% of our gross proceeds from the applicable offering.
Advisory Fee and Operating Expense Reimbursement. The advisory fee consists of a fixed component and a performance component. The fixed component of the advisory fee includes a fee that will be paid monthly to the Advisor for asset management services provided to on our behalf. The following table details the fixed component of the advisory fee:

Fixed Component
% of applicable monthly NAV per Fund Interest (as defined below) x the weighted-average number of Fund Interests for such month (per annum)	1.10%
% of consideration received by us or our affiliates for selling interests in DST Properties to third-party investors, net of up-front fees and expense reimbursements payable out of gross sale proceeds from the sale of such interests (1)	1.10%

(1)
We, through the Operating Partnership, have a program to raise capital in private placements exempt from registration under the Securities Act of 1933, as amended, through the sale of beneficial interests in specific Delaware statutory trusts holding real properties, including properties currently indirectly owned by the Operating Partnership (the “DST Program”). Under the DST Program, each private placement will offer interests in one or more real properties placed into one or more Delaware statutory trust(s) by the Operating Partnership or its affiliates (“DST Properties”).

The performance component of the advisory fee is a performance based amount that will be paid to the Advisor. This amount is calculated on the basis of the overall investment return provided to holders of Fund Interests (i.e., our outstanding shares and OP Units held by third-party investors) in any calendar year such that the Advisor will receive the lesser of (1) 12.5% of (a) the annual total return amount less (b) any loss carryforward, and (2) the amount equal to (x) the annual total return amount, less (y) any loss carryforward, less (z) the amount needed to achieve an annual total return amount equal to 5% of the NAV per Fund Interest at the beginning of such year (the “Hurdle Amount”). The foregoing calculations are calculated on a per Fund Interest basis and multiplied by the weighted-average Fund Interests outstanding during the year. In no event will the performance component of the advisory fee be less than zero. Accordingly, if the annual total return amount exceeds the Hurdle Amount plus the amount of any loss carryforward, then the Advisor will earn a performance component equal to 100% of such excess, but limited to 12.5% of the annual total return amount that is in excess of the loss carryforward. The “annual total return amount” referred to above means all distributions paid or accrued per Fund Interest plus any change in NAV per Fund Interest since the end of the prior calendar year, adjusted to exclude the negative impact on annual total return resulting from our payment or obligation to pay, or distribute, as applicable, the performance component of the advisory fee as well as ongoing distribution fees (i.e., our ongoing class-specific fees).The “loss carryforward” referred to above will track any negative annual total return amounts from prior years and offset the positive annual total return amount for purposes of the calculation of the performance component of the advisory fee. The loss carryforward is zero as of December 31, 2017. Additionally, the Advisor will provide us with a waiver of a portion of its fees generally equal to the amount of the performance component that would have been payable with respect to the Class E shares and the Series 1 Class E OP Units held by third parties until the NAV of such shares or units exceeds $10.00 a share or unit, the benefit of which will be shared among all holders of Fund Interests. As of December 31, 2017, all of the Class E OP Units issued and outstanding to third-party investors are Series 1 Class E OP Units. Refer to “Note 8” for detail regarding the Class E OP Units.
Subject to certain limitations, we reimburse the Advisor or its affiliates for all of the costs they incur in connection with the services they provide to us under the Advisory Agreement, including, without limitation, our allocable share of the Advisor’s overhead, which includes but is not limited to the Advisor’s rent paid to both third parties and affiliates of the Advisor, utilities and personnel costs; provided, that we will not reimburse the Advisor or its affiliates for services for which the Advisor or its affiliates are entitled to compensation in the form of a separate fee, and commencing as of September 1, 2017, we will not reimburse the Advisor for compensation it pays to our named executive officers.
Fees from Other Services. We retain certain of the Advisor’s affiliates, from time to time, for services relating to our investments or our operations, which may include property management services, leasing services, corporate services, statutory services, transaction support services, construction and development management, and loan management and servicing, and within one or more such categories, providing services in respect of asset and/or investment administration, accounting, technology, tax preparation, finance, treasury, operational coordination, risk management, insurance placement, human resources, legal and compliance, valuation and reporting-related services, as well as services related to mortgage servicing, group purchasing, healthcare, consulting/brokerage, capital markets/credit origination, property, title and/or other types of insurance, management consulting and other similar operational matters. Any fees paid to the Advisor’s affiliates for any such services will not reduce the advisory fees. Per the terms of the agreement, any such arrangements will be at market rates or a reimbursement of costs incurred by the affiliate in providing the services.
Private Placements of Delaware Statutory Trust Interests
We have a program to raise capital through private placement offerings by selling beneficial interests in specific Delaware statutory trusts holding real properties, including properties currently indirectly owned by the Operating Partnership (the “DST Program”). These private placement offerings are exempt from registration requirements pursuant to Section 4(a)(2) of the Securities Act. Under the DST Program, each private placement offers interests in one or more real properties placed into one or more Delaware statutory trust(s) by the Operating Partnership or its affiliates. We anticipate that these interests may serve as replacement properties for investors seeking to complete like-kind exchange transactions under Section 1031 of the Code. Additionally, the underlying interests of properties sold to investors pursuant to such private placements will be leased-back by an indirect wholly owned subsidiary of the Operating Partnership on a long term basis of up to 29 years. The lease agreements are expected to be fully guaranteed by the Operating Partnership. Additionally, the Operating Partnership will retain a fair market value purchase option giving it the right, but not the obligation, to acquire the interests from the investors at a later time in exchange for partnership units in the Operating Partnership (“OP Units”). As of December 31, 2017, we had sold approximately $12.1 million in interests related to the DST Program, which we include in other liabilities on the consolidated balance sheets.

DST Program Dealer Manager Fees. In connection with the DST Program, Black Creek Exchange LLC (“BCX”), a wholly owned subsidiary of our taxable REIT subsidiary that is wholly owned by the Operating Partnership, entered into a dealer manager agreement with the Dealer Manager, pursuant to which the Dealer Manager agreed to conduct the private placements for interests reflecting an indirect ownership of up to $500.0 million of interests. BCX will pay certain up-front fees and reimburse certain related expenses to the Dealer Manager with respect to capital raised through any such private placements. BCX is obligated to pay the Dealer Manager a dealer manager fee of up to 1.5% of gross equity proceeds raised and a commission of up to 5.0% of gross equity proceeds raised through the private placements. The Dealer Manager may re-allow such commissions and a portion of such dealer manager fee to participating broker dealers.
In addition, we, or our subsidiaries, are obligated to pay directly or reimburse the Advisor and the Dealer Manager if they pay on our behalf, any issuer organization and offering expenses (other than selling commissions and the dealer manager fee) as and when incurred. These expenses may include reimbursements for the bona fide due diligence expenses of participating broker-dealers, supported by detailed and itemized invoices, and similar diligence expenses of investment advisers, legal fees of the Dealer Manager, reimbursements for customary travel, lodging, meals and reasonable entertainment expenses of registered persons associated with the Dealer Manager, the cost of educational conferences held by us, including costs reimbursement for registered persons associated with the Dealer Manager and registered representatives of participating broker-dealers to attend educational conferences sponsored by us or the Dealer Manager, attendance fees and costs reimbursement for registered persons associated with the Dealer Manager to attend seminars conducted by participating broker-dealers, and promotional items.
We intend to recoup the costs of the selling commissions and dealer manager fees described above through a purchase price “mark-up” of the initial estimated fair value of the DST Properties to be sold to investors, thereby placing the economic burden of these up-front fees on the investors purchasing such interests. In addition, to offset some or all of our organization and offering expenses associated with the private placements, we may add a purchase price mark-up of the estimated fair value of the DST Properties to be sold to investors in the amount of 1.5% of the gross equity proceeds. Collectively, these purchase price mark-ups total up to 9.25% of the gross equity proceeds raised in the private placements. Additionally, we will be paid, by investors purchasing interests, a non-accountable reimbursement equal to 1.0% of gross equity proceeds for real estate transaction costs that we expect to incur in selling or buying these interests. Also, investors purchasing interests will be required to pay their own respective closing costs upon the initial sale of the interests.
DST Manager Fees. BC Exchange Manager LLC (the “DST Manager”), a wholly owned subsidiary of the Operating Partnership, is engaged to act as the manager of each Delaware statutory trust holding a DST Property, but will assign all of its rights and obligations as manager (including fees and reimbursements received) to an affiliate of the Advisor or a subsidiary thereof. While the intention is to sell 100% of the interests to third parties, BCX may hold an interest for a period of time and therefore could be subject to the following description of fees and reimbursements paid to the DST Manager. The DST Manager will have primary responsibility for performing administrative actions in connection with the trust and any DST Property and has the sole power to determine when it is appropriate for a trust to sell a DST Property. The DST Manager will be entitled to the following payments from the trust: (i) a management fee equal to a stated percentage of the gross rents payable to the trust, with such amount to be set on a deal-by-deal basis, (ii) a disposition fee of 1.0% of the gross sales price of any DST Property sold to a third party, and (iii) reimbursement of certain expenses associated with the establishment, maintenance and operation of the trust and DST Properties. Additionally, the DST Manager or its affiliate may earn a 1.0% loan fee for any financing arrangement sourced, negotiated and executed in connection with the DST Program. Furthermore, to the extent that the Operating Partnership exercises its fair market value purchase option to acquire the interests from the investors at a later time in exchange for OP Units, and such investors subsequently submit such OP Units for redemption pursuant to the terms of our Operating Partnership, a redemption fee of 1.5% of the amount otherwise payable to a limited partner upon redemption will be paid to an affiliate of the Sponsor.
Product Specialist
Pursuant to a product specialist agreement with BCG TRT Advisors LLC (“BCG TRT Advisors”), BCG TRT Advisors provides advisory services related to our investments in real estate securities. Pursuant to this agreement, a portion of the fixed component of the advisory fee that the Advisor receives from us (as described above) related to investments in real estate securities is reallowed to BCG TRT Advisors in exchange for the services provided.

Summary of Fees and Expenses
The following table summarizes the fees and expenses incurred by us for services provided by the Advisor and its affiliates, and by the Dealer Manager related to the services described above, and any related amounts payable:

	For the Year Ended December 31,			Payable as of December 31,
(in thousands)	2017	2016	2015	2017	2016
Upfront selling commissions	$34	$100	$114	$—	$—
Dealer manager fees (1)(2)	306	381	258	—	38
Ongoing distribution fees (2)	108	70	50	15	6
Primary dealer fee	—	3,465	2,540	—	—
Advisory fees (3)	13,191	14,857	17,083	954	1,236
Advisory fees related to the disposition of real properties (4)	1,763	2,140	4,962	—	—
Other expense reimbursements—Advisor (5)(6)	8,393	8,368	9,008	1,988	2,187
Other expense reimbursements—Dealer Manager	401	377	441	—	—
Development management fee (7)	—	31	88	—	—
DST Program advisory fees	94	—	—	—	—
DST Program selling commissions	466	117	—	—	—
DST Program dealer manager fees	143	38	—	—	—
DST Program other reimbursements—Dealer Manager	137	19	—	—	—
Total	$25,036	$29,963	$34,544	$2,957	$3,467

(1)	Includes upfront dealer manager fees, as well as ongoing dealer manager fees that were paid under the Dealer Manager Agreement in effect prior to September 1, 2017.

(2)
The distribution fees accrue daily and are payable monthly in arrears. Additionally, we accrue for future estimated amounts payable related to ongoing distribution fees. The future estimated amounts payable of approximately $1.9 million and $3.9 million as of December 31, 2017 and 2016, respectively, are included in other liabilities on the consolidated balance sheets. Prior to September 1, 2017, the future estimated amounts payable included ongoing dealer manager fees.

(3)
Amounts for the years December 31, 2017, 2016 and 2015 include approximately $0.7 million, $1.1 million and $1.1 million, respectively, that we were not obligated to pay in consideration of the issuance of Company RSUs to the Advisor. See “Advisor RSU Agreements” below for more detail.

(4)
Amounts for the years December 31, 2017, 2016 and 2015 include approximately $1.7 million, $1.9 million and $4.8 million, respectively, in gain on sale of real property on the consolidated statements of income. For the year ended December 31, 2017, we paid the Advisor approximately $1.4 million in consideration for disposition services rendered prior to September 1, 2017 and for which the Advisor had not otherwise been paid a fee, approximately $1.2 million of which is included in gain on sale of real property on the consolidated statements of income and approximately $0.2 million remains deferred in other assets on the consolidated balance sheets until the occurrence of future dispositions. Additionally, amounts include approximately $45,000, $265,000 and $125,000 paid to the Advisor for advisory fees associated with the disposition of real properties during the years ended December 31, 2017, 2016 and 2015, respectively, which are included in impairment of real estate property on the consolidated statements of income. Pursuant to the Advisory Agreement, effective September 1, 2017, the Advisor no longer receives disposition fees.

(5)
Amounts include approximately $6.6 million, $6.8 million and $7.3 million for the years ended December 31, 2017, 2016 and 2015, respectively, related to the reimbursement of a portion of the salary, bonus and benefits for employees of the Advisor, including our named executive officers, for services provided to us for which the Advisor does not otherwise receive a separate fee. A portion of compensation received by certain employees of the Advisor and its affiliates may be in the form of a restricted stock grant awarded by us. We show these as reimbursements to the Advisor to the same extent that we recognize the related share-based compensation on our consolidated statements of income. The balance of such reimbursements is made up primarily of other general overhead and administrative expenses, including, but not limited to, allocated rent paid to both third parties and affiliates of the Advisor, equipment, utilities, insurance, travel and entertainment, and other costs, which are included in general and administrative expenses on the consolidated statements of income. As of the Restructuring Date, we no longer reimburse salary, bonus and benefits of our named executive officers. However, we will reimburse the Advisor for bonuses of our named executive offers for services provided to us prior to the Restructuring Date upon the final determination and payment of such bonuses to our named executive officers during the first quarter of 2018.

(6)	Includes costs reimbursed to the Advisor related to the DST Program.

(7)	Pursuant to the Advisory Agreement, effective September 1, 2017, the Advisor no longer receives a development management fee.

Equity Incentive Plans
Our equity incentive plans provide for the potential granting of cash-based awards and stock-based awards, including stock options, stock appreciation rights, restricted stock, and stock units to our employees (if we have any in the future), our independent directors, employees of the Advisor or its affiliates, other advisors and consultants of ours and of the Advisor selected by the plan administrator for participation in the equity incentive plans, and any prospective director, officer, employee, consultant, or advisor of the Company and the Advisor. Any such stock-based awards, including stock options, stock appreciation rights, restricted stock, and stock units, if granted, will provide for exercise prices, where applicable, that are not less than the fair market value of shares of our common stock on the date of the grant.
At each annual meeting of stockholders the independent directors automatically, upon election, receive an award, pursuant to our equity incentive plans, of $10,000 in RSUs with respect to Class I shares of our common stock, with the number of RSUs based on the NAV per Class I share as of the end of the day of the annual meeting.
Advisor RSU Agreements
Pursuant to the terms of Restricted Stock Unit Agreements with the Advisor (the “Advisor RSU Agreements”), we have granted restricted stock units (“Company RSUs”) to the Advisor in exchange for certain advisory fee and expense reimbursement offsets. No additional grants are scheduled at this time. Each Company RSU will, upon vesting, be settled in one share of our Class I common stock. The Company RSUs are subject to specified vesting and settlement provisions and, upon settlement in Class I shares of our common stock, require offsets of advisory fees and expenses otherwise payable by us to the Advisor based on a value of the NAV per Class I share on the grant date of the applicable Company RSU. As of December 31, 2017, approximately 0.5 million of the Class I shares that were issued upon settlement of Company RSUs have been used for fee offset over the past four years. These Company RSUs are expected to be reallowed by the Advisor to its senior management.
The purposes of the Advisor RSU Agreements are to promote an alignment of interests among our stockholders, the Advisor and the personnel of the Advisor and its affiliates, and to promote retention of the personnel of the Advisor and its affiliates. The Advisor has entered into agreements to redistribute substantially all of the Class I shares acquired through Company RSUs to senior level employees of the Advisor and its affiliates that provide services to us, although the terms of such redistributions (including the timing, amount and recipients) remain solely in the discretion of the Advisor.
The table below summarizes the unvested Company RSUs as of December 31, 2017:

(in thousands, except per share data)	Grant Date	Vesting Dates	Number of Unvested Shares	Grant Date NAV per Class I Share
Company RSUs	2/25/2015	4/13/2018	66	$7.18
Company RSUs	2/4/2016	4/15/2019	57	7.41
Total / weighted average			123	$7.29
On each vesting date, an offset amount will be calculated and deducted on a pro rata basis over the next 12 months from the cash payments otherwise due and payable to the Advisor under our then-current Advisory Agreement for any fees or expense reimbursements. Each offset amount will equal the number of Company RSUs vesting on such date multiplied by the grant-date NAV per Class I share. For each Company RSU, the offset amount will always be calculated based on the grant-date NAV per Class I share, even beyond the initial grant and vesting dates. At the end of each 12-month period following each vesting date, if the offset amount has not been fully realized by offsets from the cash payments otherwise due and payable to the Advisor under the Advisory Agreement, the Advisor will promptly pay any shortfall to us.
The Advisor RSU Agreements will automatically terminate upon termination or non-renewal of the Advisory Agreement, by any party for any reason. In addition, upon a change in control of us, then either the Advisor or we may immediately terminate the Advisor RSU Agreements. Further, the Advisor may immediately terminate the Advisor RSU Agreements if we exercise certain rights under the Advisor RSU Agreements to replace the Company RSUs with another form of compensation. Upon termination of the Advisor RSU Agreements, the Advisor will promptly pay any unused offset amounts to us or, at the Advisor’s election, return Class I shares in equal value based on the Class I NAV as of the date of termination of the Advisor RSU Agreements. In addition, upon termination of the Advisor RSU Agreements, all unvested Company RSUs will be forfeited except that, unless the Advisor RSU Agreements were terminated at the election of the Advisor following a change in control of us or as a result of a premature termination of the Advisory Agreement at our election for cause (as defined in the Advisory Agreement) or upon the bankruptcy of the Advisor, then following such forfeiture of Company RSUs, the Advisor will have the right to acquire from us the number of Class I shares equal to the number of Company RSUs forfeited, in return for a purchase price equal to such number of Class I shares multiplied by the grant-date NAV per Class I share. The Advisor must notify us of its election to exercise the foregoing acquisition right within 30 days following the termination of the Advisor RSU Agreements, and the parties will close the transaction within 60 days following the termination of the Advisor RSU Agreements.

If our board of directors declares and we pay a cash dividend on Class I shares for any period in which the Company RSUs are outstanding (regardless of whether such Company RSUs are then vested), the Advisor will be entitled to dividend equivalents with respect to that cash dividend equal to the cash dividends that would have been payable on the same number of Class I shares as the number of Company RSUs subject to the Advisor RSU Agreements had such Class I shares been outstanding during the same portion of such period as the Company RSUs were outstanding. Any such dividend equivalents may be paid in cash or Class I shares, at the Advisor’s election.
Transactions with Affiliates
We initially contributed $2,000 into the Operating Partnership in exchange for 200 OP Units, representing the sole general partner interest in the Operating Partnership. Subsequently, we contributed 100% of the gross proceeds received from our public offerings of common stock to the Operating Partnership in exchange for OP Units representing our interest as a limited partner of the Operating Partnership. As of December 31, 2017 and 2016, we held a 92.1% and 92.6%, respectively, limited partnership interest in the Operating Partnership. The remaining limited partnership interests in the Operating Partnership are held by third-party investors, which are classified as noncontrolling interests on the consolidated balance sheets. See “Note 8” for detail regarding our noncontrolling interests.

10. NET INCOME PER COMMON SHARE
The computation of our basic and diluted net income per share attributable to common stockholders is as follows:

	For the Year Ended December 31,
(in thousands, except per share data)	2017	2016	2015
Net income attributable to common stockholders—basic	$72,216	$49,976	$124,255
Net income attributable to OP Units	6,117	3,883	8,632
Net income attributable to common stockholders—diluted	$78,333	$53,859	$132,887
Weighted-average shares outstanding—basic	142,349	159,648	175,938
Incremental weighted-average shares effect of conversion of OP Units	11,807	12,398	12,851
Weighted-average shares outstanding—diluted	154,156	172,046	188,789
Net income per share attributable to common stockholders:
Basic	$0.51	$0.31	$0.70
Diluted	$0.51	$0.31	$0.70

11. COMMITMENTS AND CONTINGENCIES
We and the Operating Partnership are not presently involved in any material litigation nor, to our knowledge, is any material litigation threatened against us or our investments.
Environmental Matters
A majority of the properties we acquire are subject to environmental reviews either by us or the previous owners. In addition, we may incur environmental remediation costs associated with certain land parcels we may acquire in connection with the development of the land. We have acquired certain properties in urban and industrial areas that may have been leased to or previously owned by commercial and industrial companies that discharged hazardous materials. We may purchase various environmental insurance policies to mitigate our exposure to environmental liabilities. We are not aware of any environmental liabilities that we believe would have a material adverse effect on our business, financial condition, or results of operations as of December 31, 2017.

12. SEGMENT FINANCIAL INFORMATION
Our three reportable segments are retail, office and industrial. Factors used to determine our reportable segments include the physical and economic characteristics of our properties and the related operating activities. Our chief operating decision makers rely primarily on net operating income to make decisions about allocating resources and assessing segment performance. Net operating income is the key performance metric that captures the unique operating characteristics of each segment. Items that are not directly assignable to a segment, such as certain corporate items, are not allocated but reflected as reconciling items.

The following table sets forth the financial results by segment for the years ended December 31, 2017, 2016 and 2015:

(in thousands)	Office	Retail	Industrial	Corporate	Consolidated
2017
Rental revenues	$108,305	$81,871	$6,342	$—	$196,518
Rental expenses	(44,520)	(20,388)	(1,624)	—	(66,532)
Net operating income	$63,785	$61,483	$4,718	$—	$129,986
Real estate-related depreciation and amortization	$41,283	$24,216	$2,571	$—	$68,070
Total assets	$775,917	$705,696	$58,657	$67,836	$1,608,106
2016
Rental revenues	$126,782	$82,372	$6,073	$—	$215,227
Rental expenses	(42,482)	(21,355)	(1,750)	—	(65,587)
Net operating income	$84,300	$61,017	$4,323	$—	$149,640
Real estate-related depreciation and amortization	$50,996	$26,142	$2,967	$—	$80,105
Total assets	$825,961	$827,799	$57,651	$72,317	$1,783,728
2015
Rental revenues	$137,204	$72,402	$8,672	$—	$218,278
Rental expenses	(39,763)	(17,910)	(1,917)	—	(59,590)
Net operating income	$97,441	$54,492	$6,755	$—	$158,688
Real estate-related depreciation and amortization	$59,482	$20,710	$2,922	$—	$83,114
Total assets	$1,027,132	$785,854	$61,231	$86,674	$1,960,891
We consider net operating income to be an appropriate supplemental performance measure and believe net operating income provides useful information to our investors regarding our financial condition and results of operations because net operating income reflects the operating performance of our properties and excludes certain items that are not considered to be controllable in connection with the management of the properties, such as real estate-related depreciation and amortization, general and administrative expenses, advisory fees, acquisition expenses, impairment charges, interest expense, gains on sale of properties, other income and expense, gains and losses on the extinguishment of debt and noncontrolling interests. However, net operating income should not be viewed as an alternative measure of our financial performance since it excludes such items, which could materially impact our results of operations. Further, our net operating income may not be comparable to that of other real estate companies, as they may use different methodologies for calculating net operating income. Therefore, we believe net income, as defined by GAAP, to be the most appropriate measure to evaluate our overall financial performance.
The following table is a reconciliation of our reported net income attributable to common stockholders to our net operating income for the years ended December 31, 2017, 2016 and 2015.

	For the Year Ended December 31,
(in thousands)	2017	2016	2015
Net income attributable to common stockholders	$72,216	$49,976	$124,255
Debt-related income	(828)	(943)	(6,922)
Real estate depreciation and amortization expense	68,070	80,105	83,114
General and administrative expenses	9,235	9,450	10,720
Advisory fees, related party	13,285	14,857	17,083
Acquisition expenses	—	667	2,644
Impairment of real estate property	1,116	2,677	8,124
Other income (expense)	462	(2,207)	(2,192)
Interest expense	42,305	40,782	47,508
(Gain) loss on extinguishment of debt and financing commitments	—	(5,136)	1,168
Gain on sale of real property	(83,057)	(45,660)	(134,218)
Net income attributable to noncontrolling interests	7,182	5,072	7,404
Net operating income	$129,986	$149,640	$158,688

13. QUARTERLY FINANCIAL DATA (UNAUDITED)
Selected quarterly financial data is as follows:

	For the Quarter Ended
(in thousands, except per share data)	March 31	June 30	September 30	December 31
2017
Total revenues	$52,739	$50,265	$49,672	$44,670
Total operating expenses	$(41,119)	$(41,950)	$(40,477)	$(34,692)
Other (expenses) income	$(9,793)	$100	$(11,340)	$61,323
Net income (loss)	$1,827	$8,415	$(2,145)	$71,301
Net income (loss) attributable to common stockholders	$1,661	$6,805	$(1,960)	$65,710
Net income (loss)—basic and diluted common share (1)	$0.01	$0.05	$(0.01)	$0.49

2016
Total revenues	$55,782	$52,939	$53,493	$53,956
Total operating expenses	$(43,177)	$(42,313)	$(44,567)	$(43,286)
Other income (expenses)	$35,633	$(10,491)	$(5,608)	$(7,313)
Net income	$48,238	$135	$3,318	$3,357
Net income attributable to common stockholders	$43,782	$117	$2,965	$3,112
Net income—basic and diluted common share (1)	$0.27	$—	$0.02	$0.02

(1)
Quarterly net income per common share amounts do not total the annual net income per common share amount due to changes in the number of weighted-average shares outstanding calculated on a quarterly and annual basis and included in the net income per share calculation.

BLACK CREEK DIVERSIFIED PROPERTY FUND INC.
SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2017

				Initial Cost to Company				Gross Amount Carried at December 31, 2017
($ in thousands)	Location	No. of Buildings	Debt (1)	Land	Buildings and Improvements (2)	Total Costs	Cost Capitalized or Adjustments Subsequent to Acquisition (4)	Land	Buildings and Improvements (2)	Total Costs (3, 4)	Accumulated Depreciation (4, 5)	Acquisition Date	Depreciable Life (Years)
Office properties:
Bala Pointe	Bala Cynwyd, PA	1	$—	$10,115	$27,516	$37,631	$9,680	$10,115	$37,196	$47,311	$15,539	8/28/2006	1-40
1300 Connecticut	Washington, DC	1	52,500	25,177	41,250	66,427	4,865	25,177	46,115	71,292	23,170	3/10/2009	2-40
655 Montgomery	San Francisco, CA	1	98,600	32,632	83,678	116,310	8,861	32,632	92,539	125,171	17,935	11/7/2013	1-40
1st Avenue Plaza	Denver, CO	2	—	15,713	65,252	80,965	2,902	15,713	68,154	83,867	12,551	8/22/2014	1-40
Rialto	Austin, TX	2	—	5,094	32,652	37,746	1,813	5,094	34,465	39,559	6,061	1/15/2015	1-40
CityView	Austin, TX	2	—	4,606	65,250	69,856	2,650	4,606	67,900	72,506	9,880	4/24/2015	1-40
Joyce Blvd	Fayetteville, AR	1	—	2,699	8,996	11,695	773	2,699	9,769	12,468	3,547	9/28/2007	10-40
Eden Prairie	Eden Prairie, MN	1	—	3,538	25,865	29,403	125	3,538	25,990	29,528	8,676	10/3/2008	5-40
Austin-Mueller Healthcare	Austin, TX	1	—	2,663	42,315	44,978	6	2,663	42,321	44,984	14,594	12/23/2008	11-40
Campus Road Office Center	Princeton, NJ	1	—	5,302	45,773	51,075	300	5,302	46,073	51,375	15,094	11/3/2009	5-40
Preston Sherry Plaza	Dallas, TX	1	33,000	7,500	22,303	29,803	9,069	7,500	31,372	38,872	12,847	12/16/2009	1-40
3 Second Street	Jersey City, NJ	1	127,000	16,800	193,742	210,542	22,305	16,800	216,047	232,847	90,063	6/25/2010	3-40
Park Place	Dublin, CA	1	—	8,400	136,797	145,197	7,766	8,400	144,563	152,963	67,424	6/25/2010	7-40
Venture Corporate Center	Hollywood, FL	3	—	10,961	34,151	45,112	909	10,961	35,060	46,021	7,551	8/6/2015	1-40
Bank of America Tower	Boca Raton, FL	1	—	5,030	30,917	35,947	(198)	5,030	30,719	35,749	3,666	12/11/2015	1-40
Total office properties		20	$311,100	$156,230	$856,457	$1,012,687	$71,826	$156,230	$928,283	$1,084,513	$308,598

Retail properties:
Bandera Road	San Antonio, TX	1	$—	$8,221	$23,472	$31,693	$879	$8,221	$24,351	$32,572	$8,772	2/1/2007	1-40
Beaver Creek	Apex, NC	1	—	13,017	31,375	44,392	1,447	13,017	32,822	45,839	11,184	5/11/2007	1-40
CB Square	Jacksonville, FL	1	—	3,768	16,660	20,428	(191)	3,768	16,469	20,237	4,768	6/27/2007	2-40
Braintree	Braintree, MA	1	—	9,270	31,266	40,536	894	9,270	32,160	41,430	11,287	8/1/2007	1-40
Holbrook	Holbrook, MA	1	—	3,828	10,073	13,901	487	3,828	10,560	14,388	4,543	8/1/2007	1-40
Kingston	Kingston, MA	1	—	8,580	12,494	21,074	3,305	8,580	15,799	24,379	5,569	8/1/2007	1-40

				Initial Cost to Company				Gross Amount Carried at December 31, 2017
($ in thousands)	Location	No. of Buildings	Debt (1)	Land	Buildings and Improvements (2)	Total Costs	Cost Capitalized or Adjustments Subsequent to Acquisition (4)	Land	Buildings and Improvements (2)	Total Costs (3, 4)	Accumulated Depreciation (4, 5)	Acquisition Date	Depreciable Life (Years)
Manomet	Manoment, MA	1	—	1,890	6,480	8,370	379	1,890	6,859	8,749	2,569	8/1/2007	2-40
Orleans	Orleans, MA	1	—	8,780	23,683	32,463	168	8,780	23,851	32,631	8,378	8/1/2007	1-40
Sandwich	Sandwich, MA	1	—	7,380	25,778	33,158	762	7,380	26,540	33,920	8,772	8/1/2007	1-40
Wareham	Wareham, MA	1	—	13,130	27,030	40,160	3,184	13,130	30,214	43,344	10,523	8/1/2007	1-40
Abington	Abington, MA	1	—	14,396	594	14,990	—	14,396	594	14,990	594	8/1/2007	—
Hyannis	Hyannis, MA	1	—	10,405	917	11,322	—	10,405	917	11,322	518	8/1/2007	18-68
Mansfield	Mansfield, MA	1	—	5,340	16,490	21,830	—	5,340	16,490	21,830	5,270	8/1/2007	16-86
Meriden	Meriden, CT	1	—	6,560	22,014	28,574	—	6,560	22,014	28,574	7,419	8/1/2007	13-43
Weymouth	Weymouth, MA	2	—	5,170	19,396	24,566	(251)	4,913	19,402	24,315	6,678	8/1/2007	4-40
Whitman 475 Bedford Street	Whitman, MA	1	—	3,610	11,682	15,292	—	3,610	11,682	15,292	3,859	8/1/2007	16-56
Brockton Eastway Plaza	Brockton, MA	1	—	2,530	2,074	4,604	1,034	2,530	3,108	5,638	1,413	8/1/2007	1-40
Brockton Westgate Plaza	Brockton, MA	1	—	3,650	6,507	10,157	923	3,650	7,430	11,080	2,648	8/1/2007	2-40
New Bedford	New Bedford, MA	1	6,841	3,790	11,152	14,942	—	3,790	11,152	14,942	3,387	10/18/2007	22-40
Norwell	Norwell, MA	1	3,756	5,850	14,547	20,397	—	5,850	14,547	20,397	4,728	10/18/2007	15-65
270 Center	Washington, DC	1	70,000	19,779	42,515	62,294	573	19,779	43,088	62,867	16,503	4/6/2009	1-40
Springdale	Springfield, MA	1	—	11,866	723	12,589	8	11,866	731	12,597	444	2/18/2011	6-62
Saugus	Saugus, MA	1	—	3,783	9,713	13,496	120	3,783	9,833	13,616	4,736	3/17/2011	3-40
Durgin Square	Portsmouth, NH	2	—	7,209	21,055	28,264	1,436	7,209	22,491	29,700	5,024	5/28/2014	1-40
Salt Pond	Narragansett, RI	2	—	8,759	40,233	48,992	(197)	8,759	40,036	48,795	6,425	11/4/2014	1-40
South Cape	Mashpee, MA	6	—	9,936	27,552	37,488	1,041	10,307	28,222	38,529	4,043	3/18/2015	1-40
Shenandoah	Davie, FL	3	10,197	10,501	27,397	37,898	147	10,501	27,544	38,045	3,483	8/6/2015	1-40
Chester Springs	Chester, NJ	4	—	7,376	51,155	58,531	657	7,376	51,812	59,188	6,857	10/8/2015	1-40
Yale Village	Tulsa, OK	4	—	3,492	30,655	34,147	(79)	3,492	30,576	34,068	2,537	12/9/2015	3-40
Suniland Shopping Center	Pinecrest, FL	4	—	34,804	33,902	68,706	18	34,804	33,920	68,724	3,369	5/27/2016	1-40
Total retail properties		49	$90,794	$256,670	$598,584	$855,254	$16,744	$256,784	$615,214	$871,998	$166,300

				Initial Cost to Company				Gross Amount Carried at December 31, 2017
($ in thousands)	Location	No. of Buildings	Debt (1)	Land	Buildings and Improvements (2)	Total Costs	Cost Capitalized or Adjustments Subsequent to Acquisition (4)	Land	Buildings and Improvements (2)	Total Costs (3, 4)	Accumulated Depreciation (4, 5)	Acquisition Date	Depreciable Life (Years)

Industrial properties:
South Columbia	Campbellsville, KY	1	$—	$730	$25,092	$25,822	$5,019	$730	$30,111	$30,841	$13,103	6/25/2010	4-40
Vasco Road	Livermore, CA	1	—	4,880	12,019	16,899	—	4,880	12,019	16,899	304	7/21/2017	3-40
Northgate	North Las Vegas, NV	1	—	3,940	20,715	24,655	—	3,940	20,715	24,655	331	7/26/2017	10-40
Total industrial properties		3	$—	$9,550	$57,826	$67,376	$5,019	$9,550	$62,845	$72,395	$13,738
Grand total		72	$401,894	$422,450	$1,512,867	$1,935,317	$93,589	$422,564	$1,606,342	$2,028,906	$488,636

(1)
These properties are encumbered by mortgage notes. Amounts reflects principal amount outstanding as of December 31, 2017. See “Note 4 to the Consolidated Financial Statements” in Item 8, “Financial Statements and Supplementary Data” for more detail regarding our borrowings.

(2)	Includes gross intangible lease assets.

(3)	As of December 31, 2017, the aggregate cost for federal income tax purposes of investments in property was approximately $1.7 billion (unaudited).

(4)
Amount is presented net of impairments and other write-offs of tenant-related assets that were recorded at acquisition as part of our purchase price accounting. Such write-offs are the result of lease expirations and terminations.

(5)	Includes intangible lease asset amortization.
The following table summarizes investment in real estate properties and accumulated depreciation and amortization activity for the periods presented below:

	For the Year Ended December 31,
(in thousands)	2017	2016	2015
Investments in real estate properties:
Balance at the beginning of period	$2,204,322	$2,380,174	$2,472,926
Acquisitions of properties	41,554	68,706	357,811
Improvements	33,332	32,885	26,384
Disposition of properties	(242,424)	(271,944)	(468,124)
Impairment	(1,116)	(2,677)	(8,124)
Write-offs of intangibles and tenant leasing costs	(6,762)	(2,822)	(699)
Balance at the end of period	$2,028,906	$2,204,322	$2,380,174
Accumulated depreciation and amortization:
Balance at the beginning of period	$492,911	$505,957	$523,246
Real estate depreciation and amortization expense	68,070	80,105	83,114
Above-market lease assets amortization expenses	2,392	5,515	5,216
Disposition of properties	(67,975)	(96,113)	(104,920)
Write-offs of intangibles and tenant leasing costs	(6,762)	(2,553)	(699)
Balance at the end of period	$488,636	$492,911	$505,957